Filed Pursuant
to Rule 424(B)(4)
Registration No. 333-125680
PROSPECTUS
6,500,000 Shares
COMMON STOCK

The selling stockholders named in this prospectus are offering an aggregate of 6,500,000 shares of our common stock. WellCare Health Plans, Inc. will not receive any of the proceeds from the sale of shares being sold by the selling stockholders.

Our common stock is listed on the New York Stock Exchange under the symbol “WCG.” On June 29, 2005, the last sale price for the common stock as reported on the New York Stock Exchange was $36.25.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 8.

PRICE $35.50 A SHARE

	Per Share	Total

Price to Public	$35.5000	$230,750,000
Underwriting Discounts and Commissions	$1.6863	$10,960,950
Proceeds to Selling Stockholders	$33.8137	$219,789,050
TowerBrook Investors L.P., one of the selling stockholders in this offering, has granted the underwriters the right to purchase up to an additional 975,000 shares to cover over-allotments.
The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
Morgan Stanley & Co. Incorporated, on behalf of the underwriters, expects to deliver the shares to purchasers on or about July 6, 2005.

MORGAN STANLEY

LEHMAN BROTHERS

SG COWEN & CO.

UBS INVESTMENT BANK

WACHOVIA SECURITIES
June 29, 2005

      You should rely only on the information contained in this prospectus. We and the selling stockholders have not authorized anyone to provide you with information that is different from that contained in this prospectus. The selling stockholders are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of when this prospectus is delivered or when any sale of our common stock occurs.

i

PROSPECTUS SUMMARY
      This summary highlights selected information contained elsewhere in this prospectus. It does not contain all of the information that may be important to you. You should read the following summary together with the more detailed information regarding our company, the common stock being sold in this offering and our consolidated and combined financial statements, including the notes to those statements, appearing elsewhere in this prospectus.
Our Business
      We arrange for the delivery of healthcare services, also known as “managed care services,” targeted exclusively to government-sponsored healthcare programs, focusing on Medicaid and Medicare. We have centralized core functions, such as claims processing and medical management, combined with marketing and provider relationships tailored to the local markets where we operate. We believe that this approach allows us to provide high-quality, affordable healthcare services to our members and offer cost-saving opportunities to the states we serve, while maintaining mutually beneficial relationships with our providers and our regulators. We also believe that our approach to the delivery of managed care services will allow us to effectively grow our business, through organic growth, geographic expansion and acquisitions.
      We currently operate health plans in Florida, New York, Illinois, Indiana, Connecticut, Louisiana and Georgia, serving approximately 765,000 members as of March 31, 2005. In Florida, as of March 31, 2005, we served approximately 530,000 members, and operated the two largest Medicaid managed care plans. In New York, we served approximately 75,000 members as of March 31, 2005. In June 2004, we acquired Harmony Health Systems, Inc., a provider of Medicaid managed care plans in Illinois and Indiana, and as of March 31, 2005, our Harmony operations in Illinois and Indiana had approximately 68,000 and 58,000 members, respectively. Our Connecticut operations had approximately 33,000 members as of March 31, 2005. We have launched start-up health plans in Louisiana and in Georgia to offer our Medicare product lines.
      We are the largest provider of Medicaid managed care services in the State of Florida, where we also operate a large Medicare plan. As of June 30, 2003, the State of Florida had approximately 2.2 million Medicaid enrollees, according to the federal government’s Centers for Medicare & Medicaid Services, or CMS, which includes beneficiaries under the Supplemental Security Income, or SSI, and the Temporary Assistance to Needy Families, or TANF, programs. Florida also had 2.9 million Medicare enrollees, the second largest population of any state, as of June 30, 2003. Based on our history of providing quality managed care services in Florida, we believe we are well positioned to continue increasing our membership in the state.
      We also operate Medicaid and Medicare plans in New York and Connecticut. While we believe both New York and Connecticut are attractive markets, we believe that the New York market opportunity is substantial, with approximately 3.6 million Medicaid and 2.8 million Medicare enrollees as of June 30, 2003.
      We plan to leverage our approach to the delivery of managed care programs by expanding our Medicaid, Medicare and other products in our current markets and in additional counties and states.
Our Markets and Opportunities
      The market for government-sponsored healthcare programs in the United States is large and growing. As of June 30, 2003, Medicaid covered approximately 42.7 million enrollees and Medicare covered approximately 41.1 million enrollees, according to CMS. Enrollment in Medicaid managed care programs has grown rapidly in recent years, from 13.3 million, or 40% of enrollees, in 1996 to 25.3 million, or 59.1% of enrollees, in 2003, according to CMS. In particular, New York and Florida, areas in which we have substantial operations, have the second and fourth largest populations of Medicaid enrollees with 3.6 and 2.2 million enrollees, respectively, as of June 30, 2003. In 2002, total Medicaid spending in New York and Florida was approximately $36.3 billion and $9.9 billion, respectively. CMS estimates that healthcare expenditures will continue to increase over the next decade at an average annual rate of 7.3%, growing to a projected $3.4 trillion by 2013.

      Dual-Eligible and SSI Beneficiaries. Health plans such as ours that serve beneficiaries who are eligible to receive both Medicare and Medicaid benefits, also known as dual-eligibles, receive higher premiums for those members. In addition, the SSI population, which is comprised of aged, blind and disabled individuals, account for a disproportionately large percentage of Medicaid expenditures relative to its size as a result of their health needs. According to The Kaiser Commission on Medicaid and the Uninsured, the SSI population in 2002, on a nationwide basis, comprised only approximately 25% of the total number of Medicaid participants while accounting for approximately 70% of total Medicaid expenditures. We also believe the SSI population represents an attractive growth opportunity for us due to the relatively low concentration of managed health care plans that currently provide benefits to the SSI population in the markets where we currently provide Medicaid services and our history of successfully serving these populations.
      Markets for Medicare Part D Coverage. The Medicare Modernization Act of 2003, or MMA, included a significant expansion of the Medicare program to include a new federal prescription drug benefit beginning in 2006. The Henry J. Kaiser Family Foundation estimates that in 2006, there will be approximately 29 million eligible beneficiaries, or approximately 67% of the estimated 43 million total Medicare eligible population, who are likely to seek prescription drug coverage pursuant to Medicare Part D. They may obtain this coverage through a Medicare Advantage plan that offers Part D coverage or through a stand-alone prescription drug plan, or PDP. In addition, the United States Department of Health and Human Services estimates that in 2006, approximately 11 million Medicare beneficiaries will receive low income subsidies, including dual-eligible subsidies.
Our Competitive Advantages
      We operate health plans focused on government-sponsored healthcare programs. We believe the following are among our key competitive advantages:
      Leading Market Presence. We are the leading Medicaid provider in Florida, with an approximately 53% market share of Medicaid managed care enrollees. As a result of our acquisition of Harmony in 2004, we are also the leading provider of Medicaid managed care services in Illinois. Nationally, we have approximately 711,000 Medicaid members, as of March 31, 2005. We believe our strong market position provides us with numerous strategic advantages, including enhanced economies of scale, extensive provider networks in our core markets, strong relationships with state and local government agencies and the ability to provide a broad range of government-sponsored healthcare programs.
      Diversified Government Healthcare Programs. We offer managed care services for a diversified range of government programs, including Medicaid programs such as the State Children’s Health Insurance Program, or SCHIP, SSI and TANF programs and Medicare programs. This approach helps reduce the impact of rate reductions or other adverse changes affecting any one program. We believe that our experience in serving a broad range of enrollees in Medicaid, Medicare and related programs positions us to capitalize on growth opportunities within the market for government-sponsored healthcare programs.
      Exclusive Focus on Government Healthcare Programs. We are focused on designing and operating our business to serve our government programs constituents, including members, providers and regulators. We believe this allows us to build our provider networks with a focus on our target populations, and allows us, in large part, to contract with our providers using the Medicaid and Medicare fee schedules as a benchmark, which are generally lower than commercial rates. Our approach to contracting has allowed us to build strong provider networks that have been designed to provide the necessary care to our members, based on specific benefit designs, in the appropriate healthcare setting. We also target our sales and marketing efforts directly to individuals and communities, rather than employers and other groups targeted by commercial plans. We have developed internal regulatory affairs expertise which we believe allows us to work more effectively with CMS, the states and other regulators that govern our programs and services.
      Centralized and Scalable Operations. We have centralized our medical management programs, claims processing, member services, information technology, regulatory compliance and pharmacy benefits programs. Centralizing these functions and operating on a single platform permit management to better assess and control medical costs. Our administrative and information services have been designed to be scalable to accommodate growth, while allowing targeted marketing and provider services tailored to local markets.
      Localized, Disciplined Sales and Marketing Efforts. Our sales force is designed to target the diverse ethnic, cultural and linguistic composition of the communities we serve with over six different languages spoken. Through the strong relationships our sales people have with community leaders and healthcare providers, we are able to reach out directly to Medicaid-eligible populations and encourage them to join our plans, giving us an advantage over plans that must rely primarily on mandatory assignments. We believe that our sales efforts are enhanced by targeted marketing designed to strengthen our local brands. We believe these marketing programs enhance our leading brands, such as HealthEase and Staywell in Florida, and will allow us to further penetrate the Medicare market. Our sales and marketing team also provides us with increased flexibility as we assess potential new markets. We believe that we have developed the requisite infrastructure and expertise to succeed in both mandatory and non-mandatory Medicaid managed care states.
      Strong Relationships with Government Agencies. We work closely with the government agencies that regulate us and help develop the products and services that we offer. We believe that our relationships with these government agencies enable us to deliver high-quality, affordable healthcare services to our members and create cost savings opportunities for the states in which we operate, many of which currently are facing budgetary pressures. As a result of our ability to provide quality, cost-effective services, we believe government agencies will remain committed to the growth of managed care as a means to control rising healthcare expenditures.
      Partnerships with Providers. We seek to enter into mutually beneficial arrangements with our providers, which help them to develop their practices. We strive to provide quality service and to be a low hassle partner in developing and maintaining strong relationships with our providers. As a result of this approach, we have established broad provider networks that included, as of March 31, 2005, over 27,000 physicians and specialists and approximately 392 hospitals.
      Integrated Medical Management. We employ a coordinated, integrated approach to medical management in order to provide appropriate care to our members, contain costs and ensure efficient delivery within the network. Our focus is to ensure that members receive the appropriate care in a timely manner and in the appropriate healthcare delivery setting. Key elements of our medical management strategy include a focus on preventative care, careful management of outpatient, inpatient and other services and case and disease management. We believe that this approach allows us to improve medical outcomes for our members, resulting in cost savings for the states in which we operate.
Our Growth Strategy
      Our objective is to be the leading provider of managed care services for government-sponsored healthcare programs. To achieve this objective, we intend to:

•	expand our Medicaid business within existing markets;

•	leverage our established Medicaid businesses to develop Medicare plans;

•	enter new markets through internal growth, geographic expansions and acquisitions; and

•	provide Medicare prescription drug benefit coverage beginning in January 2006.
Additional Considerations
      We arrange for the delivery of healthcare services through a limited number of contracts with government agencies, and any termination of, or failure to renew, our existing government contracts could materially reduce our revenues and profitability. Because the premiums we receive are established by contract, our profitability depends in large part on our ability to predict and effectively manage the costs of healthcare services delivered to our members. In addition, our operating results depend significantly on Medicaid and Medicare program funding, premium levels, eligibility standards, reimbursement levels and other regulatory requirements established by the federal government and the governments of the states in which we operate.

We are subject to extensive government regulation, and any violation of the laws and regulations applicable to us could adversely affect our operating results. Our operating results are also heavily dependent on the continued profitability of our operations in Florida, which account for a significant portion of our revenues. For a discussion of these and other risks relating to our business and an investment in our common stock, see “Risk Factors” beginning on page 8.
Our Company
      We were formed in May 2002 to acquire the WellCare group of companies. In July 2002, we completed the acquisition of our current businesses through two concurrent transactions. In the first, we acquired our Florida operations, including our WellCare of Florida and HealthEase subsidiaries, in a stock purchase from several individuals. In the second transaction, we acquired The WellCare Management Group, Inc., a publicly-traded holding company and the parent company of our New York and Connecticut operations, through a merger of that company into a wholly-owned subsidiary of ours. See “Management’s Discussion and Analysis of Financial Condition and Operations — Corporate History and Acquisitions.”
      From inception to July 2004, we operated through a holding company that was a limited liability company. In July 2004, immediately prior to the closing of our initial public offering, that company was merged into a Delaware corporation and we changed our name to WellCare Health Plans, Inc.
      Our principal executive offices are located at 8725 Henderson Road, Renaissance One, Tampa, Florida 33634, and our telephone number is (813) 290-6200. We maintain a website at www.wellcare.com. Information contained on our website is not incorporated by reference into this prospectus, and you should not consider information contained on our website to be part of this prospectus.
      References in this prospectus to “WellCare,” “we,” “our,” and “us,” for periods prior to July 2004, refer to WellCare Holdings LLC, and after July 2004, refer to WellCare Health Plans, Inc., together in each case with our subsidiaries and any predecessor entities unless the context suggests otherwise.
      The WellCare trademark and design appearing in this prospectus are registered trademarks of The WellCare Management Group, Inc., one of our wholly-owned subsidiaries.

The Offering

Common stock offered by the selling stockholders	6,500,000 shares

Over-allotment option offered by TowerBrook Investors L.P., one of the selling stockholders	975,000 shares

Common stock to be outstanding after the offering	39,120,131 shares

Use of proceeds	We will not receive any proceeds from the sale of shares by the selling stockholders. See “Use of Proceeds.”

New York Stock Exchange symbol	WCG

      Except as otherwise noted, the number of shares to be outstanding after this offering excludes:

•	2,659,120 shares of common stock issuable upon the exercise of outstanding options, of which 416,734 shares were exercisable as of June 6, 2005 with a weighted average exercise price of $5.95 per share;

•	2,763,407 shares of common stock reserved for future issuances under our equity incentive plan; and

•	387,714 shares of common stock reserved for future issuances under our employee stock purchase plan.
      Except as otherwise noted, all information in this prospectus is based on the assumption that the underwriters do not exercise their over-allotment option.

SUMMARY CONSOLIDATED AND COMBINED FINANCIAL DATA
      The following table sets forth our summary financial data. This information should be read in conjunction with our financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. WellCare, as it existed prior to the July 31, 2002 acquisition of the WellCare group of companies, is referred to as “Predecessor.” From and after July 31, 2002, WellCare is referred to as “Successor.”

	Predecessor			Successor

	Year Ended		Seven-Month	Five-Month			Three Months Ended
	December 31,		Period Ended	Period Ended	Year Ended December 31,		March 31,
			July 31,	December 31,
	2000	2001	2002	2002	2003	2004	2004	2005

	(in thousands, except per unit/share data)
Consolidated and Combined Statements of Income (Loss):
Revenues:
Premium:
Medicaid	$272,497	$451,210	$329,164	$267,911	$740,078	$1,055,000	$216,120	$309,210
Medicare	72,992	233,626	170,073	120,814	288,330	334,760	84,560	106,656
Other(1)	80,430	55,027	17,976	9,928	14,444	1,136	570	—

Total premium	425,919	739,863	517,213	398,653	1,042,852	1,390,896	301,250	415,866
Investment and other income	5,548	10,421	2,819	3,152	3,130	4,307	586	3,015

Total revenues	431,467	750,284	520,032	401,805	1,045,982	1,395,203	301,836	418,881
Expenses:
Medical benefits:
Medicaid	202,876	364,293	274,672	222,007	609,233	851,153	183,062	257,996
Medicare	78,542	219,505	145,768	107,384	238,933	275,348	67,969	86,930
Other(2)	86,818	53,708	14,484	12,372	12,887	(941)	404	—

Total medical benefits	368,236	637,506	434,924	341,763	861,053	1,125,560	251,435	344,926
Selling, general and administrative	70,050	86,279	54,492	45,384	126,106	171,257	36,791	51,248
Depreciation and amortization	1,913	2,234	1,239	3,734	8,159	7,715	1,659	2,042
Interest	1,785	2,860	1,446	1,462	10,172	10,165	2,265	3,205

Total expenses	441,984	728,879	492,101	392,343	1,005,490	1,314,697	292,150	401,421

Income (loss) before income taxes	(10,517)	21,405	27,931	9,462	40,492	80,506	9,686	17,460
Income tax expense(3)	—	—	—	4,805	16,955	31,256	3,864	6,820

Net income (loss)	$(10,517)	$21,405	$27,931	$4,657	$23,537	$49,250	$5,822	$10,640

Net income per share:
Net income per share — basic						$1.70		$0.29
Net income per share — diluted						$1.56		$0.27
Net income attributable per common unit:
Net income attributable per unit — basic				$0.09	$0.66		$0.15
Net income attributable per unit — diluted				$0.08	$0.60		$0.13
Pro forma net income per common share:(4)
Basic					$0.82		$0.19
Diluted					$0.73		$0.16
Pro forma common shares outstanding:(4)
Basic					21,466,300		22,454,244
Diluted					23,937,664		26,200,158

	As of December 31,					As of March 31,

	2000	2001	2002	2003	2004	2004	2005

Operating Statistics:
Medical benefits ratio — consolidated(5)	86.5%	86.2%	84.8%	82.6%	80.9%	83.5%	82.9%
Medical benefits ratio — Medicaid(5)	74.5%	80.7%	83.2%	82.3%	80.7%	84.7%	83.4%
Medical benefits ratio — Medicare(5)	107.6%	94.0%	87.0%	82.9%	82.3%	80.4%	81.5%
Medical benefit ratio — other(5)	107.9%	97.6%	96.2%	89.2%	—	70.9%	—
Selling, general and administrative expense ratio(6)	16.2%	11.5%	10.8%	12.1%	12.3%	12.2%	12.2%
Members — consolidated	317,000	374,000	470,000	555,000	747,000	581,000	765,000
Members — Medicaid	256,000	323,000	420,000	512,000	701,000	537,500	711,000
Members — Medicare	20,000	35,000	42,000	42,000	46,000	43,000	54,000
Members — commercial	41,000	16,000	8,000	1,000	—	500	—

	As of December 31,					As of March 31,

	2000	2001	2002	2003	2004	2004	2005

	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$107,730	$129,791	$146,784	$237,321	$397,627	$198,799	$340,745
Total assets	173,007	221,456	409,504	497,107	799,036	472,340	833,349
Long-term debt (including current maturities)(7)	1,174	154	156,295	135,755	184,200	132,442	183,800
Total liabilities	180,186	199,411	334,587	397,530	490,405	366,681	512,961
Total stockholders’/members’ equity (deficit)(8)	(7,179)	22,045	74,917	99,577	308,631	105,659	320,388

(1)	Other premium revenue relates to our commercial business, which is no longer operated.
(2)	Other medical benefits relates to our commercial business, which is no longer operated.
(3)	Income tax expense was not recorded by the Predecessor because its tax structure included entities that had elected subchapter S status under the Internal Revenue Code, the income of which was taxed at the stockholder level, as well as entities that were subject to tax, but did not generate tax liabilities or benefits due to operating losses. Pro forma tax expense for each of the years 2000, 2001, and the seven months ended July 31, 2002 at an estimated tax rate of 42% (our effective tax rate as the Successor) is $0, $8,990, and $11,731, respectively.
(4)	Pro forma net income per share is computed using the pro forma weighted average number of common shares outstanding, which gives effect to the automatic conversion of all outstanding common units of WellCare Holdings, LLC into shares of common stock of WellCare Health Plans, Inc. upon the closing of our initial public offering. For a discussion of the difference between pro forma net income per common share and net income attributable per common unit, see Note 1 to the consolidated financial statements of WellCare Health Plans, Inc.
(5)	Medical benefits ratio represents medical benefits expense as a percentage of premium revenue.
(6)	Selling, general and administrative expense ratio represents selling, general and administrative expense as a percentage of total revenue and excludes depreciation and amortization expense for purposes of determining the ratio.
(7)	Long-term debt (including current maturities) at March 31, 2005 includes total short and long-term debt of $183,141 plus the unamortized portion of the discount on the term loan of $659.
(8)	Total stockholders’/members’ equity (deficit) reflects stockholders’ equity for Predecessor and for Successor as of March 31, 2005 and reflects limited liability company membership interests during 2002 and 2003.

RISK FACTORS
      This offering and an investment in our common stock involve a high degree of risk. You should carefully consider the following risks and all other information contained in this prospectus before purchasing our common stock. If any of the following risks actually occur, our business, financial condition and results of operations could be materially and adversely affected, the value of our stock could decline, and you may lose all or part of your investment. The risks and uncertainties described below are those that we currently believe may materially affect our company. Additional risks and uncertainties not presently known to us or that we currently deem immaterial also may impair our business operations.
Risks Related to Our Business
If our government contracts are not renewed or are terminated, our business could be substantially impaired.
      We provide our Medicaid, Medicare, SCHIP and other services through a limited number of contracts with state, federal or local government agencies. These contracts generally have terms of one or two years and are subject to nonrenewal by the applicable agency. All of our government contracts are terminable for cause if we breach a material provision of the contract or violate relevant laws or regulations. In addition, our right to add new members may be suspended by a government agency if it finds deficiencies in our provider network or operations. For the year ended December 31, 2004, the percentage of our total premium revenue that we derived from our Medicaid contracts in Florida, New York, Illinois, Indiana and Connecticut was 55%, 9%, 4%, 3% and 5%, respectively and the percentage derived from our Medicare contracts was 24%. For the three-month period ended March 31, 2005, the percentage of total premium that we derived from our Medicaid contracts in Florida, New York, Illinois, Indiana and Connecticut was 50%, 9%, 6%, 5% and 4%, respectively. The percentage derived from our Medicare contracts was 26%. We no longer operate a commercial line of business.
      Our contracts with the states are subject to cancellation or a potential freeze on enrollment by the state in the event of the unavailability of state or federal funding. In some jurisdictions, a cancellation or enrollment freeze may be immediate and in other jurisdictions a notice period is required. Some of our contracts are also subject to termination or are eligible for renewal through annual competitive bids. We may face increased competition as other plans attempt to enter our markets through the contracting process.
      If we are unable to renew, or to successfully rebid or compete for any of our government contracts, or if any of our contracts are terminated, our business could be substantially impaired. If any of those circumstances were to occur, we would likely pursue one or more alternatives, including seeking to enter into contracts in other geographic markets, seeking to enter into contracts for other services in our existing markets, or seeking to acquire other businesses with existing government contracts. If we were unable to do so, we could be forced to cease conducting business. In any such event, our revenues would decrease materially.
Because our premiums, which generate most of our revenues, are fixed by contract, we are unable to increase our premiums during the contract term if our corresponding medical benefits expense exceeds our estimates.
      Most of our revenues are generated by premiums consisting of fixed monthly payments per member. These payments are fixed by contract, and we are obligated during the contract period, which is generally one or two years, to provide or arrange for the provision of healthcare services as established by state and federal governments. We have less control over costs related to the provision of a mandatory set of healthcare services than we do over our selling, general and administrative expense. Historically, our medical benefits expense as a percentage of premium revenue has fluctuated. For example, our medical benefits expense was 84.8% of our combined premium revenue in 2002, 82.6% in 2003, 80.9% in 2004 and 82.9% for the three-month period ended March 31, 2005. If our medical benefits expense exceeds our estimates, we will be unable to adjust the premiums we receive under our current contracts, and our profits may decline.

Reductions in funding for government healthcare programs could substantially reduce our profitability.
      All of the healthcare services we offer are through government-sponsored programs, such as Medicaid and Medicare. As a result, our profitability is dependent on continued funding for government healthcare programs at or above current levels. For example, the premium rates paid by each state to health plans like ours differ depending on a combination of factors such as upper payment limits established by the state and federal governments, a member’s health status, age, gender, county or region, benefit mix and member eligibility categories. Future Medicaid premium rate levels may be affected by continued government efforts to contain medical costs or state and federal budgetary constraints. Many of the states in which we operate are currently experiencing fiscal challenges leading to significant budget deficits. According to the National Association of State Budget Officers, Medicaid spending consumed 21.4% of the average state’s budget in 2003, representing the second largest expenditure. According to the Congressional Budget Office, total state spending on Medicaid increased 9.5% in 2004. Some states may find it difficult to continue paying the current rates to Medicaid health plans. Changes in Medicaid funding, for example, may lead to reductions in the number of persons enrolled in or eligible for Medicaid, reductions in the amount of reimbursement or elimination of coverage for certain benefits such as pharmacy, behavioral health or other benefits. In some cases, changes in funding could be made retroactive in which case we may be required to return premiums already received or receive reduced future payments.
      All of the states in which we operate are presently considering, or recently have considered, legislation or regulations that would reduce reimbursement rates, payment levels, benefits covered or the number of persons eligible for Medicaid. For example, the Illinois state legislature recently approved budget legislation directing the state Medicaid agency to renegotiate its contracts with managed care plans such as ours to significantly reduce premiums. The state Medicaid agency recently notified us of its proposed premium reductions, and we are continuing to negotiate with the agency to determine the final premium applicable to our Illinois Medicaid health plans. While we cannot predict the final outcome of our negotiations, if the planned premium reductions are implemented as initially proposed by the state Medicaid agency, it would substantially reduce our revenues and could cause our Illinois Medicaid operations to become unprofitable. As a result, we cannot assure you that we will continue operating a Medicaid managed care plan in Illinois. In addition, reductions in Medicaid payments in other states, similar to those that may be imposed in Illinois, could substantially reduce our revenues and our net income and negatively affect our profitability.
      Recently, federal budget cuts and proposed reforms have been announced that, if implemented, would reduce the federal share of Medicaid funding over a four-year period commencing in 2007 by roughly 2% per year, or an aggregate of $10.0 billion. It is uncertain whether the overall level of spending on the Medicaid program will be reduced or whether the federal budget cuts and proposed reforms will adversely affect our profitability.
      Federal budgetary constraints also may limit premiums payable under our Medicare plans. For example, as a result of the Balanced Budget Act of 1997, annual increases on premiums paid to many Medicare+Choice (now known as Medicare Advantage) plans were subject to a 2% cap, even though overall Medicare healthcare expenses were increasing at a higher rate. Moreover, recent changes in Medicare pursuant to the MMA permit premium levels for certain plans to be established through competitive bidding, with Congress retaining the ability to limit increases in premium levels established through bidding from year to year.
We are subject to extensive government regulation, and any violation of the laws and regulations applicable to us could reduce our revenues and profitability and otherwise adversely affect our operating results.
      Our business is extensively regulated by the federal government and the states in which we operate. The laws and regulations governing our operations are generally intended to benefit and protect health plan members and providers rather than stockholders. The government agencies administering these laws and regulations have broad latitude to enforce them. These laws and regulations, along with the terms of our government contracts, regulate how we do business, what services we offer, and how we interact with our members, providers and the public. We are subject, on an ongoing basis, to various governmental reviews, audits and investigations to verify our compliance with our contracts and applicable laws and regulations. An adverse review, audit or investigation could result in one or more of the following:

•	forfeiture or recoupment of amounts we have been paid pursuant to our government contracts;

•	imposition of significant civil or criminal penalties, fines or other sanctions on us and/or our key employees;

•	loss of our right to participate in government-sponsored programs, including Medicaid and Medicare;

•	damage to our reputation in various markets;

•	increased difficulty in marketing our products and services;

•	inability to obtain approval for future service or geographic expansion; and

•	loss of one or more of our licenses to act as an insurer, health maintenance organization or third party administrator or to otherwise provide a service.
      Because we receive payments from federal and state governmental agencies, we are subject to various laws, including the Federal False Claims Act, which permit the federal government to institute suit against us for violations and, in some cases, to seek treble damages, penalties and assessments. Many states, including states where we currently do business, likewise have enacted parallel legislation. In addition, private citizens, acting as whistleblowers, can sue as if they were the government under a special provision of the Act.
      For example, the U.S. Department of Health and Human Services Office of the Inspector General, Office of Audit Services, which we refer to as the OIG, recently initiated an audit of one of our Florida plans. This audit is part of a national review by the OIG of Medicare Advantage plans to determine whether they used payment increases consistent with the requirements of the MMA. Under the MMA, when a Medicare Advantage plan receives a payment increase, it must enhance benefits, reduce beneficiary premiums or cost sharing, put additional payment amounts in a benefit stabilization fund, or use the additional payment amounts to stabilize or enhance access. As the OIG audit is currently in its initial stage, we cannot assure you what the findings of the audit will be and whether there will be any adverse effect on us.
      Any adverse review, audit or investigation could reduce our revenues and profitability and otherwise adversely affect our operating results. See “— Restrictions on our ability to market would adversely affect our revenue.”
If we are unable to manage medical benefits expense effectively, our profitability will likely be reduced or we could cease to be profitable.
      Our profitability depends, to a significant degree, on our ability to predict and effectively manage our costs related to the provision of healthcare services. Relatively small changes in the ratio of our expenses related to healthcare services to the premiums we receive, or medical benefits ratio, can create significant changes in our financial results. Factors that may cause medical benefits expense to exceed our estimates include:

•	an increase in the cost of healthcare services and supplies, including pharmaceuticals, whether as a result of inflation or otherwise;

•	higher than expected utilization of healthcare services;

•	periodic renegotiation of hospital, physician and other provider contracts;

•	the occurrence of catastrophes, major epidemics, terrorism or bio-terrorism;

•	changes in the demographics of our members and medical trends affecting them; and

•	new mandated benefits or other changes in healthcare laws, regulations and/or practices.

      Because of the relatively high average age of the Medicare population, medical benefits expense for our Medicare plans may be particularly difficult to control. According to CMS, from 1967 to 2002, Medicare healthcare expenses nationwide increased on average by 13.2% annually.
      Although we have been able to manage our medical benefits expense through a variety of techniques, including various payment methods to primary care physicians and other providers, advance approval for hospital services and referral requirements, medical management and quality management programs, upgraded information systems, and reinsurance arrangements, we may not be able to continue to manage these expenses effectively in the future. If our medical benefits expense increases, our profits could be reduced or we may not remain profitable. For example, a hypothetical 1% increase in our medical benefits ratio would have reduced our earnings before income taxes for the years ended December 31, 2003 and 2004 and the three-month period ended March 31, 2005 by $10.4 million, $14.5 million, and $4.0 million, respectively.
      We maintain reinsurance to protect us against severe or catastrophic medical claims, but we cannot assure you that such reinsurance coverage currently is or will be adequate or available to us in the future or that the cost of such reinsurance will not limit our ability to obtain it.
      Additionally, we have submitted an application with CMS to provide Medicare Prescription Drug Benefit services, which we refer to as Medicare Part D. If our application is approved, these new benefits will be effective for our members and any additional members we may enroll effective on January 1, 2006. We cannot assure you that we will be able to implement these new services and manage this new business profitably, which may negatively impact our operating results and our future profitability.
We expect to incur significant expenses in the remainder of 2005 in connection with the implementation of our PDP operations, which will have an adverse effect on our near-term operating results.
      We recently received conditional approval from CMS to provide stand-alone prescription drug plans, known as PDPs, under Medicare Part D. In addition, in June 2005, we filed bids with CMS that include our benefit plan designs and proposed rates for PDPs in all 34 regions established by CMS. These new benefits will become effective in January 2006 for members who elect to enroll beginning in the fall of 2005 and for certain dual-eligible members who are automatically enrolled in Medicare Part D. We have begun to incur expenses to upgrade and improve our infrastructure, technology and systems to manage our new PDP operations. We expect to incur significant expenses during the remainder of 2005 as we prepare to begin providing PDP benefits in January 2006. In particular, our expenses to date and the additional expenses that we expect to incur for the remainder of 2005 in connection with the implementation of our PDP operations have related, and will relate, to the following:

•	hiring and training of personnel to establish and manage systems, operations, regulatory relationships and materials;

•	systems development costs (including hardware, software and development resources);

•	fielding sales inquiry calls and creating and mailing sales materials to interested parties;

•	enrolling new members;

•	developing and distributing member materials (e.g., ID cards, member handbooks); and

•	handling customer service calls.
      We expect that these initial expenses will adversely affect our net income in the remainder of 2005. However, the level of expenses we incur during 2005, and in particular during the fourth quarter of 2005, in connection with the implementation of our PDP operations will depend on the level of demand for our PDP benefit plans. If potential prescription drug beneficiaries find our plan offerings appealing, and we receive a significant amount of inquiries and requests for enrollment materials, we anticipate that our costs to launch our PDP operations during 2005 will increase significantly and will materially adversely affect our net income for the remainder of 2005, including possibly resulting in a net loss for the fourth quarter.

If state regulatory agencies require a higher statutory capital level for our existing operations or if we are subject to additional capital requirements as we pursue new business opportunities, we may be required to make additional capital contributions which would negatively impact our cash flows and liquidity.
      Our operations are conducted through subsidiaries in various states. These subsidiaries are subject to state regulations that, among other things, require the maintenance of minimum levels of statutory capital, as defined by each state. One or more of these states may raise the statutory capital level from time to time. For instance, New York has proposed a 150% increase in reserve requirements. Other states may elect to adopt risk-based capital requirements based on guidelines adopted by the National Association of Insurance Commissioners. Currently, our operations in Illinois, Indiana, Connecticut, Louisiana and Georgia are subject to those requirements. Our subsidiaries are also subject to their state regulators’ general oversight powers. Regardless of whether they adopt the risk-based capital requirements, these state regulators can require our subsidiaries to maintain minimum levels of statutory net worth in excess of amounts required under the applicable state laws if they determine that maintaining such additional statutory net worth is in the best interests of our members. The proposed increase in reserve requirements to which our New York managed care plan is subject would materially increase our reserve requirements in New York. Our subsidiaries also may be required to maintain higher levels of statutory net worth due to the adoption of risk-based capital requirements by other states in which we operate. In addition, as we continue to expand our plan offerings in new states or pursue new business opportunities, such as our strategy to offer Medicare Part D coverage, we may be required to make additional statutory capital contributions. In either case, our liquidity and cash flows could be materially reduced, which could harm our ability to implement our business strategy, for example, by hindering our ability to make debt service payments on amounts drawn from our credit facilities.
We cannot assure you that we will be successful in securing new business opportunities such as our plans to provide PDP coverage and to provide Medicaid services in Georgia.
      We recently received conditional approval from CMS to provide PDP coverage beginning on January 1, 2006. In June 2005, we filed bids with CMS that include our benefit plan designs and proposed rates for PDPs in all 34 regions established by CMS. Our ability to provide these services, however, is subject to CMS granting final approval of our bids. In addition, we recently became licensed in the State of Georgia to offer Medicaid services to beneficiaries and have applied to the state to offer Medicaid services. In order to begin providing Medicaid services in the state, our application must be approved by the State of Georgia. We have not yet been notified by the state of its decision with respect to our application. If the application is approved, we expect to expend significant resources to build our infrastructure to pursue the Medicaid business in Georgia. However, we cannot assure you that we will obtain all the requisite governmental and regulatory approvals, whether in existing or new markets, that are typically necessary to pursue new businesses in our industry, including the PDP business and the Medicaid business in Georgia. In addition, even if we obtain the necessary regulatory approvals, licenses and permits, the costs of pursuing the new business may prove prohibitively expensive relative to expected revenues. Although we recently filed PDP bids for all 34 regions, we are not obligated to offer PDP benefits in all regions, and we may be unable to, or may ultimately choose not to, provide PDP benefits in one or more regions. If we are unable to pursue new opportunities or we reduce the scope of coverage we provide, our ability to grow will be adversely impacted.
Our failure to estimate incurred but not reported medical benefits expense accurately will affect our reported financial results.
      Our medical benefits expense includes estimates of medical claims incurred but not reported, or IBNR. We, together with our internal and consulting actuaries, estimate our medical cost liabilities using actuarial methods based on historical data adjusted for payment patterns, cost trends, product mix, seasonality, utilization of healthcare services and other relevant factors. Actual conditions, however, could differ from those we assume in our estimation process. We continually review and update our estimation methods and the resulting reserves and make adjustments, if necessary, to medical benefits expense when the criteria used to determine IBNR change and when actual claim costs are ultimately determined. Due to the uncertainties associated with the factors used in these assumptions, the actual amount of medical benefits expense that we incur may be materially more than the amount of IBNR originally estimated. If our estimates of IBNR are inadequate in the future, our reported results of operations will be negatively impacted. Further, our inability to estimate IBNR accurately may also affect our ability to take timely corrective actions, further exacerbating the extent of any adverse effect on our results.
We derive a substantial portion of our revenues and profits from operations in Florida, and legislative or regulatory actions, economic conditions or other factors that adversely affect those operations could materially reduce our revenues and profits.
      For the years ended December 31, 2003 and 2004 and the three-month period ended March 31, 2005, our Florida health plans accounted for 86.0%, 79.2% and 74.6%, respectively, of our total premium revenues. If we are unable to continue to operate in Florida, or if our current operations in any portion of Florida are significantly curtailed, our revenues will decrease materially. Our reliance on our operations in Florida could cause our revenues and profitability to change suddenly and unexpectedly, depending on legislative or regulatory actions, economic conditions and similar factors. For example, in 2004, Florida tightened the re-certification requirements for members enrolled in its Healthy Kids SCHIP program, making it more difficult for members to remain in the program. As a result, our membership in this program has declined. In addition, the Florida legislature recently considered Medicaid reform legislation, but ultimately determined instead to adopt a pilot program limited to two counties of the state. Under the pilot program, Medicaid-eligible participants will be able to choose to enroll in Medicaid coverage through employer-sponsored and other private plans that compete directly with managed care plans. However, the pilot program cannot be implemented until the Florida Medicaid agency obtains both a federal Medicaid waiver and further specific authorization from the Florida legislature and therefore we expect any implementation of the pilot program will not occur before the latter part of 2006. Accordingly, we cannot predict the impact the pilot program would have on our business if it should ultimately be implemented or expanded through the enactment of additional legislation. Further, if the pilot program is implemented, we may face increased competition from new providers of Medicaid services in these areas of Florida, including employer-sponsored and other private plans, which could materially reduce our revenues and would harm our overall operating results.
Our limited operating history as a stand-alone entity makes evaluating our business and future prospects difficult.
      We were formed in May 2002 to acquire the WellCare group of companies. Until the closing of that acquisition in July 2002, the companies that comprise our Florida operations had operated as a closely-held business, and our New York and Connecticut businesses had operated as subsidiaries of a public company, the majority stockholders of which were the owners of the Florida operations. Almost all of the senior members of our current management have joined us recently, including Todd S. Farha, our President and Chief Executive Officer. Our limited operating history under current management may not be adequate to enable you to fully assess our future prospects.
We may not be able to sustain our high rates of historic growth.
      From December 31, 2000 to December 31, 2004, our membership grew at an average annual rate of 24%, and from March 31, 2004 to March 31, 2005, our membership grew by 32%, of which approximately 17% represented organic growth. An important aspect of our strategy is continued growth in our existing markets. We may not be able to sustain our high historical growth rates, which would impair our ability to implement this strategy. For example, we already have a large share of the Medicaid managed care market in Florida, and the Florida Medicaid market is highly penetrated. These factors may limit our ability to continue to increase our membership in Florida, which is our largest market. If we are unable to continue to increase our membership in the states in which we currently operate, we may not be able to successfully implement our growth strategy.
We may be unsuccessful in implementing our growth strategy if we are unable to make or finance other acquisitions on favorable terms or integrate the businesses we acquire into our existing operations.
      Acquisitions of contract rights and other health plans are an important element of our growth strategy. We may be unable to identify and complete appropriate acquisitions rapidly enough, if at all, to meet our or our investors’ expectations for future growth. For example, many of the other potential purchasers of contract rights and plans have greater financial resources than we have. The market price of businesses that operate Medicaid plans has generally increased recently, which may increase the amount we are required to pay to complete future acquisitions and some of our competitors may be willing to pay more for these businesses than we are. In addition, we are generally required to obtain regulatory approval from one or more state agencies when making acquisitions, which may require a public hearing. This is the case regardless of whether we already operate a plan in the state in which the business to be acquired is located. We may be unable to comply with these regulatory requirements for an acquisition in a timely manner, or at all. Moreover, some sellers may insist on selling assets that we do not want, such as commercial lines of business, or transferring their liabilities to us as part of the sale of their companies or assets. Even if we identify suitable acquisition targets, we may be unable to complete acquisitions or obtain the necessary financing for these acquisitions on terms favorable to us, or at all.
      Further, to the extent we complete acquisitions, we may be unable to realize the anticipated benefits from acquisitions because of operational factors or difficulties in integrating the acquisitions with our existing businesses. This may include the integration of:

•	additional employees, whom we refer to as associates, who are not familiar with our operations;

•	new provider networks, which may operate on terms different from our existing networks;

•	additional members, who may decide to transfer to other healthcare providers or health plans;

•	disparate information, claims processing and record keeping systems; and

•	accounting policies, including those which require a high degree of judgment or complex estimation processes, such as estimates of medical claims incurred but not reported, accounting for goodwill, intangible assets, stock-based compensation and income tax matters.
      For all of the above reasons, we may not be able to successfully implement our acquisition strategy.
We may be unable to expand into some geographic areas without incurring significant additional costs.
      We are likely to incur additional costs if we enter states or counties where we do not currently operate. Our rate of expansion into other geographic areas may also be inhibited by:

•	the time and costs associated with obtaining a health maintenance organization license to operate in the new area or the expansion of our licensed service area, if necessary;

•	our inability to develop a network of physicians, hospitals and other healthcare providers that meets our requirements and those of government regulators;

•	competition, which increases the costs of recruiting members;

•	the cost of providing healthcare services in those areas; and

•	demographics and population density.
      Accordingly, we may be unsuccessful in entering other metropolitan areas, counties or states.
Ineffective management of our growth may adversely affect our results of operations, financial condition and business.
      Depending on acquisition and other opportunities, we expect to continue to increase our membership and to expand into other markets. In 2003, we had total revenue of approximately $1.0 billion. In 2004, we had total revenue of nearly $1.4 billion, and for the three-month period ended March 31, 2005, our total revenue exceeded $418 million. Continued rapid growth could place a significant strain on our management and on other resources. Our ability to manage our growth may depend on our ability to strengthen our management team and attract, train and retain skilled associates, and our ability to implement and improve operational, financial and management information systems on a timely basis. If we are unable to manage our growth effectively, our financial condition and results of operations could be materially and adversely affected. In addition, due to the initial substantial costs related to potential acquisitions, rapid growth could adversely affect our short-term profitability and liquidity.

The MMA makes changes to the Medicare program that could reduce our profitability and increase competition for our existing and prospective members.
      On December 8, 2003, President Bush signed the MMA. This legislation makes significant changes to the Medicare program and is complex and wide-ranging. There are numerous provisions in the legislation that will influence our Medicare business. We believe that many of these changes will benefit the managed care sector. However, the new bidding process for determining rates, expanded benefits and shifts in certain coverage responsibilities pursuant to the Act may increase competition and create uncertainties, including the following:

•	The Act increases reimbursement for Medicare Advantage plans, formerly known as the Medicare+Choice plan, in 2004 and 2005. Higher reimbursement rates may increase the number of plans that participate in the program, creating new competition that could adversely affect our profitability.

•	Beginning in 2006, plans may offer various products, including Preferred Provider Organizations, or PPOs, pursuant to the Act. Medicare PPOs would allow their members more flexibility to select physicians than the current plans, such as HMOs, which often require members to coordinate with a primary care physician. The Secretary of Health and Human Services created 26 regions for the Medicare PPO program. Regional Medicare PPO plans will compete with local Medicare Advantage HMO plans and may affect our current Medicare Advantage business. We do not know how the creation of the regional Medicare program, which is intended to provide further choice to beneficiaries, will affect our Medicare Advantage business.

•	To participate in the regional Medicare Advantage PPO program under the Act, a plan must meet certain requirements, including having an adequate provider network throughout the region. The Act provides some incentives for certain hospitals to join the network. Although we currently do not anticipate participating in any regional Medicare Advantage PPO programs, if in the future we decide to participate in these programs, we cannot assure you that we will be able to contract with a sufficient number of providers throughout our regions to satisfy the network adequacy requirements under the Act that would enable us to participate in the regional product.

•	Beginning in 2006, the payments for the local Medicare Advantage and regional Medicare Advantage plans will be based on a competitive bidding process that may decrease the amount of premiums paid to us or cause us to increase the benefits we offer.

•	Beginning in 2006, organizations that offer Medicare Advantage plans of the type we currently offer will be required to offer prescription drug benefits. It is not known at this time whether the governmental payments will be adequate to cover the costs for this benefit. In addition, most Medicare Advantage enrollees choosing to obtain prescription drug benefits will be required to do so from their Medicare Advantage plan. Enrollees may prefer a stand-alone drug plan and may disenroll from the Medicare Advantage plan altogether in order to participate in a stand-alone drug plan. Accordingly, the new Medicare Part D prescription drug benefit could reduce our profitability and membership enrollment following its implementation in 2006.

•	We recently received conditional approval from CMS to begin offering PDPs in 2006 to Medicare beneficiaries who are not enrolled in one of our Medicare Advantage plans. In addition, in June 2005, we filed bids with CMS that include our benefit plan designs and proposed rates for PDPs in all 34 regions established by CMS. Because PDP plans are new to Medicare and to the health insurance market generally, we do not know whether the bids we have submitted will be competitive or will be accepted. If our bids are accepted, we do not know whether we will be able to operate our PDP operations profitably, and our failure to do so could have an adverse effect on our results of operations.

•	Some enrollees may have chosen our Medicare Advantage plan in the past rather than a Medicare fee-for-service plan because of the added drug benefit that we offer with our Medicare Advantage plan. Following the implementation of the new prescription drug benefit, Medicare beneficiaries will have the opportunity to obtain a drug benefit without joining a managed care plan. As a result, our Medicare Advantage membership enrollment may decline.

•	Beginning in 2006, individuals eligible for both Medicare and Medicaid, or dual-eligibles, generally will receive their drug coverage from Medicare rather than from Medicaid. Because Medicaid will no longer be directly responsible for most drug coverage for dual-eligibles, Medicaid payments to plans will be reduced. We cannot predict whether this change in Medicaid payments will have an adverse effect on our operating results.
We may be unsuccessful in implementing our growth strategy, or continuing to participate in certain Medicare programs, if we are unable to meet submission and approval deadlines imposed by CMS.
      CMS has imposed rigorous deadlines for the filing and approval of applications that are important to support our growth strategy, especially in order for us to offer a new Medicare Advantage plan in a new location, to expand an existing plan into additional service areas, and to offer a prescription drug plan under the new Medicare Part D program. For example, in order for the Medicare Advantage applications that we timely filed earlier this year to be effective in 2005 or 2006, our applications must receive conditional approval by CMS this summer, or the approval will not be effective before 2007. Likewise, we recently filed bids with CMS that include our benefit plan designs and proposed rates for PDPs in all 34 regions designated by CMS and need to receive final approval from CMS by the fall in order to offer these plans beginning in 2006. In addition, CMS has imposed an annual deadline of the first Monday of each June for submission of competitive bid proposals for participation in the Medicare Advantage program beginning in the following year, and may impose an even earlier deadline for submission of some portions of the bid. As a result, we must devote extensive resources to preparing and timely filing applications, and we cannot assure you that any applications we submit will be approved by the deadlines imposed by CMS. If we are unable to submit these applications by the applicable deadlines, or if CMS does not approve them in a timely way, we may be unsuccessful in implementing our growth strategy, or in continuing the participation of one or more of our plans in the Medicare Advantage program, which could materially adversely affect our revenues and profits.
Changes, other than the MMA, in federal funding mechanisms also could reduce our profitability.
      In addition to changes pursuant to the MMA, other changes in federal funding mechanisms could reduce our profitability. For example, as a part of the administration’s 2004 budget submission to Congress, the Department of Health and Human Services announced principles for Medicaid reform. The proposal would establish two capped allotments for states combining both Medicaid and SCHIP funds, one for acute care and one for long-term care. Under this proposal, all mandatory populations and benefits would continue to be covered as required under current law. States, however, would be given flexibility for optional populations and benefits. The proposal would be revenue neutral over a 10-year period, although states would receive additional funds over the first seven years, with corresponding funding reductions in years eight through 10.
      The proposal was meant to provide increased flexibility to the states in managing their Medicaid and SCHIP programs, in particular in the design of benefit packages for optional populations. Governors working in concert with the Department of Health and Human Services were unable to reach agreement on these principles and for the time being, Congress has not considered the proposal. It is uncertain whether this proposal, or a variation thereof, will eventually be enacted. Congress instead passed a $20.0 billion fiscal relief program for the states, which included a $10.0 billion increase in the share of medical assistance expenditures provided to each state’s Medicaid program, known as the Federal Medical Assistance Percentage.
      If the Department’s proposal is ultimately enacted by Congress and the number of persons enrolled in Medicaid or SCHIP decreases in the states in which we operate or the scope of benefits provided is reduced, or expanded without a corresponding increase in payments made to us, our growth, revenues and profitability could be reduced.
We are required to comply with laws governing the transmission, security and privacy of health information, and we have not yet determined what our total compliance costs will be.
      Regulations under the Health Insurance Portability and Accountability Act of 1996, or HIPAA, require us to comply with standards regarding the exchange of health information within our company and with third parties, such as healthcare providers, business associates, and our members. These regulations include standards for common healthcare transactions, such as claims information, plan eligibility, and payment information; unique identifiers for providers (commencing May 2007) and employers; security; privacy; and enforcement. HIPAA also provides that to the extent that state laws impose stricter privacy standards than HIPAA privacy regulations, a state seeks and receives an exception from the Department of Health and Human Services regarding certain state laws, or state laws concern certain specified areas, such state standards and laws will not be preempted.
      The Department of Health and Human Services finalized the transaction standards on August 17, 2000. However, Congress delayed for one year the transaction standards’ original implementation deadline of October 16, 2002 for providers such as us that submitted a compliance plan by the original implementation deadline. In response to CMS guidance, we adopted a contingency plan in July 2003, pursuant to which we continue to process HIPAA standard transactions and also engage in legacy transactions as appropriate. The Department issued the privacy standards on December 28, 2000, and after certain delays, the privacy standards became effective on April 14, 2001, with a compliance date of April 14, 2003 for most covered providers, including us. The security standards became effective on April 21, 2003, with a compliance date of April 20, 2005 for most covered entities, including us. Sanctions for failing to comply with the HIPAA health information provisions include criminal penalties and civil sanctions.
      We believe we have met the HIPAA deadlines for the adoption and implementation of appropriate policies and procedures for privacy and for transactions and code sets, and we are implementing security policies and procedures to achieve compliance with the security standards.
      Given HIPAA’s complexity, the recent effectiveness of several final regulations, and the possibility that the regulations may change and may be subject to changing and perhaps conflicting interpretation, our ongoing ability to comply with the HIPAA requirements is uncertain. Furthermore, a state’s ability to promulgate stricter laws, and uncertainty regarding many aspects of such state requirements, make compliance with applicable health information laws more difficult. For these reasons, we are unable to calculate reliably what our total compliance costs will be.
Future changes in healthcare law may reduce our profitability or liquidity.
      Healthcare laws and regulations, and their interpretations, are subject to frequent change. Changes in existing laws or regulations, or their interpretations, or the enactment of new laws or the issuance of new regulations could reduce our profitability, among other things, by:

•	imposing additional license, registration and/or capital requirements;

•	increasing our administrative and other costs;

•	forcing us to undergo a corporate restructuring;

•	increasing mandated benefits;

•	limiting our ability to engage in inter-company transactions with our affiliates and subsidiaries;

•	forcing us to restructure our relationships with providers; or

•	requiring us to implement additional or different programs and systems.
      Changes in state law also may adversely affect our profitability. Laws relating to managed care consumer protection standards, including increased plan information disclosure, limits to premium increases, expedited appeals and grievance procedures, third party review of certain medical decisions, health plan liability, access to specialists, clean claim payment timing, physician collective bargaining rights and confidentiality of medical records either have been enacted or continue to be under discussion. New healthcare reform legislation may require us to change the way we operate our business, which may be costly. Further, although we believe we have exercised care in structuring our operations to attempt to comply in all material respects with the laws and regulations applicable to us, government officials charged with responsibility for enforcing such laws and/or regulations have in the past asserted and may in the future assert that we or transactions in which we are involved are in violation of these laws, or courts may ultimately interpret such laws in a manner inconsistent with our interpretation. Therefore, it is possible that future legislation and regulation and the interpretation of laws and regulations could have a material adverse effect on our ability to operate under the Medicaid, Medicare and SCHIP programs and to continue to serve our members and attract new members.

Restrictions on our ability to market would adversely affect our revenue.
      Although we enroll some of our new members through automatic enrollment programs and voluntary member enrollment, we rely on our marketing and sales efforts for a significant portion of our membership growth. All of the states in which we currently operate permit marketing but impose strict requirements and limitations as to the types of marketing activities that are permitted. In Florida and New York, other Medicaid plans have been prohibited from engaging in marketing activities for a period of time after being found to have violated the state’s requirements. While no such action is currently pending or threatened by the State of Florida against us, from time to time we have been cited, and in some cases fined, for alleged marketing violations. Until recently, our New York Medicare operations were prohibited from marketing as a result of past audits and regulatory deficiencies we inherited when we acquired our New York operations. In addition, in October 2004, the State of Connecticut imposed a prohibition of marketing on our Connecticut plan as the result of allegedly having engaged in a repeated practice of marketing violations and suspended the use of certain marketing practices while we developed a corrective action plan. The state lifted the marketing prohibition in November 2004 after imposing a monetary fine and reviewing our initial corrective action plan. In response to certain comments received from the state on our initial corrective action plan, we have recently submitted an amended corrective action plan and have implemented new procedures and corrective measures pending the state’s consideration of the amended plan. In circumstances where our marketing efforts are prohibited or curtailed, our ability to increase or sustain membership will be significantly harmed, which will adversely affect our revenue.
Operational deficiencies related to our business may adversely affect our operations or growth in certain markets.
      Until recently, we were prohibited from marketing our Medicare program in New York due to a number of deficiencies we inherited when we acquired our New York operations. Although we have made investments in our New York business to address these deficiencies and are currently permitted to market our Medicare health plan in New York, we continue to experience problems related to these deficiencies, including gaps in our provider network. Moreover, government regulators, members and providers, and potential members and providers, may have a negative perception of our New York health plans as a result of these operational deficiencies. These issues may result in continued heightened scrutiny by federal, state and/or county and city regulators and may adversely affect the operations or growth of our business in New York. In addition, the State of Connecticut recently conducted an audit of the quality of and timely access to the healthcare delivery services of our Connecticut operations and identified specified quality deficiencies. We have undertaken certain corrective actions in response to the deficiencies noted in the audit findings. If our corrective actions are not successful and we are not able to improve the quality of our services in Connecticut, our growth plans and operations in Connecticut may be adversely affected.
If we are unable to maintain satisfactory relationships with our providers, our profitability could decline and we may be precluded from operating in some markets.
      Our profitability depends, in large part, upon our ability to enter into cost-effective contracts with hospitals, physicians and other healthcare providers in appropriate numbers in our geographic markets and at convenient locations for our members. In any particular market, however, providers could refuse to contract, demand higher payments or take other actions that could result in higher medical benefits expense. In some markets, certain providers, particularly hospitals, physician/hospital organizations or multi-specialty physician groups, may have significant market positions or near monopolies. If such a provider or any of our other providers refuse to contract with us, use their market position to negotiate contracts that might not be cost-effective or otherwise place us at a competitive disadvantage, those activities could adversely affect our operating results in that market area. In the long term, our ability to contract successfully with a sufficiently large number of providers in a particular geographic market will affect the relative attractiveness of our managed care products in that market and could preclude us from renewing our Medicaid or Medicare contracts in those markets or from entering into new markets.

      Our provider contracts with network primary care physicians and specialists generally have terms of one year, with automatic renewal for successive one-year terms. We may terminate these contracts for cause, based on provider conduct or other appropriate reasons, subject to laws giving providers due process rights. The contracts generally may be cancelled by either party without cause upon 60 or 90 days prior written notice. Our contracts with hospitals generally have terms of one to two years, with automatic renewal for successive one-year terms. We may terminate these contracts for cause, based on provider misconduct or other appropriate reasons. Our hospital contracts generally may be cancelled by either party without cause upon 120 days prior written notice. We may be unable to continue to renew such contracts or enter into new contracts enabling us to serve our members profitably. We will be required to establish acceptable provider networks prior to entering new markets. Although we have established long-term relationships with many of our network providers, we may be unable to maintain those relationships or enter into agreements with providers in new markets on a timely basis or under favorable terms. If we are unable to retain our current provider contracts or enter into new provider contracts timely or on favorable terms, our profitability could decline.
If a state fails to renew its federal waiver application for mandated Medicaid enrollment into managed care or such application is denied, our membership in that state will likely decrease.
      A significant percentage of our Medicaid plan enrollment results from mandatory Medicaid enrollment in managed care plans. States may only mandate Medicaid enrollment into managed care through CMS-approved plan amendments or under federal waivers or demonstrations. Waivers and programs under demonstrations are generally approved for two-year periods and can be renewed on an ongoing basis if the state applies and the waiver request is approved or renewed by CMS. We have no control over this renewal process. If a state in which we operate does not renew its mandated program or the federal government denies the state’s application for renewal, our business would suffer as a result of a likely decrease in membership.
We rely on the accuracy of eligibility lists provided by the government to collect premiums, and any inaccuracies in those lists could cause states to recoup premium payments from us, which could reduce our revenues and profitability.
      Premium payments that we receive are based upon eligibility lists produced by the government. From time to time, states require us to reimburse them for premiums that we received from the states based on an eligibility list that a state later discovers contains individuals who are not in fact eligible for any government-sponsored program or are eligible for a different premium category or a different program. Recently, for example, we received a notice from the State of Florida concerning an audit of individuals who are eligible under both Medicare and Medicaid. The state contends that, because of inaccuracies in the characterization of some of these individuals, we received net overpayments that it is entitled to recoup from us. The state has recently notified us that it will begin recouping some of these net overpayments from our future Medicaid premiums, and we are uncertain what the financial impact to us will be.
      In addition to recoupment of premiums previously paid, we also face the risk that a state could fail to pay us for members for whom we are entitled to payment. Our profitability would be reduced as a result of such reimbursement to the state or failure of payment from the state if we had made related payments to providers and were unable to recoup such payments from the providers. We have established a reserve in anticipation of recoupment by the states of previously paid premiums, but ultimately our reserve may not be sufficient to cover the amount, if any, of recoupments. If the amount of any recoupments exceeds our reserves, our revenues and profits may be materially harmed.
Our business depends on our information systems, and our inability to effectively integrate, manage and keep secure our information systems could disrupt our operations.
      Our business is dependent on effective and secure information systems that assist us in, among other things, monitoring utilization and other cost factors, supporting our healthcare management techniques, processing provider claims and providing data to our regulators. Our providers also depend upon our information systems for membership verifications, claims status and other information. If we experience a reduction in the performance, reliability or availability of our information systems, our operations and ability to produce timely and accurate reports could be adversely affected. In addition, many of our key software applications are licensed from third parties. If the owner of the software becomes insolvent or is otherwise unable to support the software, our operations could be adversely affected. Our operations could also be adversely affected if the software owner is unwilling to continue to support the software or charges materially increased fees for such support.
      Our disaster recovery plan, including disaster recovery and emergency mode operations systems, was tested and implemented in May 2004. We will not have a fully implemented business continuity program until the end of 2005. Events outside our control, including acts of nature, such as hurricanes, earthquakes or fires, or terrorism, could significantly impair our information systems and applications.
      Our information systems and applications require continual maintenance, upgrading and enhancement to meet our operational needs. If we are unable to maintain or expand our systems, we could suffer from, among other things, operational disruptions, such as the inability to pay claims or to make claims payments on a timely basis, loss of members, difficulty in attracting new members, regulatory problems and increases in administrative expenses.
      Our business requires the secure transmission of confidential information over public networks. Advances in computer capabilities, new discoveries in the field of cryptography or other events or developments could result in compromises or breaches of our security systems and client data stored in our information systems. Anyone who circumvents our security measures could misappropriate our confidential information or cause interruptions in services or operations. The Internet is a public network, and data is sent over this network from many sources. In the past, computer viruses or software programs that disable or impair computers have been distributed and have rapidly spread over the Internet. Computer viruses could be introduced into our systems, or those of our providers or regulators, which could disrupt our operations, or make our systems inaccessible to our providers or regulators. We may be required to expend significant capital and other resources to protect against the threat of security breaches or to alleviate problems caused by breaches. Because of the confidential health information we store and transmit, security breaches could expose us to a risk of regulatory action, litigation, possible liability and loss. Our security measures may be inadequate to prevent security breaches, and our business operations would be adversely affected by cancellation of contracts and loss of members if they are not prevented.
We may not have adequate intellectual property rights in our brand names for our health plans, and we may be unable to adequately enforce such rights.
      Our success depends, in part, upon our ability to market our health plans under our brand names, including “WellCare,” “HealthEase,” “Staywell” and “Harmony.” While we hold federal trademark registrations for the “WellCare” trademark, we have not taken enforcement action to prevent infringement of our federal trademark and have not secured registrations of our other marks. Other businesses may have prior rights in the brand names that we market under or in similar names, which could limit or prevent our ability to use these marks, or to prevent others from using similar marks. If we are unable to prevent others from using our brand names, or if others prohibit us from using them, our revenues could be adversely affected. Even if we are able to protect our intellectual property rights in such brands, we could incur significant costs in doing so.
We encounter significant competition that may limit our ability to increase or maintain membership in the markets we serve, which may harm our growth and our operating results.
      We operate in a highly competitive environment and in an industry that is currently subject to significant changes due to business consolidations, new strategic alliances and aggressive marketing practices by other managed care organizations. We compete for members principally on the basis of size, location and quality of provider network, benefits provided, quality of service and reputation. A number of these competitive elements are partially dependent upon and can be positively affected by financial resources available to a health plan. Many other organizations with which we compete have substantially greater financial and other resources than we do. In addition, changes resulting from the MMA, or state Medicaid reform or other initiatives, may bring additional competitors into our market area. As a result, we may be unable to increase or maintain our membership.
We have substantial debt obligations that could restrict our operations.
      We have a significant amount of outstanding indebtedness, including, as of March 31, 2005, approximately $158.1 million in borrowings under our senior secured credit facilities and approximately $25.0 million in outstanding debt to the parties that sold our Florida operations to us. We have available borrowing capacity under our senior secured revolving credit facility of approximately $50.0 million, as of March 31, 2005. We may also incur additional indebtedness in the future. Our substantial indebtedness could have adverse consequences, including:

•	increasing our vulnerability to adverse economic, regulatory and industry conditions, and placing us at a disadvantage compared to our competitors that are less leveraged;

•	limiting our ability to compete and our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	limiting our ability to borrow additional funds for working capital, capital expenditures, acquisitions and general corporate or other purposes; and

•	exposing us to greater interest rate risk since the interest rate on borrowings under our senior credit facilities is variable.
      Our debt service obligations will require us to use a portion of our operating cash flow to pay interest and principal on indebtedness instead of for other corporate purposes, including funding future expansion of our business and ongoing capital expenditures. If our operating cash flow and capital resources are insufficient to service our debt obligations, we may be forced to sell assets, seek additional equity or debt capital or restructure our debt. However, these measures might be unsuccessful or inadequate in permitting us to meet scheduled debt service obligations.
Restrictions and covenants in our credit facilities and instruments governing our additional indebtedness may limit our ability to make certain acquisitions and declare dividends.
      The documents governing our senior secured credit facilities and our indebtedness to the parties that sold our Florida operations to us contain various restrictions and covenants, including prescribed fixed charge coverage and leverage ratios and limitations on capital expenditures and acquisitions, that restrict our financial and operating flexibility, including our ability to make certain acquisitions and declare dividends without lender approval.
Our failure to comply with covenants in our debt instruments could result in our indebtedness being immediately due and payable and the loss of our assets.
      Our indebtedness to the parties that sold our Florida operations to us is secured by a pledge of 51% of the outstanding capital stock of our subsidiary, WCG Health Management, Inc., which is the indirect parent corporation of all of our operating subsidiaries. Our credit facilities are similarly secured by a pledge of stock of our operating subsidiaries, as well as a pledge of substantially all of the assets of our non-regulated entities. If we fail to pay any of our indebtedness when due, or if we breach any of the other covenants in the instruments governing our indebtedness, one or more events of default, including cross-defaults among multiple portions of our indebtedness, could result. These events of default could permit our creditors to declare all amounts owing to be immediately due and payable. If we were unable to repay indebtedness owed to our secured creditors, they could proceed against the collateral securing that indebtedness.

We may not be able to retain our executive officers, and the loss of any one or more of these officers and their managed care expertise would adversely affect our business.
      Our operations are highly dependent on the efforts of our President and Chief Executive Officer and our other senior executives, each of whom has been instrumental in developing our business strategy and forging our business relationships. Although some of our executives have entered into employment agreements with us, these agreements may not provide sufficient incentives for those executives to continue their employment with us. In particular, we recently amended and restated our employment agreement with Mr. Farha, our President and Chief Executive Officer. Mr. Farha’s employment agreement expires in June 2010 and renews automatically for successive one-year terms unless earlier terminated by us or Mr. Farha. While we believe that we could find replacements, the loss of the leadership, knowledge and experience of Mr. Farha and our other executive officers could adversely affect our business. Replacing many of our executive officers might be difficult or take an extended period of time because a limited number of individuals in the managed care industry have the breadth and depth of skills and experience necessary to operate and expand successfully a business such as ours. We do not currently maintain key-man life insurance on any of our executive officers other than our President and Chief Executive Officer, and such insurance may not be sufficient to cover the costs of recruiting and hiring a replacement Chief Executive Officer or the loss of his services. Our success is also dependent on our ability to hire and retain qualified management, technical and medical personnel. We may be unsuccessful in recruiting and retaining such personnel, which could adversely affect our operations.
Claims relating to medical malpractice and other litigation could cause us to incur significant expenses.
      Our providers involved in medical care decisions may be exposed to the risk of medical malpractice claims. A small percentage of these providers do not have malpractice insurance. Due to increased costs or inability to secure malpractice insurance, the percentage of physicians who do not have malpractice insurance may increase, particularly in Florida, our largest market. Although our network providers are independent contractors, claimants sometimes allege that a managed care organization such as us should be held responsible for alleged provider malpractice, particularly where the provider does not have malpractice insurance, and some courts have permitted that theory of liability; however, the Florida legislature has enacted legislation that has partially limited liability of managed care organizations for provider malpractice. In addition, managed care organizations may be sued directly for alleged negligence, such as in connection with the credentialing of network providers or for alleged improper denials or delay of care. In addition, Congress and several states have considered or are considering legislation that would expressly permit managed care organizations to be held liable for negligent treatment decisions or benefits coverage determinations.
      From time to time, we are party to various other litigation matters, some of which seek monetary damages. We cannot predict with certainty the eventual outcome of any pending litigation or potential future litigation, and we might incur substantial expense in defending these or future lawsuits or indemnifying third parties with respect to the results of such litigation.
      We maintain errors and omissions insurance with a policy limit of $10 million and other insurance coverage and, in some cases, indemnification rights that we believe are adequate based on industry standards. However, potential liabilities may not be covered by insurance or indemnity, our insurers or indemnifying parties may dispute coverage or may be unable to meet their obligations, or the amount of our insurance or indemnification coverage may be inadequate. We cannot assure you that we will be able to obtain insurance coverage in the future, or that insurance will continue to be available on a cost-effective basis, if at all. Moreover, even if claims brought against us are unsuccessful or without merit, we would have to defend ourselves against such claims. The defense of any such actions may be time-consuming and costly and may distract our management’s attention. As a result, we may incur significant expenses and may be unable to effectively operate our business.

Growth in the number of Medicaid eligibles may be counter-cyclical, which could adversely affect our operating results when general economic conditions are improving.
      The number of persons eligible to receive Medicaid benefits may grow more slowly or even decline if economic conditions continue to improve. Therefore, improvements in general economic conditions may cause our membership levels to decrease, thereby causing our operating results to suffer, which could lead to decreases in our stock price during periods in which stock prices in general are increasing.
Negative publicity regarding the managed care industry may harm our business and operating results.
      In the past, the managed care industry has received negative publicity. This publicity has led to increased legislation, regulation, review of industry practices and private litigation in the commercial sector. These factors may adversely affect our ability to market our services, require us to change our services and increase the regulatory burdens under which we operate, further increasing the costs of doing business and adversely affecting our operating results.
If state regulators do not approve payments of dividends and distributions by our affiliates to us, our liquidity could be materially impaired.
      We operate our business principally through our health plan subsidiaries, which generally are subject to laws and regulations that limit either the amount of dividends and distributions that they can pay to us or the amount of fees that may be paid to affiliates of our health plan subsidiaries without prior approval of, or notification to, state regulators. The discretion of the state regulators, if any, in approving or disapproving a dividend is not clearly defined. Health plans that declare non-extraordinary dividends must usually provide notice to the regulators in advance of the intended distribution date of a non-extraordinary dividend. If the regulators were to deny or significantly restrict our subsidiaries’ requests to pay dividends to us or to pay fees to the affiliates of our health plan subsidiaries, the funds available to our company as a whole would be limited, which could harm our ability to implement our business strategy. For example, we could be hindered in our ability to make debt service payments on amounts drawn from our credit facilities. None of our health plan subsidiaries paid any dividends during 2002, 2003, 2004 or the three months ended March 31, 2005. However, the aggregate amounts our Florida health plan subsidiaries could have paid us at December 31, 2002, 2003 and 2004 and March 31, 2005 without approval of the regulatory authorities were $2,215,000, $568,000, $7,170,000 and $19,163,000, respectively, assuming no dividends had been paid during the respective periods. No dividends were available to be paid from our New York and Connecticut health plan subsidiaries during those periods. Moreover, the proposed increase in reserve requirements in New York may further hinder the ability of our New York managed care plan to pay dividends.
Recently enacted changes in securities laws and regulations are likely to increase our costs.
      The Sarbanes-Oxley Act of 2002, which became law in July 2002, as well as new rules subsequently implemented by the Securities and Exchange Commission, have required changes in some of our corporate governance practices. In addition, the New York Stock Exchange has adopted revisions to its requirements for listed companies. We expect these new rules, and interpretations of these rules, to increase our legal and financial compliance costs, and to make some activities more difficult, time consuming and/or costly. We also expect these new rules to make it more difficult and expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These new rules could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee, and executive officers.

Risks Related to this Offering
A public market for our common stock has existed only for a limited period of time and our stock price is volatile and could decline, which could result in a substantial loss on your investment.
      The market price of our common stock could fluctuate significantly as a result of:

•	state and federal budget decreases;

•	adverse publicity regarding health maintenance organizations, other managed care organizations and health insurers in general;

•	government action regarding eligibility;

•	changes in government payment levels;

•	changes in state mandatory programs;

•	changes in expectations of our future financial performance or changes in financial estimates, if any, of public market analysts;

•	announcements relating to our business or the business of our competitors;

•	conditions generally affecting the managed care industry or our provider networks;

•	the success of our operating or acquisition strategy;

•	the operating and stock price performance of other comparable companies;

•	the termination of any of our contracts;

•	regulatory or legislative changes; and

•	general economic conditions, including inflation and unemployment rates.
      Investors may not be able to resell their shares of our common stock following periods of volatility because of the market’s adverse reaction to that volatility. Our stock may not trade at the same levels as the stock of other healthcare companies, and the market in general may not sustain its current prices.
A substantial number of shares will become eligible for sale in the near future, which could cause our common stock price to decline significantly.
      In connection with this offering, we, along with our executive officers, directors and certain of our stockholders, have agreed, subject to limited exceptions, not to sell or transfer any shares of common stock for 90 days after the date of the offering without the underwriters’ consent. However, the underwriters may release these shares from these restrictions at any time. In evaluating whether to grant such a request, the underwriters may consider a number of factors with a view toward maintaining an orderly market for, and minimizing volatility in the market price of, our common stock. These factors include, among others, the number of shares involved, recent trading volume and prices of the stock, the length of time before the lock-up expires and the reasons for, and the timing of, the request. We cannot predict what effect, if any, market sales of shares held by any stockholder or the availability of these shares for future sale will have on the market price of our common stock.
      A total of 1,306,079 shares not subject to lock-up agreements will be available for sale on July 7, 2005 pursuant to Rule 144. A total of approximately 13,689,079 shares of common stock may be sold in the public market by existing stockholders 90 days after the date of this prospectus, the expiration date for the lock-up agreements entered into in connection with this offering, pursuant to Rule 144 under federal securities laws. Additionally, as of June 6, 2005, we had outstanding options to purchase 2,659,120 shares of our common stock, of which 416,734 were exercisable, at a weighted average exercise price of $5.95 per share. From time to time, we may issue additional options to associates, non-employee directors and consultants pursuant to our equity incentive plans. Sales of substantial amounts of our common stock in the public market after the completion of this offering, or the perception that such sales could occur, could adversely affect the market price of our common stock and could materially impair our future ability to raise capital through offerings of our common stock. See “Shares Eligible for Future Sale” below for a more detailed description of the timing and availability of shares becoming eligible for sale after this offering.
The concentration of our capital stock ownership upon the completion of this offering will likely limit your ability to influence corporate matters.
      TowerBrook Investors L.P. (f/k/a Soros Private Equity Investors LP), or TowerBrook, owned 42.8% of our outstanding capital stock as of June 6, 2005. Upon completion of this offering, TowerBrook will beneficially own 27.4% of our outstanding capital stock, or 25.0% if the underwriters exercise their over-allotment option in full. In addition, as of June 6, 2005, our executive officers and directors together beneficially owned approximately 9.1% of our outstanding capital stock (excluding shares owned by TowerBrook which may be deemed to be beneficially owned by one of our directors). Upon completion of this offering, our executive officers and directors will together beneficially own approximately 7.9% of our outstanding capital stock (excluding shares owned by TowerBrook which may be deemed to be beneficially owned by one of our directors). The chairman of our board of directors is one of five members of the investment committee of the general partner of TowerBrook and one of two controlling members of the general partner of that general partner. As such, he may be deemed to have shared investment power with respect to TowerBrook’s investments, including its holdings of our stock. As a result of TowerBrook’s holdings of our stock, the chairman of the board may have the ability to influence our management and affairs and determine the outcome of matters submitted to stockholders for approval, including the election and removal of directors, amendments to our charter, approval of any equity-based employee compensation plan and any merger, consolidation or sale of all or substantially all of our assets.
The concentration of our capital stock ownership, as well as provisions in our charter documents and under Delaware law, could discourage a takeover that stockholders may consider favorable and make it more difficult for you to elect directors of your choosing.
      Upon completion of this offering, TowerBrook will beneficially own 10,733,784 shares of our common stock, representing 27.4% of the voting power of our common stock, assuming the underwriters do not exercise their over-allotment option. As a result, it will be difficult for holders of our common stock to approve a takeover of our company, or to approve the election of our directors, without TowerBrook’s approval.
      In addition, provisions of our certificate of incorporation, bylaws and provisions of applicable Delaware law may discourage, delay or prevent a merger or other change in control that a stockholder may consider favorable. These provisions could also discourage proxy contests, make it more difficult for you and other stockholders to elect directors of your choosing and cause us to take other corporate actions that you may consider unfavorable.

FORWARD-LOOKING STATEMENTS
      This prospectus contains forward-looking statements that address, among other things, market acceptance of our products and services, expansion into new markets, product development, our ability to finance growth opportunities, our ability to respond to changes in government regulations, sales and marketing strategies, projected capital expenditures, liquidity and availability of additional funding sources. These statements may be found in the sections of this prospectus entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Our Business” and in this prospectus generally. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continues” or the negative of such terms or other comparable terminology. You are cautioned that matters subject to forward-looking statements involve risks and uncertainties, including economic, regulatory, competitive and other factors that may affect our business. We undertake no obligation beyond that required by law to update publicly any forward-looking statements for any reason, even if new information becomes available or other events occur in the future.
      Our actual results may differ materially from those indicated by forward-looking statements as a result of various important factors including the expiration, cancellation or suspension of our HMO contracts by the federal or state governments, the withdrawal by CMS of our conditional approval to provide PDP coverage, the rejection by CMS of our bids, or our failure to be selected to provide Medicaid services in Georgia. In addition, our results of operations and projections of future earnings depend in large part on accurately predicting and effectively managing health benefits and other operating expenses. A variety of factors, including competition, changes in healthcare practices, changes in federal or state laws and regulations or their interpretations, inflation, provider contract changes, changes in or terminations of our contracts with government agencies, new technologies, government-imposed surcharges, taxes or assessments, reduction in provider payments by governmental payors, major epidemics, disasters and numerous other factors affecting the delivery and cost of healthcare, such as major healthcare providers’ inability to maintain their operations, may in the future affect our ability to control our medical costs and other operating expenses. Governmental action or business conditions could result in premium revenues not increasing to offset any increase in medical costs and other operating expenses. Once set, premiums are generally fixed for one-year periods and, accordingly, unanticipated costs during such periods cannot be recovered through higher premiums. Furthermore, if we are unable to accurately estimate incurred but not reported medical costs, our profitability may be affected. Due to these factors and risks, no assurance can be given with respect to our future premium levels or our ability to control our future medical costs.
      From time to time, legislative and regulatory proposals have been made at the federal and state government levels related to the healthcare system, including but not limited to limitations on managed care organizations, including benefit mandates, and reform of the Medicaid and Medicare programs. Such legislative and regulatory action could have the effect of reducing the premiums paid to us by governmental programs or increasing our medical costs. We are unable to predict the specific content of any future legislation, action or regulation that may be enacted or when any such future legislation or regulation will be adopted. Therefore, we cannot predict accurately the effect of such future legislation, action or regulation on our business.

USE OF PROCEEDS
      All the shares in the offering are being sold by the selling stockholders. We will not receive any of the proceeds from the sale of shares being sold by the selling stockholders.
PRICE RANGE OF COMMON STOCK
      Our common stock has been listed for trading on the New York Stock Exchange under the symbol “WCG” since our initial public offering on July 1, 2004. Prior to that time there was no public market for our common stock. The following table sets forth, for each of the periods listed, the high and low closing sales prices of our common stock, as reported on the New York Stock Exchange.

	High	Low

2004
Third Quarter ended September 30, 2004	$20.80	$17.91
Fourth Quarter ended December 31, 2004	$34.62	$19.17
2005
First Quarter ended March 31, 2005	$37.95	$27.80
Second Quarter (through June 29, 2005)	$36.25	$28.31
The last reported sale price of our common stock on the New York Stock Exchange on June 29, 2005 was $36.25 per share. As of June 28, 2005, we had approximately 52 holders of record of our common stock, including record holders and individual participants in a security position listing.
DIVIDEND POLICY
      We have never paid cash dividends on our common stock. We currently intend to retain any future earnings to fund the development and growth of our business, and we do not anticipate paying any cash dividends in the foreseeable future.
      Our ability to pay dividends is dependent on our receipt of cash dividends from our subsidiaries. Laws of the states in which we operate or may operate, as well as requirements of the government-sponsored health programs in which we participate, limit the ability of our subsidiaries to pay dividends to us. In addition, the terms of our credit facility and other indebtedness prohibit the payment of dividends to our stockholders. Any future determination to pay dividends will be at the discretion of our board of directors and will depend upon, among other factors, our results of operations, financial condition, capital requirements and contractual restrictions.

SELECTED CONSOLIDATED AND COMBINED FINANCIAL DATA
      You should read the following selected financial data in conjunction with our financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. We derived the combined statements of operations data for the year ended December 31, 2000 and the balance sheet data as of December 31, 2000 from the unaudited financial statements of our Predecessor. We derived the combined statements of operations for the year ended December 31, 2001, and the seven-month period ended July 31, 2002, and the balance sheet data as of December 31, 2001 from the audited financial statements of our Predecessor. We derived the consolidated statements of operations data for the five-month period ended December 31, 2002 and the years ended December 31, 2003 and 2004, and the balance sheet data as of December 31, 2002, 2003 and 2004, from our audited consolidated financial statements. We derived the consolidated statements of operations data for the three-month periods ended March 31, 2004 and 2005, and the balance sheet data as of March 31, 2004 and 2005, from our unaudited consolidated financial statements. Operating results for the three months ended March 31, 2005 are not necessarily indicative of operating results to be expected for the full year.
      Our acquisition of the WellCare group of companies as of July 31, 2002 was accounted for using the purchase method of accounting, as described in Note 2 to our consolidated and combined financial statements included elsewhere in this prospectus. Accordingly, the combined results of operations and financial condition at dates prior to July 31, 2002 are not comparable to the consolidated results of operations and financial condition after that date.

	Predecessor			Successor

	Year Ended		Seven-Month	Five-Month			Three Months Ended
	December 31,		Period Ended	Period Ended	Year Ended December 31,		March 31,
			July 31,	December 31,
	2000	2001	2002	2002	2003	2004	2004	2005

	(in thousands, except per unit/share data)
Consolidated and Combined Statements of Income (Loss):
Revenues:
Premium:
Medicaid	$272,497	$451,210	$329,164	$267,911	$740,078	$1,055,000	$216,120	$309,210
Medicare	72,992	233,626	170,073	120,814	288,330	334,760	84,560	106,656
Other(1)	80,430	55,027	17,976	9,928	14,444	1,136	570	—

Total premium	425,919	739,863	517,213	398,653	1,042,852	1,390,896	301,250	415,866
Investment and other income	5,548	10,421	2,819	3,152	3,130	4,307	586	3,015

Total revenues	431,467	750,284	520,032	401,805	1,045,982	1,395,203	301,836	418,881
Expenses:
Medical benefits:
Medicaid	202,876	364,293	274,672	222,007	609,233	851,153	183,062	257,996
Medicare	78,542	219,505	145,768	107,384	238,933	275,348	67,969	86,930
Other(2)	86,818	53,708	14,484	12,372	12,887	(941)	404	—

Total medical benefits	368,236	637,506	434,924	341,763	861,053	1,125,560	251,435	344,926
Selling, general and administrative	70,050	86,279	54,492	45,384	126,106	171,257	36,791	51,248
Depreciation and amortization	1,913	2,234	1,239	3,734	8,159	7,715	1,659	2,042
Interest	1,785	2,860	1,446	1,462	10,172	10,165	2,265	3,205

Total expenses	441,984	728,879	492,101	392,343	1,005,490	1,314,697	292,150	401,421

Income (loss) before income taxes	(10,517)	21,405	27,931	9,462	40,492	80,506	9,686	17,460
Income tax expense(3)	—	—	—	4,805	16,955	31,256	3,864	6,820

Net income (loss)	$(10,517)	$21,405	$27,931	$4,657	$23,537	$49,250	$5,822	$10,640

Net income per share:
Net income per share — basic						$1.70		$0.29
Net income per share — diluted						$1.56		$0.27

	Predecessor			Successor

	Year Ended		Seven-Month	Five-Month			Three Months Ended
	December 31,		Period Ended	Period Ended	Year Ended December 31,		March 31,
			July 31,	December 31,
	2000	2001	2002	2002	2003	2004	2004	2005

	(in thousands, except per unit/share data)
Net income attributable per common unit:
Net income attributable per unit — basic				$0.09	$0.66		$0.15
Net income attributable per unit — diluted				$0.08	$0.60		$0.13
Pro forma net income per common share:(4)
Basic					$0.82		$0.19
Diluted					$0.73		$0.16
Pro forma common shares outstanding:(4)
Basic					21,466,300		22,454,244
Diluted					23,937,664		26,200,158

	As of December 31,					As of March 31,

	2000	2001	2002	2003	2004	2004	2005

Operating Statistics:
Medical benefits ratio — consolidated(5)	86.5%	86.2%	84.8%	82.6%	80.9%	83.5%	82.9%
Medical benefits ratio — Medicaid(5)	74.5%	80.7%	83.2%	82.3%	80.7%	84.7%	83.4%
Medical benefits ratio — Medicare(5)	107.6%	94.0%	87.0%	82.9%	82.3%	80.4%	81.5%
Medical benefit ratio — other(5)	107.9%	97.6%	96.2%	89.2%	—	70.9%	—
Selling, general and administrative expense ratio(6)	16.2%	11.5%	10.8%	12.1%	12.3%	12.2%	12.2%
Members — consolidated	317,000	374,000	470,000	555,000	747,000	581,000	765,000
Members — Medicaid	256,000	323,000	420,000	512,000	701,000	537,500	711,000
Members — Medicare	20,000	35,000	42,000	42,000	46,000	43,000	54,000
Members — commercial	41,000	16,000	8,000	1,000	—	500	—

	As of December 31,					As of March 31,

	2000	2001	2002	2003	2004	2004	2005

	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$107,730	$129,791	$146,784	$237,321	$397,627	$198,799	$340,745
Total assets	173,007	221,456	409,504	497,107	799,036	472,340	833,349
Long-term debt (including current maturities)(7)	1,174	154	156,295	135,755	184,200	132,442	183,800
Total liabilities	180,186	199,411	334,587	397,530	490,405	366,681	512,961
Total stockholders’/members’ equity (deficit)(8)	(7,179)	22,045	74,917	99,577	308,631	105,659	320,388

(1)	Other premium revenue relates to our commercial business, which is no longer operated.
(2)	Other medical benefits relates to our commercial business, which is no longer operated.
(3)	Income tax expense was not recorded by the Predecessor because its tax structure included entities that had elected subchapter S status under the Internal Revenue Code, the income of which was taxed at the stockholder level, as well as entities that were subject to tax, but did not generate tax liabilities or benefits due to operating losses. Pro forma tax expense for each of the years 2000, 2001, and the seven months ended July 31, 2002 at an estimated tax rate of 42% (our effective tax rate as the Successor) is $0, $8,990, and $11,731, respectively.
(4)	Pro forma net income per share is computed using the pro forma weighted average number of common shares outstanding, which gives effect to the automatic conversion of all outstanding common units of WellCare Holdings, LLC into shares of common stock of WellCare Health Plans, Inc. upon the closing of our initial public offering. For a discussion of the difference between pro forma net income per common share and net income attributable per common unit, see Note 1 to the consolidated financial statements of WellCare Health Plans, Inc.
(5)	Medical benefits ratio represents medical benefits expense as a percentage of premium revenue.
(6)	Selling, general and administrative expense ratio represents selling, general and administrative expense as a percentage of total revenue and excludes depreciation and amortization expense for purposes of determining the ratio.
(7)	Long-term debt (including current maturities) at March 31, 2005 includes total short and long-term debt of $183,141 plus the unamortized portion of the discount on the term loan of $659.
(8)	Total stockholders’/members’ equity (deficit) reflects stockholders’ equity for Predecessor and for Successor as of March 31, 2005 and reflects limited liability company membership interests during 2002 and 2003.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
      You should read the following discussion and analysis of the financial condition and results of operations of WellCare in conjunction with “Selected Consolidated and Combined Financial Data” and WellCare’s combined and consolidated financial statements and related notes appearing elsewhere in this prospectus. The following discussion contains forward-looking statements that involve risks, uncertainties and assumptions that could cause our actual results to differ materially from management’s expectations. Factors that could cause such differences include those set forth under “Risk Factors,” “Forward-Looking Statements,” “Business” and elsewhere in this prospectus.
Overview
      We provide managed care services targeted exclusively to government-sponsored healthcare programs, focusing on Medicaid and Medicare. As of March 31, 2005, we operated health plans in Florida, New York, Illinois, Indiana, Connecticut, Louisiana and Georgia, serving approximately 765,000 members. The following tables summarize our membership by state and our membership by program as of the dates indicated.

	December 31,	March 31,
	2004	2005

State	Total Members	Total Members

Florida	532,000	530,000
New York	69,000	75,000
Illinois	67,000	68,000
Indiana	45,000	58,000
Connecticut	34,000	33,000
Louisiana	—	600

	747,000	764,600

Program
Medicaid	701,000	711,000
Medicare	46,000	53,600

	747,000	764,600

      We recently became licensed to offer Medicaid services to beneficiaries in Georgia and have submitted applications to provide Medicaid services in the state. We also recently became licensed to offer Medicare services to beneficiaries in Georgia and received approval from CMS to provide Medicare services in certain counties in the state. As of March 31, 2005, we did not have any members in Georgia.
      We were formed in May 2002 to acquire the WellCare group of companies. Until the closing of that acquisition in July 2002, the companies that comprise our Florida operations had operated as closely-held businesses, and our New York and Connecticut businesses had operated as subsidiaries of a public company. Results of operations beginning July 31, 2002 reflect our operations under current management.
      We enter into contracts generally on an annual basis with government agencies that administer health benefits programs. We receive premiums from state and federal agencies for the members that are assigned to or have selected us to provide healthcare services under each benefit program. The amount of premiums we receive for each member is fixed, although it varies according to demographics, including the government program, and the member’s geographic location, age and sex.
      Our largest expense is the cost of medical benefits that we provide, which is based primarily on our arrangements with healthcare providers. Our profitability depends on our ability to predict and effectively manage medical benefits expense relative to the fixed premiums we receive. Our arrangements with providers fall into two broad categories: capitation arrangements, where we pay the providers a fixed fee per member, and fee-for-service and risk-sharing arrangements, where we assume all or part of the risk of the cost of the healthcare provided. Generally, capitation payments represent less than 20% of our total medical benefits expense. Other components of medical benefits expense are variable and require estimation and ongoing cost management.
      Estimation of medical benefits expense is our most significant critical accounting estimate. See “— Critical Accounting Policies.”
      We use a variety of techniques to manage our medical benefits expense, including payment methods to providers, referral requirements, quality and disease management programs, reinsurance and member co-payments and premiums for some of our Medicare plans. However, national healthcare costs have been increasing at a higher rate than the general inflation rate, and relatively small changes in our medical benefits expense relative to premiums that we receive can create significant changes in our financial results. Additionally, changes in healthcare laws, regulations and practices, levels of use of healthcare services, competitive pressures, hospital costs, major epidemics, terrorism or bio-terrorism, new medical technologies and other external factors could reduce our ability to manage our medical benefits expense effectively.
      One of our primary management tools for measuring profitability is our medical benefits ratio, the ratio of our medical benefits expense to the premiums we receive. Changes in the medical benefits ratio from period to period result from changes in Medicaid and Medicare funding, changes in the mix of Medicaid and Medicare membership, our ability to manage medical costs and changes in accounting estimates related to incurred but not reported claims. We use medical benefits ratios both to monitor our management of medical benefits expense and to make various business decisions, including what healthcare plans to offer, what geographic areas to enter or exit and the selection of healthcare providers. Although medical benefits ratios play an important role in our business strategy, we may be willing to enter into provider arrangements that might produce a less favorable medical benefits ratio if those arrangements, such as capitation or risk-sharing, would likely lower our exposure to variability in medical costs.
Business Outlook
      Medicare Prescription Drug Plan Benefits. We recently received conditional approval from CMS to provide stand-alone PDPs under Medicare Part D beginning in January 2006. In addition, in June 2005, we filed bids with CMS that include our benefit plan designs and proposed rates for PDPs in all 34 regions established by CMS. If our bids are approved by CMS, we intend to focus on the PDP market, particularly on beneficiaries who are dual eligibles, by applying our expertise in benefit design, developing and managing prescription drug formularies and marketing as well as our understanding of the health conditions of Medicare beneficiaries, especially low-income beneficiaries, and member demographics. As a result, we believe that our PDP operations will comprise an important component of our business in the future.
      We have begun to incur expenses to upgrade and improve our infrastructure, technology and systems to manage our new PDP products. We expect that our expenses will increase significantly during the remainder of 2005 as we prepare to begin providing PDP benefits in January 2006. These expenses, a significant portion of which we expect to incur during the fourth quarter of 2005, will negatively impact our net income in the remainder of 2005. The expenses we have incurred to date and additional expenses we expect to incur in the remainder of 2005 have related, and will relate to, the following:

•	hiring and training personnel to establish and manage systems, operations, regulatory relationships and materials;

•	systems development costs (including hardware, software and development resources);

•	fielding sales inquiry calls and creating and mailing sales materials to interested parties;

•	enrolling new members;

•	developing and distributing member materials (e.g., ID cards, member handbooks); and

•	handling customer service calls.

      The magnitude of expenses that we incur during the remainder of 2005, and in particular during the fourth quarter of 2005, in connection with the implementation of our PDP operations will depend on the level of demand for our PDP benefit plans. If PDP beneficiaries find our plan offerings appealing, and we receive a significant amount of inquiries and requests for enrollment materials, we anticipate that our costs to launch our PDP operations during 2005 will increase significantly and will materially adversely affect our net income for the remainder of 2005, including possibly resulting in a net loss in the fourth quarter. The actual amount of expenses and the impact on our net income will depend largely on the level of interest and number of inquiries from potential beneficiaries.
      Our ability to administer profitably our PDP operations beginning in 2006 will depend on a number of factors, including our ability to attract members, to develop the necessary core systems and processes and to manage our prescription drug expenses. We expect that revenues from our PDP operations will consist of monthly premiums that we will receive from CMS for our members and monthly premiums that our members will pay us to participate in our PDP plans. Eventually, we believe the costs of prescription drugs that we anticipate providing to our members commencing in 2006 will be the single most significant expenditure of our PDP operations. PDP is a new government-sponsored program and as with any potential new product offerings, there is significant uncertainty of the potential market size, consumer demand and medical benefits ratio.
      To encourage providers to participate in the PDP program, CMS has agreed to provide “risk corridors” that are expected to reduce the financial risk of participation in the program by providing substantial protection to PDP providers against losses that exceed certain targeted medical expense levels. The risk corridors also are expected to recapture excess profits that PDP providers otherwise might be able to realize, thereby limiting the potential profitability of PDP operations. It is anticipated that the initial risk corridors in 2006 and 2007 will provide more protection against excess losses to PDP providers than will be available beginning in 2008 and future years. In addition, we expect there will be a delay in obtaining reimbursement from CMS for reimbursable losses pursuant to the risk corridors. For example, if we incur losses in 2006 that exceed certain targeted medical expense levels, we would not be reimbursed by CMS until 2007. As a result, we expect there may be a negative impact on our cash flows and financial condition as a result of being required to finance excess losses until we are reimbursed by CMS.
      Georgia. We recently became licensed to offer Medicaid services to beneficiaries in Georgia and have submitted applications to provide Medicaid services in the state. If we are awarded a Medicaid contract in Georgia, we expect to expend significant resources in the remainder of 2005 to attract and retain local management, to upgrade and improve our technology and systems and to develop the necessary infrastructure to manage our new Georgia business, which could negatively impact our short-term financial performance. We cannot assure you that we will be awarded any Medicaid contracts in Georgia. Even if we were awarded Medicaid contracts in Georgia, we cannot assure you that we will be able to operate our Georgia Medicaid business profitably. In addition, we recently became licensed to offer Medicare services to beneficiaries in Georgia and received approval from CMS to provide Medicare services in certain counties in the state, which may increase our operating expenses.
      Florida Medicaid Capitation Rates. We are the largest provider of Medicaid managed care services in the State of Florida, and Florida represents our largest market with approximately 530,000 out of our 765,000 members located there, as of March 31, 2005. As a result, our Medicaid premium revenues in Florida are a critical component of our total revenues. The amount of premiums we receive in Florida depends on several factors, including the rates set by Florida’s Medicaid agency. The Florida legislature recently approved a 2005-2006 budget appropriation and Florida’s Medicaid agency is in the process of establishing rates for the twelve-month period from July 1, 2005 through June 30, 2006. By statute, the rates are required to be actuarially sound. We are unable at this time to determine the impact that the new rates will have on our revenues and profitability for the second half of 2005.
      Illinois Medicaid Managed Care Funding. We are the largest provider of Medicaid managed care services in the State of Illinois, where we had approximately 68,000 members as of March 31, 2005. The Illinois state legislature recently adopted budget legislation directing the state Medicaid agency to renegotiate its contracts with managed care plans such as ours to significantly reduce premiums beginning on July 1, 2005. The state Medicaid agency recently notified us of its proposed premium reductions, and we are continuing to negotiate with the agency to determine the final premium applicable to our Illinois Medicaid health plans. While we cannot predict the final outcome of our negotiations, if the planned premium reductions are implemented as initially proposed by the state Medicaid agency, it would substantially reduce our revenues beginning in the second half of 2005, and could cause our Illinois Medicaid operations to become unprofitable. As a result, we cannot assure you that we will continue operating a Medicaid managed care plan in Illinois.
Corporate History and Acquisitions
      Our WellCare of Florida subsidiary was established in 1985 by a group of physicians located in Tampa, Florida, and began offering Medicaid managed care services in 1994 and Medicare services in 2000. Our HealthEase subsidiary was formed in May 2000 to acquire the business of Tampa General Health Plan, Inc., including its HMO license and Medicaid members. HealthEase subsequently acquired a Medicaid business from Humana, Inc. in June 2000.
      In July 2002, our current management acquired the WellCare group of companies in two concurrent transactions. In the first transaction, we acquired our Florida operations, including our WellCare of Florida and HealthEase subsidiaries, in a stock purchase from a number of individuals, including Dr. Kiran C. Patel and Rupesh Shah, our Senior Vice President, Market Expansion. The purchase price for this transaction consisted of:

•	$50 million in cash;

•	the issuance of a senior subordinated promissory note in the original principal amount of $53 million, subject to adjustments for earnouts and other purchase price adjustments; and

•	warrants to purchase 1,859,704 shares of our common stock.
      The purchase price was subject to adjustment in both 2003 and 2004, based upon a number of earnout and other calculations. In February 2004, we entered into a settlement agreement with the selling stockholders that fixed the amount of the purchase price and principal balance of the note at $209.6 million and $119.7 million, respectively. In May 2004, we entered into a further agreement with the selling stockholders, pursuant to which we prepaid $85.0 million of the principal balance of the note, using proceeds from our new senior secured term loan facility, and $3.0 million of the principal balance was forgiven in consideration for the prepayment. See “Certain Transactions — Other Agreements — Amendment and Settlement Agreement” and “— Prepayment Agreement.”
      In the second transaction, we acquired The WellCare Management Group, Inc., a publicly-traded holding company and the parent company of our New York and Connecticut operations, through a merger of that company into a wholly-owned subsidiary of ours. The purchase price for this transaction consisted of approximately $7.72 million in cash.
      In June 2004, we acquired Harmony Health Systems, Inc., a provider of Medicaid managed care plans in Illinois and Indiana. As a result of the acquisition, we increased our Medicaid membership by approximately 84,000. The initial purchase price for the acquisition was approximately $50.3 million in cash, after deducting pre-closing distributions of cash by Harmony to its equity holders and certain transaction expenses incurred by Harmony or its shareholders. We also made a subsequent payment of approximately $5.0 million in June 2005 as an adjustment in the purchase price to account for excess reserves for medical claims as of December 31, 2003.
      From May 2002 until July 2004, we were organized as a Delaware limited liability company, WellCare Holdings, LLC. Immediately prior to our initial public offering, WellCare Holdings, LLC merged with and into WellCare Group, Inc., a wholly-owned subsidiary of WellCare Holdings, LLC. At that time, our name changed to WellCare Health Plans, Inc. Each outstanding limited liability company unit of WellCare Holdings, LLC was converted into shares of common stock according to the relative rights and preferences of such units and the initial public offering price of the common stock offered.
      We are currently identifying markets for potential acquisitions or expansion that would increase our membership and broaden our geographic presence. These potential acquisitions or expansion efforts are at various stages of internal consideration, and we may enter into letters of intent, transactions or other arrangements supporting our growth strategy at any time. However, we cannot predict when or whether such transactions or other arrangements will actually occur, and we may not be successful in completing potential acquisitions.
Basis of Presentation
      WellCare, as it existed prior to the July 31, 2002 acquisition of the WellCare group of companies, is referred to as “Predecessor.” WellCare, as it existed on and after July 31, 2002, is referred to as the “Successor,” “we” or “us.”
      The consolidated results of operations include the accounts of the Successor and all of its subsidiaries. Significant intercompany accounts and transactions have been eliminated.
      The combined results of operations include all of the accounts of the Predecessor’s entities under common control prior to the July 31, 2002 acquisition of the WellCare group of companies. Significant intercompany accounts and transactions have been eliminated.
      The combined results of operations of the Predecessor also do not reflect the effects of our change in corporate structure and management. The Predecessor’s combined financial results do not reflect the effects of:

•	additional debt incurred by Successor management, which results in increased interest expense;

•	a C corporation tax structure, which results in taxes being incurred by us, whereas previously, because the Predecessor had an S corporation tax structure, taxes were incurred by the stockholders; and

•	accounting for amortization of the acquired intangible assets, which resulted from the purchase of the businesses.
In addition, due to prior management’s preparation of the Predecessor for sale, certain costs and expenses were temporarily eliminated and opportunities to increase membership were not pursued during the relevant time periods.
      WellCare Holdings, LLC was taxed as a partnership for federal income tax purposes. It was not included in the consolidated federal tax return of its subsidiaries, which file as C corporations. See Note 12 to the notes to the WellCare Health Plans, Inc. audited combined and consolidated financial statements appearing elsewhere in this prospectus.
Segments
      We have two reportable business segments: Medicaid and Medicare. Medicaid, a state administered program, was enacted in 1965 to make federal matching funds available to all states for the delivery of healthcare benefits to eligible individuals, principally those with incomes below specified levels who meet other state specified requirements. Medicaid is structured to allow each state to establish its own eligibility standards, benefits package, payment rates and program administration under broad federal guidelines. Most states determine threshold Medicaid eligibility by reference to other federal financial assistance programs including the TANF and SSI programs.
      The TANF program provides assistance to low-income families with children and was adopted to replace the Aid to Families with Dependent Children program. The SSI program is a federal program that provides assistance to low-income aged, blind or disabled individuals. However, states can broaden eligibility criteria.
      SCHIP, developed in 1997, is a federal/state matching program that provides healthcare coverage to children not otherwise covered by Medicaid or other insurance programs. SCHIP enables a segment of the large uninsured population in the United States to receive healthcare benefits. States have the option of administering SCHIP through their Medicaid programs.
      Medicare is a federal program that provides eligible persons age 65 and over and some disabled persons a variety of hospital and medical insurance benefits. Most individuals eligible for Medicare are entitled to receive inpatient hospital care without the payment of any premium, but are required to pay a premium to the federal government, which is adjusted annually, to be eligible for physician care and other services.

      Under the Medicare Advantage program, managed care plans can contract with CMS to provide health insurance coverage in exchange for a fixed monthly payment per member that varies based on the geographic areas in which the members reside. The fixed monthly payment per member is subject to periodic adjustments determined by CMS based upon a number of factors, including retroactive changes in members’ status such as Medicaid eligibility, and risk measures based on demographic factors such as age, gender, county of residence and health status. The weighting of the risk measures in the determination of the amount of the periodic adjustments to the fixed monthly payments is being phased in over time. These measures will have their full impact on the calculation of those adjustments by 2007. Individuals who elect to participate in the Medicare Advantage program are relieved of the obligation to pay some or all of the deductible or coinsurance amounts required under the traditional Medicare program. In the case of a Medicare Advantage HMO, such as our plans, participating individuals are generally required to use the service provided by the HMO exclusively and may be required to pay a premium to the federal Medicare program unless the HMO chooses to pay the premium as part of its benefit package.
Critical Accounting Policies
      In the ordinary course of business, we make a number of estimates and assumptions relating to the reporting of our results of operations and financial condition in conformity with accounting principles generally accepted in the United States. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Actual results could differ significantly from those estimates under different assumptions and conditions. We believe that the accounting policies discussed below are those that are most important to the portrayal of our financial condition and results and require management’s most difficult, subjective and complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain.
      Revenue recognition. We generate revenues primarily from premiums we receive from agencies of the federal government and the states in which we operate to provide healthcare benefits to our members. We receive a fixed premium per member per month to provide healthcare benefits to our members pursuant to our contracts in each of our markets. We generally receive premiums in advance of providing services, and recognize premium revenue during the period in which we are obligated to provide services to our members. Premiums collected in advance are deferred and reported as unearned premiums. Any amounts that have not been received remain on the balance sheet classified as premiums receivable. We also generate revenues from investments.
      We experience adjustments to our revenues based on member retroactivity. These retroactivity adjustments reflect changes in the number and eligibility status of enrollees subsequent to when revenue is billed. We estimate the amount of outstanding retroactivity each period and adjust premium revenue accordingly. The estimates of retroactivity adjustments are based on historical trends, premiums billed, the volume of member and contract renewal activity and other information. We refine our estimates and methodologies based upon actual retroactivity experienced. Retroactivity adjustments have not been significant.
      Estimating medical benefits expense and medical benefits payable. The cost of medical benefits is recognized in the period in which services are provided and includes an estimate of the cost of medical benefits that have been incurred but not yet reported. We contract with various healthcare providers for the provision of certain medical care services to our members and generally compensate those providers on a fee-for-service or capitated basis or pursuant to certain risk-sharing arrangements. Capitation represents fixed payments on a per member per month basis to participating physicians and other medical specialists as compensation for providing comprehensive healthcare services. Participating physician capitation payments for the three-month period ended March 31, 2005, years ended December 31, 2004 and 2003 and five-month period ended December 31, 2002, and the Predecessor seven-month period ended July 31, 2002 and year ended December 31, 2001 were 11.5%, 13.8%, 11.0%, 10.2%, 10.2% and 10.3%, respectively, of total medical benefits expense.
      Medical benefits expense has two main components: direct medical expenses and medically-related administrative costs. Direct medical expenses include amounts paid to hospitals, physicians and providers of ancillary services, such as laboratory and pharmacy. Medically-related administrative costs include items such as case and disease management, utilization review services, quality assurance and on-call nurses.
      Medical benefits payable consists primarily of benefit reserves established for reported and unreported claims, which are unpaid as of the balance sheet date, and contractual liabilities under risk-sharing arrangements, determined through an estimation process utilizing company-specific, industry-wide, and general economic information and data.
      We have used the same methodology for estimating our medical benefits expense and medical benefits payable since our acquisition of the WellCare group of companies. Our policy is to record management’s best estimate of medical benefits payable. Monthly, we estimate ultimate benefits payable based upon historical experience and other available information as well as assumptions about emerging trends, which vary by business segment. The process for preparing the estimate utilizes standard actuarial methodologies based on historical data. These standard actuarial methodologies include, among other factors, contractual requirements, historical utilization trends, the interval between the date services are rendered and the date claims are paid, denied claims activity, disputed claims activity, benefit changes, expected health care cost inflation, seasonality patterns and changes in membership. In developing the estimate, we apply different estimation methods depending on the month for which incurred claims are being estimated. For the more recent months, which constitute the majority of the amount of the medical benefits payable, we estimate our claims incurred by applying observed trend factors to the per member per month, or PMPM, costs for prior months, which costs have been estimated using completion factors, in order to estimate the PMPMs for the most recent months. We validate our estimates of the most recent PMPMs by comparing the most recent months’ utilization levels to the utilization levels in older months, actuarial techniques that incorporate a historical analysis of claim payments, including trends in cost of care provided, and timeliness of submission and processing of claims.
      Also included in medical benefits payable are estimates for provider settlements due to clarification of contract terms, out-of-network reimbursement and claims payment differences, as well as amounts due to contracted providers under risk-sharing arrangements.
      Many aspects of the managed care business are not predictable with consistency. These aspects include the incidences of illness or disease state (such as cardiac heart failure cases, cases of upper respiratory illness, the length and severity of the flu season, diabetes, the number of full-term versus premature births, and the number of neonatal intensive care babies). Therefore, we must rely upon our historical experience, as continually monitored, to reflect the ever-changing mix, needs and growth of our members in our trend assumptions. Among the factors considered by management are changes in the level of benefits provided to members, seasonal variations in utilization, identified industry trends and changes in provider reimbursement arrangements, including changes in the percentage of reimbursements made on a capitated as opposed to a fee-for-service basis. These considerations are aggregated in trend in medical benefits expense. Other external factors such as government-mandated benefits or other regulatory changes, catastrophes, and epidemics may impact medical cost trends. Other internal factors such as system conversions and claims processing interruptions may impact our ability to accurately predict estimates of historical completion factors or medical cost trends. Medical cost trends potentially are more volatile than other segments of the economy. Management is required to use considerable judgment in the selection of medical benefits expense trends and other actuarial model inputs.
      We record reserves for estimated referral claims related to healthcare providers under contract with us who are financially troubled or insolvent and who may not be able to honor their obligations for the costs of medical services provided by other providers. In these instances, we may be required to honor these obligations for legal or business reasons. Based on our current assessment of providers under contract with us, such losses have not been and are not expected to be significant.
      Changes in estimates of medical benefits payable are primarily the result of obtaining more complete claims information that directly correlates with the claims and provider reimbursement trends. Volatility in members’ needs for medical services, provider claims submission and our payment processes results in identifiable patterns emerging several months after the causes of deviations from assumed trends occur. Since our estimates are based upon per member, per month claims experience, changes cannot typically be explained by any single factor, but are the result of a number of interrelated variables, all influencing the resulting experienced medical cost trend. Deviations, whether positive or negative, between actual experience and estimates used to establish the liability are recorded in the period known.
      The following table provides a reconciliation of the beginning and ending balance of medical benefits payable for the following periods:

	Predecessor	Successor

	Seven-Month	Five-Month
	Period Ended	Period Ended	Year Ended	Year Ended
	July 31,	December 31,	December 31,	December 31,
	2002	2002	2003	2004

	(in thousands)
Balances as of beginning of period	$98,314	$109,054	$113,670	$148,297

Opening medical benefits payable related to Harmony Acquisition	—	—	—	18,160
Medical benefits incurred related to:
Current period	436,444	348,079	884,703	1,151,948
Prior periods	(1,520)	(6,316)	(23,650)	(26,388)

Total	434,924	341,763	861,053	1,125,560

Medical benefits paid related to:
Current period	(335,938)	(249,076)	(751,826)	(985,844)
Prior periods	(88,246)	(88,071)	(74,600)	(115,578)

Total	(424,184)	(337,147)	(826,426)	(1,101,422)

Balances as of end of period	$109,054	$113,670	$148,297	$190,595

      Medical benefits payable recorded at December 31, 2003 developed favorably by approximately $26.4 million. The favorable development was primarily due to realized medical benefits expense trends that were less than initially assumed trends. We initially assumed a medical benefits expense trend increase of 6.9% and 3.4% for the Medicaid and Medicare segments, respectively, at December 31, 2003. Based on payments made subsequent to December 31, 2003, for the dates of service prior to December 31, 2003, the realized trends were an increase of 3.4% for the Medicaid segment and a decrease of 3.2% for the Medicare segment.
      Medical benefits payable recorded at December 31, 2002 developed favorably by approximately $23.7 million. This favorable development was primarily due to realized medical benefits expense trends that were less than initially assumed trends. We initially assumed a medical benefits expense trend increase of 7.8% and a decrease of 4.1% for the Medicaid and Medicare segments, respectively, at December 31, 2002. Based upon payments made subsequent to December 31, 2002, for dates of service prior to December 31, 2002, the realized trends were an increase of 4.5% for the Medicaid segment and a decrease of 5.4% for the Medicare segment.
      We believe that the amount of medical benefits payable as of December 31, 2004 is adequate to cover our ultimate liability for unpaid claims recorded as of that date; however, actual claim payments and other items may differ from established estimates. Assuming a hypothetical 1% difference between our December 31, 2004 medical benefits ratio due to changes between estimated medical benefits payable and actual medical benefits payable, net income for the year ended December 31, 2004 would have increased or decreased by approximately $8.3 million and diluted earnings per share would have increased or decreased by approximately $0.26 per share.
      Goodwill and intangible assets. We obtained goodwill and intangible assets as a result of the acquisitions of our subsidiaries. Goodwill represents the excess of the cost over the fair market value of net assets acquired. Intangible assets include provider networks, membership contracts, trademark, noncompete agreements, government contracts, licenses and permits. Our intangible assets are amortized over their estimated useful lives ranging from one to 26 years.
      We evaluate whether events or circumstances have occurred that may affect the estimated useful life or the recoverability of the remaining balance of goodwill and other identifiable intangible assets. We must make assumptions and estimates, such as the discount factor, in determining the estimated fair values. While we believe these assumptions and estimates are appropriate, other assumptions and estimates could be applied and might produce significantly different results.
      We review goodwill and intangible assets for impairment at least annually, or more frequently if events or changes in circumstances occur that may affect the estimated useful life or the recoverability of the remaining balance of goodwill or intangible assets. Events or changes in circumstances would include significant changes in membership, state funding, medical contracts and provider networks. During the third quarter ended September 30, 2004, we assessed the earnings forecast for our two reporting units and concluded that the fair value of the individual reporting units, based upon the expected present value of future cash flows and other qualitative factors, was in excess of net assets of each reporting unit. As of March 31, 2005, we believe that there is no impairment to the value of goodwill or intangible assets.
      The purchase of our Florida subsidiaries was partially financed through a contingent note payable to the former shareholders of those subsidiaries, including Rupesh Shah, our Senior Vice President, Market Expansion, and his spouse. The principal amount of this note was subject to adjustment for various contingencies including: the adequacy of the statutory capital of certain subsidiaries, the actual medical benefits payable of certain subsidiaries, the earnings (or losses) of certain products and potential indemnifications under the purchase agreement. Adjustments to the note resulted in a change in the purchase price and the amount of goodwill acquired of $41.6 million. See “— Corporate History and Acquisitions.”
      In June 2004, we acquired Harmony Health Systems, Inc., a provider of Medicaid managed care plans in Illinois and Indiana. As a result of the acquisition, we increased our Medicaid membership by approximately 84,000. The initial purchase price for the acquisition was approximately $50.3 million in cash, after deducting pre-closing distributions of cash by Harmony to its equity holders and certain transaction expenses incurred by Harmony or its shareholders. We also made a subsequent payment of approximately $5.0 million in June 2005 as an adjustment in the purchase price to account for excess reserves for medical claims as of December 31, 2003. Goodwill and other intangibles associated with the Harmony acquisition were $45.2 million after adjustment to reflect the June 2005 payment discussed above.
Results of Operations
      The following table sets forth the consolidated and combined statements of income data, expressed as a percentage of revenues for each period indicated. The pro forma combined year ended December 31, 2002 amounts consist of combined financial data from the Predecessor for the seven-month period ended July 31,

2002 and from the Successor for the five-month period ended December 31, 2002. The historical results are not necessarily indicative of results to be expected for any future period.

	Percentage of Revenues

	Predecessor/Successor		Successor

					Three Months
	Pro Forma Combined		Consolidated	Consolidated	Ended
	Year Ended		Year Ended	Year Ended	March 31,
	December 31,		December 31,	December 31,
	2002 (combined)		2003	2004	2004	2005

Statement of Operations Data:
Revenues:
Premium	99.4%		99.7%	99.7%	99.8%	99.3%
Investment and other income	0.6%		0.3%	0.3%	0.2%	0.7%

Total revenues	100.0%		100.0%	100.0%	100.0%	100.0%
Expenses:
Medical benefits	84.3%		82.3%	80.7%	83.3%	82.3%
Selling, general and administrative	10.8%		12.1%	12.3%	12.2%	12.2%
Depreciation and amortization	0.5%		0.8%	0.6%	0.5%	0.5%
Interest	0.3%		1.0%	0.7%	0.8%	0.8%

Total expenses	95.9%		96.2%	94.3%	96.8%	95.8%

Income before income taxes	4.1%		3.8%	5.7%	3.2%	4.2%
Income tax expense	0.5%	(1)	1.6%	2.2%	1.3%	1.6%

Net income	3.6%		2.2%	3.5%	1.9%	2.6%

(1)	Income tax expense was not recorded by the Predecessor because its tax structure included entities that had elected subchapter S status under the Internal Revenue Code, the income of which was taxed at the stockholder level, as well as entities that were subject to tax, but did not generate tax liabilities or benefits due to operating losses.
     The Predecessor financial statements do not reflect any provision for doubtful receivables. The necessity for the provision for doubtful receivables became evident during the second half of 2002, based upon management’s experience following the acquisition of the WellCare group of companies. Factors considered included the age and amounts of receivables, the effort and timeframe necessary to collect those receivables and the strategic nature of the applicable relationships. Management’s evaluation of the history of the relationships indicated doubt that certain of the receivables would ultimately be fully collected. Therefore, a provision for the doubtful receivables was deemed to be appropriate and necessary for the three month period ended March 31, 2005 and the years ended 2004 and 2003.
      One of our primary tools for measuring profitability is our medical benefits ratio, the ratio of our medical benefits expense to the premiums we receive. Changes in the medical benefits ratio from period to period result from, among other things, changes in Medicaid and Medicare funding, changes in the mix of Medicaid and Medicare membership, our ability to manage medical costs and changes in accounting estimates related to incurred but not reported claims. We use medical benefits ratios both to monitor our management of medical benefits expense and to make various business decisions, including what healthcare plans to offer, what geographic areas to enter or exit and the selection of healthcare providers. Although medical benefits ratios play an important role in our business strategy, we may be willing to enter into provider arrangements that might produce a less favorable medical benefits ratio if those arrangements, such as capitation or risk-sharing, would likely lower our exposure to variability in medical costs.

Comparison of Three Month Period Ended March 31, 2005 Compared to the Three Month Period Ended March 31, 2004
      Premium revenue. Premium revenues for the three months ended March 31, 2005 increased $114.6 million, or 38%, to $415.9 million from $301.3 million for the same period last year. The increase is due to the addition of 84,000 Medicaid members resulting from the acquisition of Harmony in June 2004, organic growth in membership of 17%, and rate increases on our products. Total membership grew by 184,000 members, or 32%, from 581,000 at March 31, 2004 to approximately 765,000 at March 31, 2005.
      Our Medicaid segment includes Medicaid programs and other state-sponsored healthcare programs. The Medicaid segment premium revenue for the three months ended March 31, 2005 increased $93.1 million, or 43%, to $309.2 million from $216.1 million for the same period last year. The increase was primarily due to the members acquired through the acquisition of Harmony in June 2004, organic growth of 17%, and the increase in rates in the State of Florida effective July 1, 2004 of approximately 9%. Aggregate membership in the Medicaid segment grew by 173,000 members, or 32%, from 538,000 members at March 31, 2004 to approximately 711,000 at March 31, 2005.
      Medicare segment premium revenue for the three months ended March 31, 2005 increased $22.1 million, or 26%, to $106.7 million from $84.6 million for the same period last year. Growth in premium revenue within the Medicare segment was due to membership growth and the result of increased rates received for Medicare members, averaging approximately 10% based on the health status and demographic mix of our membership. Membership within the Medicare segment grew by 11,000 members, or 26%, from 43,000 members at March 31, 2004 to 54,000 members at March 31, 2005.
      Investment income. Investment income for the three months ended March 31, 2005 increased $2.4 million, or 415%, to $3.0 million from $0.5 million for the same period last year. For the three months ended March 31, 2005, the increase was due primarily to the investment of the net proceeds we received from our initial and follow-on public offerings of approximately $157.2 million and higher interest rate environment.
      Medical benefits expense. Medical benefits expense for the three months ended March 31, 2005 increased $93.5 million, or 37%, to $344.9 million from $251.4 million for the same period last year. The increase in medical benefits expense was due to organic growth in membership as well as through the acquisition of Harmony in June 2004. The medical benefits ratio, as a percentage of premium revenue, for the three months ended March 31, 2005 was 82.9% compared to 83.5% for the same period last year. The medical benefits ratio decreased in 2005 primarily as a result of lower overall utilization of services and increased premium rates received for Medicaid members.
      The Medicaid segment medical benefits expense for the three months ended March 31, 2005 increased $74.9 million, or 41%, to $258.0 million from $183.1 million for the same period last year. The increase in medical benefits expense was primarily due to growth in membership and the acquisition of Harmony. The membership increase and the inclusion of Harmony accounted for $61.0 million of the increase when comparing the three-month periods. Increased healthcare costs and changes in membership mix accounted for $13.9 million of the quarterly increase. The Medicaid medical benefits ratio, as a percentage of premium revenue, for the three months ended March 31, 2005 was 83.4% compared to 84.7% for the same period last year. The Medicaid benefits ratio decreased in 2005 primarily as a result of lower overall utilization of services and increased premium rates received for Medicaid members.
      Medicare segment medical benefits expense for the three months ended March 31, 2005 increased $19.0 million, or 28%, to $86.9 million from $68.0 million for the same period last year. The increase was primarily due to the growth in membership, which accounted for $14.1 million of the increase in the quarter. Increased healthcare costs accounted for $4.9 million of the quarterly increase. The Medicare medical benefits ratio, as a percentage of premium revenue, for the three months ended March 31, 2005 was 81.5% compared to 80.4% for the same period last year. The medical benefits ratio increased due to changes in benefits design and higher utilization of services by our members.
      Selling, general and administrative expense. Selling, general and administrative (“SG&A”) expense for the three months ended March 31, 2005 increased $14.5 million, or 39%, to $51.2 million from $36.8 million for the same period last year. Our SG&A expense to revenue ratio was 12.2% for the three months ended March 31, 2005 and 2004. The increase in SG&A expense was primarily due to investments in information technology, investments in sales and marketing strategies and increased spending necessary to support and sustain our membership growth.
      Interest expense. Interest expense was $3.2 million and $2.3 million for the three months ended March 31, 2005 and 2004, respectively. The increase primarily relates to the additional amount of debt outstanding during the quarter ended March 31, 2005.
      Income tax expense. Income tax expense for the three months ended March 31, 2005 was $6.8 million with an effective tax rate of 39.1% as compared to $3.9 million for the same period last year with an effective tax rate of 39.9%.
      Net income. Net income for the three months ended March 31, 2005 was $10.6 million compared to $5.8 million for the same period last year, representing an increase of 82.8%.
Comparison of Year Ended December 31, 2004 to Year Ended December 31, 2003
      Premium revenue. For the year ended December 31, 2004, premium revenue increased $348.0 million, or 33%, to $1,390.9 million from $1,042.9 million for the same period last year. The increase was due in part to the addition of 84,000 Medicaid members resulting from the acquisition of Harmony in June 2004, organic growth in our total membership of 19% and rate increases on our products. Total membership grew by 192,000 members, or 35%, from 555,000 at December 31, 2003 to 747,000 at December 31, 2004.
      Our Medicaid segment includes Medicaid programs and other state-sponsored healthcare programs. For the year ended December 31, 2004, Medicaid segment premium revenue increased $314.9 million, or 43%, to $1,055.0 million from $740.1 million for the same period last year. The increase was primarily due to organic growth in Medicaid membership of 21%, the increase in rates in the State of Florida effective July 1, 2004 of approximately 9%, and the members acquired through the acquisition of Harmony in June 2004. Aggregate membership in the Medicaid segment grew by 189,000 members, or 37%, from 512,000 members at December 31, 2003 to 701,000 at December 31, 2004.
      For the year ended December 31, 2004, Medicare segment premium revenue increased $46.4 million, or 16%, to $334.8 million from $288.3 million for the same period last year. Growth in premium revenue within the Medicare segment was primarily the result of increased rates received for Medicare members, averaging approximately 10% based on the demographic mix of our membership, and increased membership. Membership within the Medicare segment grew by 4,000 members, or 10%, from 42,000 members at December 31, 2003 to 46,000 members at December 31, 2004.
      Investment income. For the year ended December 31, 2004, investment income increased $1.2 million, or 38%, to $4.3 million from $3.1 million for the same period last year. The increase was due to greater available cash and investment balances and higher returns in the current interest rate environment.
      Medical benefits expense. For the year ended December 31, 2004, medical benefits expense increased $264.5 million, or 31%, to $1,125.6 million from $861.1 million for the same period last year. The increase in medical benefits expense was primarily due to organic growth in membership as well as through the acquisition of Harmony in June 2004. The methodology used in estimating medical benefits payable was consistent with prior periods. The medical benefits ratio was 80.9% compared to 82.6% for the same period last year. The medical benefits ratio decreased in 2004 primarily as a result of the increased premium rate received for Medicare members and lower overall utilization of services by our members. Additionally, pharmacy and professional costs were reduced by approximately $1.3 million due to the inaccessibility of services as a result of the four hurricanes that affected the State of Florida during the third quarter of 2004.
      For the year ended December 31, 2004, Medicaid medical benefits expense increased $241.9 million, or 40%, to $851.2 million from $609.2 million for the same period last year. The increase in medical benefits expense was primarily due to the acquisition of Harmony and organic growth in membership. The membership increase and the inclusion of Harmony accounted for $222.6 million of the increase. Increases in healthcare costs accounted for $15.2 million of the increase, while changes in membership mix resulted in cost increases of $4.1 million. For the year ended December 31, 2004, the Medicaid medical benefits ratio was 80.7% compared to 82.3% for the same period last year.
      For the year ended December 31, 2004, Medicare medical benefits expense increased $36.4 million, or 15%, to $275.3 million from $238.9 million for the same period last year. The increase was partially due to the growth in membership, which accounted for $13.2 million of the increase. Increased healthcare costs accounted for $22.1 million of the increase with changes in membership mix resulting in cost increases of $1.2 million. For the year ended December 31, 2004, the Medicare medical benefits ratio was 82.3% compared to 82.9% for the same period last year. The medical benefits ratio decreased as a result of the premium rate increases and lower overall utilization.
      Selling, general and administrative expense. For the year ended December 31, 2004, selling, general and administrative expense increased $45.2 million, or 36%, to $171.3 million from $126.1 million for the same period last year. Our selling, general and administrative expense to revenue ratio was 12.3% and 12.1% for the years ended December 31, 2004 and 2003, respectively. The increase in selling, general and administrative expense was primarily due to investments in information technology, investments in sales and marketing strategies and increased spending necessary to support and sustain our membership growth.
      Interest expense. Interest expense was $10.2 million for the years ended December 31, 2004 and 2003. Interest expense for the year ended December 31, 2004 is reduced by an approximately $0.7 million net gain on early repayment of long term indebtedness.
      Income tax expense. Income tax expense for the year ended December 31, 2004 was $31.3 million with an effective tax rate of 38.8% as compared to $17.0 million with an effective tax rate of 41.9% for the same period last year. This decrease was due to increased investment in tax-exempt securities, more effective state tax planning in the current year and additional taxes incurred in the third quarter of last year as a result of the purchase price adjustments arising from the acquisition of the WellCare group of companies in August 2002.
      Net income. For the year ended December 31, 2004, net income was $49.3 million compared to $23.5 million for the same period last year, representing an increase of 109%.
Comparison of Consolidated Year Ended December 31, 2003 to Combined Year Ended December 31, 2002
      Premium revenue. Premium revenue for the year ended December 31, 2003 increased $127.0 million, or 14%, to $1.04 billion from $915.9 million for the combined year ended December 31, 2002. The increase was principally due to internal growth in overall membership within the Medicaid segment and to a lesser extent increased premium rates per member. Premium rate increases were partially offset by a lower average premium per member primarily as a result of changes in the demographics of Medicaid members by product. During 2003, membership increased by 85,000 members, or 18%, from 470,000 members at December 31, 2002 to 555,000 members at December 31, 2003.
      Medicaid segment premium revenue for the year ended December 31, 2003 increased $143.0 million, or 24%, to $740.1 million from $597.1 million for the combined year ended December 31, 2002. The increase was primarily due to an increase in membership of approximately $166.7 million and a change in membership demographics and premium rates, which offset the increase by $23.7 million. During 2003, membership within the Medicaid segment increased 92,000 members, or 22%, from 420,000 members at December 31, 2002 to 512,000 members at December 31, 2003. Membership increased by approximately 44,000 as a result of assignment of SCHIP members in Florida under a competitive bidding process, and the remaining growth in Medicaid membership resulted from a combination of mandatory assignment and successful marketing efforts.
      Medicare segment premium revenue for the year ended December 31, 2003 decreased $2.6 million, or 1.0%, to $288.3 million from $290.9 million for the combined year ended December 31, 2002. The decrease was primarily due to a decrease in the aggregate time our members were covered by our plans, partially offset by an increase in premium rates and change in membership demographics of approximately $7.2 million. We continually review the medical loss ratio of our business and make strategic decisions based on those analyses.

During 2003, our medical benefits expense in certain areas of Florida was higher than expected. We addressed this concern by withdrawing from areas where financial performance was unfavorable. Overall membership levels remained flat at approximately 42,000.
      Investment income. Investment income for the year ended December 31, 2003 decreased $2.9 million, or 53%, to $2.6 million from $5.5 million for the combined year ended December 31, 2002. The decrease in investment income was primarily due to the continued decline in market interest rates and maintaining investments with shorter maturities, which was partially offset by an increase in overall cash levels. Cash levels increased primarily due to increased profitability and differences in the timing of our receipt of premiums as compared to the timing of our payment of the related medical benefits expense.
      Medical benefits expense. Medical benefits expenses for the year ended December 31, 2003 increased $84.4 million, or 11%, to $861.1 million from $776.7 million for the combined year ended December 31, 2002. The increase was primarily due to the increase in membership. The medical benefits ratio, as a percentage of premium revenue, for the year ended December 31, 2003 was 82.6% compared to 84.8% in 2002. The medical benefits ratio decreased in 2003 primarily as a result of our initiatives to enter into contracts with providers that offer more economical benefits, to focus on preventative and disease management programs, and to increase the effectiveness of medical management to ensure that medical benefits are utilized efficiently.
      The Medicaid segment medical benefits expense for the year ended December 31, 2003 increased $112.5 million, or 23%, to $609.2 million from $496.7 million for the combined year ended December 31, 2002. The increase was principally due to internal growth in overall membership within the Medicaid segment, which accounted for an increase of $138.7 million, and to a lesser extent increased healthcare costs, which accounted for an increase of $3.8 million. This was offset by $30.0 million resulting from a change in membership demographics. The Medicaid medical benefits ratio, as a percentage of premium revenue, for the year ended December 31, 2003 was 82.3% compared to 83.2% in 2002.
      Medicare segment medical benefits expense for the year ended December 31, 2003 decreased $14.3 million, or 6%, to $238.9 million from $253.2 million for the combined year ended December 31, 2002. The decrease was principally a result of our withdrawal from certain areas of Florida where financial performance was unfavorable and, to a lesser extent, as a result of revised contracts with providers containing improved contract terms. The decrease in membership accounted for $8.5 million of the reduction in expense, and the changes in contract terms accounted for the remainder. The Medicare medical benefits ratio, as a percentage of premium revenue, for the year ended December 31, 2003 was 82.9% compared to 87.0% in 2002.
      Selling, general and administrative expense. Selling, general and administrative expense for the year ended December 31, 2003 increased $26.2 million, or 26%, to $126.1 million from $99.9 million for the combined year ended December 31, 2002. Our selling, general and administrative expense to premium revenue ratio was 12.1% and 10.8% for the years ended December 31, 2003 and 2002, respectively. The increase in the ratio was the result of increased marketing efforts, servicing our increased membership, amortization of purchased intangible assets and costs incurred to strengthen our infrastructure. These costs include additional management staff, information technology system enhancements, and consulting services. Additionally, certain expenses to expand the business or make the operations more efficient were not incurred in 2002 as the predecessor management was preparing the company for sale.
      Interest expense. Interest expense for the year ended December 31, 2003 increased $7.3 million, or 252%, to $10.2 million from $2.9 million for the combined year ended December 31, 2002. The increase was due to increased debt as a result of the purchase of the business from the predecessor owners.
      Income tax expense. Income tax expense for the year ended December 31, 2003 increased $12.2 million, or 254%, to $17.0 million from $4.8 million for the combined year ended December 31, 2002. The increase resulted from being taxed as a C corporation for 12 months in 2003 compared to being taxed as a C corporation for only five months in 2002. Prior to August 1, 2002, our Predecessor was an S corporation and was a disregarded entity for federal and state income taxes. Our effective tax rate for the year ended December 31, 2003 was 41.9% and for the five-month period ended December 31, 2002 was 50.8%.

      Net income. Net income for the year ended December 31, 2003 was $23.5 million compared to $32.6 million for the combined year ended December 31, 2002.
Liquidity and Capital Resources
      We have financed our operations principally through internally generated funds. We generate cash mainly from premium revenue. Our primary use of cash is the payment of expenses related to medical benefits and administrative expenses. We generally receive premium revenue in advance of payment of claims for related healthcare services. We expect that our future funding for working capital needs, capital expenditures, long-term debt repayments, dividends and other financing activities will continue to be provided from these resources.
      In July 2004, we received $112.3 million of net proceeds from our initial public offering. Additionally, in December 2004, we received $44.9 million of net proceeds from a secondary offering. From time to time, we may need to raise additional capital or draw on our credit facility to fund planned geographic and product expansion or acquire healthcare businesses.
      Each of our existing and projected sources of cash are impacted by operational and financial risks that influence the overall amount of cash generated and the capital available to us. For a further discussion of risks that can impact our liquidity, see “Risk Factors” beginning on page 8.
      Because we generally receive premiums in advance of payments of claims for healthcare services, we maintain estimated balances of cash and cash equivalents pending payment of claims. At March 31, 2005, December 31, 2004 and December 31, 2003, cash and cash equivalents were $340.7 million, $397.6 million and $237.3 million, respectively. We also had short-term investments with maturities of three to 12 months of $173.7 million, $75.5 million and $33.8 million at March 31, 2005, December 31, 2004 and December 31, 2003, respectively.
      Our investment policies are designed primarily to provide liquidity and preserve capital. The states in which we operate prescribe the types of instruments in which our subsidiaries may invest their funds. As of March 31, 2005, December 31, 2004 and December 31, 2003, a substantial portion of our cash was invested in certificates of deposit and a portfolio of highly liquid money market securities with a weighted average maturity of 54 days, 30 days and 138 days, respectively. The average portfolio yield for the three months ended March 31, 2005 and the years ended December 31, 2004 and 2003 was approximately 2.0%, 1.5% and 1.2%, respectively.
Overview of Cash Flow Activities
      For the three month periods ended March 31, 2005 and 2004 our cash flows are summarized as follows:

	2005	2004

Net cash provided by (used in) operations	$43,304	$(24,157)
Net cash used in investing activities	(100,358)	(10,774)
Net cash provided by (used in) financing activities	172	(3,591)
      Cash Provided by (Used in) Operations: The increase in cash provided by operations was primarily due to increased membership, improved profitability and changes in outstanding receivables and liabilities based on the timing of cash receipts and payments. Because we generally receive premium revenue in advance of payment for the related medical care costs, our cash has historically increased during periods of enrollment growth.
      Cash Used in Investing Activities: The increase in cash used in investing activities is due to additional investments made during the three months ended March 31, 2005.

      Cash Provided by (Used in) Financing Activities: The change in cash from financing activities is primarily due to option activity and debt payments.
      For the years ended December 31, 2004 and 2003 our cash flows from operations are summarized as follows:

	2004	2003

Net cash provided by operations	$48,762	$122,798
Net cash used in investing activities	(96,466)	(18,313)
Net cash provided by (used in) financing activities	208,010	(13,948)
      Cash Provided by Operations. The decrease in cash from operations was primarily due to changes in premiums receivable, unearned premiums and liabilities and on the timing of cash receipts and payments. These changes were partially offset by increases in net income resulting from increased membership and improved profitability.
      Cash Used in Investing Activities. The increase in cash used in investing activities is due to our acquisition of Harmony in June 2004 which required a net cash outlay of $36.5 million. We invested excess cash obtained from our public offerings and operations totaling approximately $41.7 million. To fulfill certain State requirements, $9.5 million was invested into restricted investment accounts. A total of $8.7 million was invested in property and equipment, principally at our new corporate office location.
      Cash Provided by (Used in) Financing Activities. The change in cash from financing activities is primarily due to the public offerings which generated net proceeds of $157.5 million. Additionally, we obtained $159.2 million from the proceeds of a new debt issuance. These proceeds were partially offset by payments made on existing debt facilities totaling approximately $108.8 million.
      For the years ended December 31, 2003 and 2002 our cash flows from operations are summarized as follows:

	2003	2002

Net cash provided by operations	$122,798	$66,923
Net cash (used in) provided by investing activities	(18,313)	25,704
Net cash (used in) provided by financing activities	(13,948)	59,703
      Cash Provided by Operations. The growth in cash from operations was primarily due to increased membership, improved profitability and changes in outstanding receivables and payables based on the timing of cash receipts and payments. Because we generally receive premium revenue in advance of payment for the related medical care costs, our cash has historically increased during periods of enrollment growth.
      Cash (Used in) Provided by Investing Activities. The increase in cash used in investing activities is mainly due to the purchases of property and equipment and additional investments made during the year ended December 31, 2003.
      Cash (Used in) Provided by Financing Activities. The increase in cash used in financing activities is due to debt repayments made during the year ended December 31, 2003. During the year ended December 31, 2002, capital contributions of approximately $70.1 million were received, which related to the acquisition of the WellCare group of companies.
      Regulatory Capital and Restrictions on Dividends. Our operations are conducted through our HMO subsidiaries. These subsidiaries are subject to state regulations that, among other things, may require the maintenance of minimum levels of statutory capital, as defined by each state. These regulations may restrict the amount, payment, and timing of the distribution of dividends that may be paid to our parent company. The states can, in their sole discretion, require individual subsidiaries to maintain statutory capital levels higher than state mandated minimums. Management believes that we were in compliance with all minimum statutory capital requirements at March 31, 2005, and will continue to be so for the foreseeable future.

      The National Association of Insurance Commissioners has adopted rules which, to the extent they are implemented by the states in which we operate, set minimum capitalization requirements for subsidiaries and other risk bearing entities. The requirements take the form of risk-based capital rules. Florida and New York have not yet adopted the risk-based capital standard as a net worth requirement. Our operations in Illinois, Indiana, Connecticut and Louisiana are subject to the National Association of Insurance Commissioners’ guidance. Our subsidiaries are required to maintain minimum capital amounts as prescribed by the various states in which we operate. Our restricted assets consist of cash and cash equivalents that are deposited or pledged to state agencies in accordance with state rules and regulations. At March 31, 2005, December 31, 2004 and 2003, all of our restricted assets consisted of cash and cash equivalents. At March 31, 2005, December 31, 2004 and 2003, all of our subsidiaries were in compliance with the minimum capital requirements. Barring any change in regulatory requirements, we believe that we will continue to be in compliance with these requirements at least through 2005. New York regulators have proposed a 150% increase in reserve requirements to be implemented over an eight-year period, which would materially increase the capital requirements of our New York managed care plan.
      If our regulators were to deny or significantly further restrict our subsidiaries’ ability to pay dividends to us or to pay management fees to our affiliates, the funds available to us as a whole would be limited, which could harm our ability to implement our business strategy. For example, we could be hindered in our ability to make debt service payments on amounts drawn from our credit facility.
      Debt and Credit Facilities. As part of the consideration for the acquisition of the WellCare group of companies, we issued a senior subordinated non-negotiable promissory note in the original principal amount of $53.0 million to the stockholder representative on behalf of the stockholders of the Florida business, including Rupesh Shah, our Senior Vice President, Market Expansion, and his spouse. In February 2004, we entered into a settlement agreement with the selling stockholders that fixed the remaining amount of the seller note at $119.7 million. In May 2004, we entered into a further agreement with the selling stockholders, pursuant to which we prepaid $85.0 million of the principal balance of the note, using proceeds from the senior secured term loan facility described below, and $3.0 million of the principal balance was forgiven in consideration of that prepayment. In August 2004, we prepaid an additional $3.2 million of the principal balance of the note. The remaining balance of the note, $25.0 million, is due on September 15, 2006, and would be due immediately upon a sale of our business. Interest on the principal amount of the note accrues at the rate of 5.25% per year.
      In May 2004, we entered into a credit agreement pursuant to which we obtained two senior secured credit facilities, consisting of a term loan facility in an amount of $160.0 million and a revolving credit facility in the amount of $50.0 million, of which $10.0 million is available for short-term borrowings on a swingline basis. These facilities are provided by a group of banks and other financial institutions led by Credit Suisse First Boston and Morgan Stanley Senior Funding, Inc. We used the proceeds from the term loan to prepay $85.0 million of the principal balance of the seller note discussed above, to prepay in full, for $18.3 million, certain senior discount notes previously issued by one of our subsidiaries, to pay the $50.3 million purchase price for the Harmony acquisition, and to pay approximately $4.3 million in transaction fees and expenses. No amounts have been drawn on the $50.0 million revolving credit facility since its inception.
      Interest on the facilities is payable quarterly at a rate per annum based on the optional rates available to us. We have the option to select either (a) LIBOR plus a 4 percent margin or (b) the greater of (i) prime or (ii) the federal funds rate plus 0.50%, plus a margin of 3 percent. In May 2004, we chose the six month LIBOR rate option of 5.5625%. In December 2004, we also selected the six month LIBOR rate option of 6.49%. The term loan facility will mature in May 2009, and the revolving credit facility will mature in May 2008.
      Our credit facilities include financial and operational covenants that limit our ability to incur additional indebtedness and pay dividends as well as purchase or dispose of significant assets. Covenants in the credit facilities include maintenance of a fixed charge coverage ratio above a set minimum, maintenance of a leverage ratio below a set maximum, and limitations on capital expenditures and acquisitions. We believe that we were in compliance with all of these covenants at March 31, 2005.

      As of May 2005, our debt was rated below investment grade by the major credit rating agencies as follows:

Agency	Outlook	Credit Rating

Moody’s	Stable	B2
Standard & Poor’s	Stable	B+
      Consequently, if we seek to raise funds in capital markets transactions, our ability to do so will be limited to issuing additional non-investment grade debt or issuing equity and/or equity-linked instruments.
      We expect to fund our working capital requirements and capital expenditures during the next several years from our cash flow from operations, from public offerings or other possible future capital markets transactions. We have taken a number of steps to increase our internally generated cash flow, including reducing our health care expenses by, among other things, exiting from unprofitable markets and undertaking cost savings initiatives. If our cash flow is less than we expect due to one or more of the risks described in “Risk Factors,” or our cash flow requirements increase for reasons we do not currently foresee, then we may need to draw upon available funds under our revolving line of credit, which matures in May 2008, or issue additional debt or equity securities. Because we currently intend to make select acquisitions as part of our growth strategy, we likely will draw upon such funds and credit facilities and/or issue additional debt or equity securities. Based on the above, we believe that we will be able to adequately fund our current and long-term capital needs.
      A failure to comply with any covenant in our credit facilities could make funds under our credit facilities unavailable. We also may be required to take additional actions to reduce our cash flow requirements, including the deferral of planned investments aimed at reducing our selling, general and administrative expenses. The deferral or cancellation of any investments could have a material adverse impact on our ability to meet our short-term business objectives. We regularly evaluate cash requirements for current operations and commitments, and for capital acquisitions and other strategic transactions. We may elect to raise additional funds for these purposes either through additional debt or equity, the sale of investment securities or otherwise as appropriate.
Off-Balance Sheet Arrangements
      At March 31, 2005, we did not have any off-balance sheet arrangements that are required to be disclosed under Item 303(a)(4)(ii) of SEC Regulation S-K.
Commitments and Contingencies
      The following table sets forth information regarding our contractual obligations:

	Payments due to period

Contractual Obligations at		Less than	1-3	3-5	More than
March 31, 2005	Total	1 Year	Years	Years	5 Years

	(in thousands)
Long-term debt(1)	$183,800	$1,600	$28,200	$154,000	$—
Operating leases	27,240	4,744	8,634	8,298	5,564
Other liabilities	1,606	1,606	—	—	—

Total	$212,646	$7,950	$36,834	$162,298	$5,564

(1)	Long-term debt (including current maturities) at March 31, 2005 includes total short and long-term debt of $183,141 plus the unamortized portion of the discount on the term loan of $659.
     We are not an obligor under or guarantor of any indebtedness of any other party; however, we may have to pay referral claims of healthcare providers under contract with us who are not able to pay costs of medical services provided by other providers. We have no off-balance sheet financing arrangements except for the operating leases described above.

Recent Accounting Pronouncements
      In January 2003, the FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities.” This interpretation of Accounting Research Bulletin No. 51, “Consolidated Financial Statements,” addresses consolidation by business enterprises of variable interest entities that either: (1) do not have sufficient equity investment at risk to permit the entity to finance its activities without additional subordinated financial support, or (2) have equity investors that lack an essential characteristic of a controlling financial interest. As of December 31, 2003, we did not have any entities that require disclosure or new consolidation as a result of the adoption of FASB Interpretation No. 46.
      In December 2004, SFAS No. 123(R), “Share-Based Payment,” which addresses the accounting for employee stock options, was issued. SFAS 123(R) revises the disclosure provisions of SFAS 123, “Accounting for Stock Based Compensation” and supercedes APB Opinion No. 25, “Accounting for Stock Issued to Employees.” SFAS 123(R) requires that the cost of all employee stock options, as well as other equity-based compensation arrangements, be reflected in the financial statements based on the estimated fair value of the awards. This statement will be effective beginning on January 1, 2006. We have elected not to early adopt the provisions of SFAS 123(R) for the year ended December 31, 2004.
Qualitative and Quantitative Disclosures about Market Risk
      At March 31, 2005, December 31, 2004 and December 31, 2003, we had cash and cash equivalents of $340.7 million, $397.6 million and $237.3 million, respectively, investments classified as current assets of $173.7 million, $75.5 million and $33.8 million, respectively, and restricted investments on deposit for licensure of $31.5 million, $31.5 million and $21.4 million, respectively. The short-term investments classified as current assets consist of highly liquid securities with maturities between three and twelve months and longer term bonds with floating interest rates that are considered available for sale. Long-term restricted assets consist of cash and cash equivalents deposited or pledged to state agencies in accordance with state rules and regulations. These restricted assets are classified as long-term regardless of the contractual maturity date due to the long-term nature of the states’ requirements. The investments classified as long-term are subject to interest rate risk and will decrease in value if market rates increase. Because of their short-term pricing nature, however, we would not expect the value of these investments to decline significantly as a result of a sudden change in market interest rates. Assuming a hypothetical and immediate 1% increase in market interest rates at March 31, 2005, the fair value of our fixed income investments would decrease by less than $1.8 million. Similarly, a 1% decrease in market interest rates at March 31, 2005 would result in an increase of the fair value of our investments of less than $1.8 million.

OUR BUSINESS
Overview
      We provide managed care services targeted exclusively to government-sponsored healthcare programs, focusing on Medicaid and Medicare. We have centralized core functions, such as claims processing and medical management, combined with localized marketing and strong provider relationships. We believe that this approach will allow us to effectively grow our business, both through organic growth and through acquisitions. We currently operate health plans in Florida, New York, Illinois, Indiana, Connecticut, Louisiana and Georgia. As of March 31, 2005, we had approximately 765,000 members. We recently became licensed to offer Medicaid and Medicare services to beneficiaries in Georgia. As of March 31, 2005, we did not have any members in Georgia.
      We serve individuals eligible for both Medicaid and Medicare benefits, including recipients of the TANF and the SSI Medicaid programs and the State Children’s Health Insurance Program, generally known as SCHIP and, in Florida, as Healthy Kids. We believe that our experience in managing healthcare for this broad range of beneficiaries better positions us to capitalize on growth opportunities across all of these programs. In addition, unlike many other managed care organizations that attempt to serve the general population through commercial health plans, we focus exclusively on serving individuals in government programs. We believe that this focus allows us to better serve our members and providers and to more efficiently manage our operations.
      We were formed in May 2002 to acquire the WellCare group of companies. In July 2002, we completed the acquisition of our current businesses through two concurrent transactions. In the first, we acquired our Florida operations, including our WellCare of Florida and HealthEase subsidiaries, in a stock purchase from several individuals. In the second transaction, we acquired The WellCare Management Group, Inc., a publicly-traded holding company and the parent company of our New York and Connecticut operations, through a merger of that company into a wholly-owned subsidiary of ours. See “Management’s Discussion and Analysis of Financial Condition and Operations — Corporate History and Acquisitions.”
      From inception to July 2004, we operated through a holding company that was a limited liability company. In July 2004, immediately prior to the closing of our initial public offering, that company was merged into a Delaware corporation and we changed our name to WellCare Health Plans, Inc.
Our Markets and Opportunities

The Market for Government-Sponsored Healthcare Programs
      The market for government-sponsored healthcare programs is large and growing. Overall healthcare spending in the United States has increased dramatically over the past four decades, from $41 billion in 1965 to $1.6 trillion in 2002, according to CMS. CMS estimates that healthcare expenditures will continue to increase over the next decade at an average annual rate of 7.3%, growing to a projected $3.4 trillion by 2013. According to CMS, approximately 32.8% of total healthcare spending in 2003, or $550 billion, was financed by Medicare and Medicaid. According to CMS, as of June 30, 2003, approximately 42.7 million people received Medicaid benefits, and total Medicaid expenditures were approximately $255 billion, of which approximately $109 billion was the responsibility of state governments and the balance provided by the federal government. As of June 30, 2003, approximately 41.1 million people were enrolled in Medicare, and the federal government spent approximately $283 billion for Medicare, according to CMS. In particular, enrollment in Medicaid managed care programs has grown rapidly in recent years, from 13.3 million, or 40% of enrollees, in 1996 to 25.3 million, or 59.1% of enrollees, in 2003, according to CMS.
      We currently operate managed care health plans in Florida, New York, Illinois, Indiana, Connecticut, Louisiana and Georgia. Florida and New York have two of the largest Medicaid and Medicare populations in the United States.

•	Florida. As of June 30, 2003, Florida has the fourth largest population of Medicaid enrollees, 2.2 million, and the second largest population of Medicare enrollees, 2.9 million, according to CMS. In 2002, total Medicaid spending in Florida was approximately $9.9 billion, of which the state government’s portion totaled approximately $5.6 billion, according to CMS. During 2001, according to CMS, total Medicare spending in Florida totaled approximately $21.6 billion. According to data from CMS, in 2003, approximately 61% of Medicaid-eligible beneficiaries in Florida participated in managed care plans.

•	New York. New York has the second largest population of Medicaid enrollees, approximately 3.6 million as of June 30, 2003, and the third largest population of Medicare enrollees, approximately 2.8 million, according to CMS. In fiscal year 2002, total Medicaid spending in New York was approximately $36.3 billion, of which the state and local governments’ portion totaled approximately $18.1 billion, according to CMS, and current budgets call for total Medicaid spending in the range of $44.0 billion to 45.0 billion. According to CMS, Medicare spending in New York for 2001 was approximately $20.4 billion. According to data from CMS, as of June 20, 2003, approximately 53% of Medicaid-eligible beneficiaries in New York participated in managed care plans.

•	Illinois. Illinois has approximately 1.6 million Medicaid enrollees and approximately 1.7 million Medicare enrollees, according to CMS. In 2002, total Medicaid spending in Illinois was approximately $8.8 billion, of which the state government’s portion totaled approximately $4.4 billion, according to CMS. According to CMS, Medicare spending in Illinois was approximately $8.0 billion in 2001. According to data from CMS, in 2003 approximately 9% of Medicaid-eligible beneficiaries participated in managed care plans.

•	Indiana. Indiana has approximately 707,000 Medicaid enrollees and approximately 878,000 Medicare enrollees, according to CMS. In 2002, total Medicaid spending in Indiana was approximately $4.4 billion, of which the state government’s portion totaled approximately $2.8 billion, according to CMS. According to CMS, Medicare spending in Indiana was approximately $5.0 billion in 2001. According to data from CMS, in 2003 approximately 71% of Medicaid-eligible beneficiaries participated in managed care plans.

•	Connecticut. Connecticut has approximately 405,000 Medicaid enrollees and approximately 533,000 Medicare enrollees, according to CMS. In 2002, total Medicaid spending in Connecticut was $3.5 billion, of which the state government’s portion totaled $1.7 billion, according to CMS. According to CMS, Medicare spending in Connecticut was $3.1 billion in 2001. According to data from CMS, in 2003 approximately 73% of Medicaid-eligible beneficiaries participated in managed care plans.

•	Louisiana. Louisiana has approximately 860,000 Medicaid enrollees and approximately 620,000 Medicare enrollees, according to CMS. In 2002, total Medicaid spending in Louisiana was $4.9 billion, of which the state government’s portion totaled $3.4 billion, according to CMS. According to CMS, Medicare spending in Louisiana was $4.9 billion in 2001. According to data from CMS, in 2003 approximately 59% of Medicaid-eligible beneficiaries participated in managed care plans.

•	Georgia. Georgia has approximately 1.4 million Medicaid enrollees and approximately 975,000 Medicare enrollees, according to CMS. In 2002, total Medicaid spending in Georgia was $6.2 billion, of which the state government’s portion totaled $3.7 billion, according to CMS. According to CMS, Medicare spending in Georgia was $4.4 billion in 2001. According to data from CMS, in 2003 approximately 84% of Medicaid-eligible beneficiaries participated in managed care plans.

Market For Prescription Drug Benefits Under Medicare Part D
      The MMA included a significant expansion of the Medicare program to include a new federal prescription drug benefit beginning in 2006. The Henry J. Kaiser Family Foundation estimates that in 2006 there will be approximately 29 million Medicare eligible beneficiaries, or approximately 67% of the estimated 43 million total Medicare eligible population, who are likely to seek prescription drug coverage pursuant to Medicare Part D. In addition, the United States Department of Health and Human Services estimates that in 2006, approximately 11 million Medicare beneficiaries will receive low-income subsidies, including dual-eligible subsidies.

Government-Sponsored Healthcare Programs

Emergence of Managed Care and Government Programs
      HMOs. Health maintenance organizations, or HMOs, and other types of managed care plans were created as a response to dramatic increases in healthcare-related costs. Managed care plans generally reduce the cost of health insurance by providing members with access to a quality, efficient and cost-effective network of providers. The plans also reduce costs by attempting to increase member access to timely and preventative healthcare delivered in the most appropriate healthcare delivery setting. Since the 1970s, enrollment in managed care has increased dramatically, especially over the past decade. As part of its efforts to control rising costs within government-sponsored healthcare programs, the federal government and many states have encouraged the creation of managed care plans for government programs.
      Administration of Government Programs. The Centers for Medicare & Medicaid Services, currently known as CMS, is the government agency which administers the federal Medicare program and works in partnership with the states to administer Medicaid and the state SCHIP programs.
      Medicaid Managed Care. Medicaid is a joint federal and state health insurance program for certain low-income individuals. The amount of total federal outlays for Medicaid has no set limit; rather, the federal government must match whatever the particular state provides for its eligible recipients, subject to limits determined annually by CMS. The percentage matched by the federal government varies by state. Medicaid is structured to allow each state to establish, within broad federal guidelines, its own eligibility standards, benefits package, payment rates and program administration. In most states, the threshold requirements for Medicaid eligibility are determined by the state. In some cases, eligibility criteria are determined by reference to other federal financial assistance programs, including TANF and SSI. The TANF program provides assistance to low-income families with children. SSI provides assistance to low-income aged, blind or disabled individuals. States may also broaden eligibility beyond the requirements for these programs. Families who exceed the income thresholds for Medicaid may be able to qualify for the state SCHIP program.
      Historically, Medicaid operated on a fee-for-service model, under which the Medicaid programs made payments directly to providers after delivery of care. We believe that the fee-for-service model has resulted in beneficiaries often receiving care on an episodic basis and in inappropriate, high-cost settings, such as emergency rooms and hospitals, as opposed to receiving care in a comprehensive organized manner. To address these concerns, 42 states have now implemented mandatory Medicaid managed care programs and six have implemented voluntary managed care programs. In states with mandatory Medicaid managed care programs, a percentage of Medicaid recipients are automatically enrolled by the state into a managed care program. States generally may only mandate managed care in areas where more than one managed care plan operates. The percentage of recipients who are subject to such mandatory enrollment varies by state and is set by law or regulation within each state from time to time. If Medicaid managed care is not mandatory, individuals entitled to Medicaid may choose either the traditional Medicaid fee-for-service program or a managed care plan, if available.
      There are two types of Medicaid managed care programs: capitated managed care plans and primary care case management plans. Under capitated managed care programs, which we operate, the state pays the managed care plan a fixed fee per enrollee and the plan assumes either full or partial risk for the financing and delivery of state-specified healthcare services. Under primary care case management plans, a provider is paid a per patient monthly case management fee for acting as a gatekeeper to approve all medical services and does not assume financial risk for the recipient.
      SCHIP is the single largest expansion of health insurance coverage for children since the enactment of Medicaid, and some states are expanding the program to include adults. SCHIP is a federal and state matching program designed to help states expand health insurance to children whose families earn too much to qualify for traditional Medicaid yet not enough to afford private health insurance. States have the option of administering SCHIP through their existing Medicaid programs, creating separate programs or combining both approaches. Currently, all 50 states, the District of Columbia and all U.S. territories have approved

SCHIP plans, and many states continue to submit plan amendments to further expand coverage under SCHIP.

Medicare Managed Care
      Overview. Medicare is a federal program that provides eligible persons age 65 and over and some disabled persons a variety of hospital and medical insurance benefits. Medicare beneficiaries have the option to enroll in a Medicare Advantage plan (previously known as Medicare+Choice), Medicare’s managed care option, in geographic areas where such a plan is offered. Under this program, managed care organizations can contract with CMS to provide Medicare benefit plans to Medicare enrollees eligible for Part A and enrolled in Part B in exchange for a fixed monthly payment per member that varies based on the county in which the member resides. Individuals who elect to participate in the Medicare Advantage program select a Medicare Advantage plan available in their county of residence and usually receive greater benefits than they would have under traditional Medicare. Medicare Advantage plan benefit enhancements include lower deductible and coinsurance amounts, Part B premium refunds, additional benefits (for example, coverage of additional skilled nursing facility days), and, in some Medicare Advantage plans, supplemental benefits, such as prescription drug coverage. Except for Medicare enrollees in Medicare Advantage PPOs, Medicare Advantage plan enrollees are generally required to use the services and provider network offered by the managed care organization exclusively and may be required to pay a monthly premium to the managed care organization.
      2003 Medicare Reform Legislation. The 2003 Medicare reform legislation, known as the Medicare Modernization Act, or MMA, is perhaps the most significant change to the Medicare program since its inception. The MMA expands Medicare beneficiary healthcare options by, among other things, adding the Part D prescription drug benefit beginning in 2006, as discussed below, creating regional health plan options and modifying the methods by which Medicare will pay Medicare managed care plans. The MMA also created a transitional Medicare discount drug card program, running from June 1, 2004 through December 31, 2005. The program is available on a voluntary basis to all Medicare recipients. Medicare managed care organizations applied to CMS to participate in the transitional program and many managed care plans are currently offering discount drug cards to their Medicare enrollees. The program includes up to $600 annually in transitional assistance funds for eligible enrollees at or below 135% of the federal poverty level. This fund may be used to purchase prescription drugs or to pay any applicable coinsurance or deductibles.
      Finally, the MMA adjusted the current process by which the Medicare MCOs are paid and created the opportunity for regional Medicare plans, primarily preferred provider organizations, or PPOs, to be offered in 2006. Retroactive to January 1, 2004, the MMA increased Medicare Advantage rates by reconnecting the managed care plan rate calculation to at least 100% of each region’s Medicare fee-for-service costs. This rate calculation adjustment had the effect of raising the fixed monthly payments made to managed care plans by CMS for providing services to Medicare beneficiaries in some counties. Under the MMA, the Medicare Advantage plans were required to use these increased payments in 2004 to improve the healthcare benefits that were offered, to reduce premiums or to strengthen their provider networks and as part of the MMA, plans are subject to routine audits.
      Beginning in 2006, a revised rate calculation system will be instituted for the Medicare Advantage local managed care plans. The statutory payment rate for each county will be relabeled as the “benchmark” amount, and plans will submit bids that reflect the costs they expect to incur in providing the base Medicare Part A and Part B benefits. If the bid is less than the benchmark, Medicare will pay the plan its bid plus 75% of the amount by which the benchmark exceeds the bid. Plans will be required to use the 75% excess amount to provide beneficiaries with extra benefits, reduced cost sharing, or reduced premiums. The remaining 25% of the excess amount will be returned to the U.S. Treasury. If the bid is greater than the benchmark, the plans will be required to charge a premium to enrollees equal to the difference between the bid and the benchmark.
      Also beginning in 2006, Medicare Advantage plans may be offered on a regional basis, primarily in the form of PPO’s. There will be 26 Medicare Advantage PPO regions and the payments for the regional PPO plans will also be based on a bidding process very similar to the bidding process for the Medicare Advantage local HMO plans, described above. These Medicare Advantage regional PPO plans will be required to offer the same benefits across the entire region.
      Enrollment in Medicare managed care programs has declined in recent years primarily as the result of managed care plans that had contracted with CMS reducing benefits or withdrawing from markets because Medicare healthcare costs in many areas exceeded payments received from CMS for their participation in Medicare. However, as a result of the MMA and the increased reimbursement rates to Medicare managed care plans which generally allows Medicare managed care plans to offer more attractive benefits, the additional Part D drug benefit offering and the introduction of regional PPOs into the Medicare program, we expect enrollment in Medicare’s managed care programs to increase in the coming years.
      Prescription Drug Program. As part of the MMA, beginning in 2006, every Medicare recipient will be able to select a prescription drug plan through Medicare Part D, largely funded by the federal government. The Medicare Part D benefit will be available to Medicare managed care enrollees as well as Medicare fee-for-service enrollees. Managed care plans will be required to offer a Part D drug benefit plan (called an MA-PD plan) in every region in which they operate. In addition, fee-for-service beneficiaries will be able to purchase a stand alone PDP from a list of Medicare-approved PDPs available in their region. CMS has created 26 MA-PD regions and 34 PDP regions nationwide.
      As required by the MMA, managed care companies, HMOs, pharmacy benefit managers and other entities that wish to offer a PDP filed applications with CMS in March 2005. Medicare Advantage plans also submitted applications in March 2005 to provide MA-PDs. In June 2005, qualified applicants submitted bids to CMS for each MA-PD and PDP they propose to offer in 2006. CMS will establish monthly premiums to approved plans based upon the outcome of the MA-PD and PDP bidding process. From the bidding process, it is anticipated that CMS will calculate a national weighted average of the total premium per person and CMS generally would pay each plan a certain percentage of such average premium. The remaining amount would be paid as a premium by the member. We currently anticipate that CMS will announce the results of the bidding process and the applications in September 2005, with marketing and enrollment in Part D plans to commence in October and November 2005, respectively, to be effective beginning January 1, 2006.
      Dual-Eligible and SSI Beneficiaries. Individuals who are eligible to receive both Medicare and Medicaid benefits are sometimes termed “dual-eligibles.” Health plans such as ours that serve dual-eligibles receive a higher premium on account of those members. We believe that dual-eligibles are an increasingly important sector of the market. In addition, we are increasingly focused on the healthcare needs of the SSI population through the provision of services to individuals that as a result of their health needs require significant Medicaid expenditures while representing only a small segment of the total Medicaid population. For example, according to The Kaiser Commission on Medicaid and the Uninsured, the SSI population in 2002, on a nationwide basis, while comprising only approximately 25% of the total number of eligible Medicaid participants, accounted for approximately 70% of the total amount spent on Medicaid benefits. We also believe the SSI population represents an attractive growth opportunity for us due to the relatively low concentration of managed care plans that currently provide benefits to the SSI population in the markets where we provide Medicaid services and our history of successfully serving these populations.
Our Competitive Advantages
      We operate health plans focused on government-sponsored healthcare programs. We believe the following are our key competitive advantages:
      Leading Market Presence. We are the leading Medicaid provider in Florida, with an approximately 53% market share of Medicaid managed care enrollees. As a result of our acquisition of Harmony in 2004, we are also the leading provider of Medicaid managed care services in Illinois. Nationally, we had over 711,000 Medicaid members as of March 31, 2005. We believe our strong market position provides us with numerous strategic advantages, including:

•	enhanced economies of scale;

•	extensive provider networks in our core markets;

•	strong relationships with state and local government agencies; and

•	the ability to provide a broad range of government-sponsored healthcare programs.
      Diversified Government Healthcare Programs. We offer managed care services for a diversified range of government programs, including Medicaid programs such as the SCHIP, SSI and TANF Medicaid programs and Medicare programs. This approach helps reduce the impact on us resulting from rate reductions or other adverse changes that impact any one program. We believe that our experience in serving a broad range of enrollees in Medicaid, Medicare and related programs positions us to capitalize on growth opportunities within the market of government-sponsored healthcare programs.
      Exclusive Focus on Government Healthcare Programs. We are focused on designing and operating our business to serve our government programs constituents, including members, providers and regulators. We believe this allows us to build our provider networks with a focus on our target populations, and allows us, in large part, to contract with our providers using the Medicaid and Medicare fee schedules as a benchmark, which are generally lower than commercial rates. Our approach to contracting has allowed us to build strong provider networks that have been designed to provide the necessary care to our members, based on specific benefit designs, in the appropriate healthcare setting. We also target our sales and marketing efforts directly to individuals and communities, rather than employers and other groups targeted by commercial plans. We have developed internal regulatory affairs expertise which we believe allows us to work more effectively with CMS, the states and other regulators that govern our programs and services.
      Centralized and Scalable Operations. We have centralized various functions across all of our health plans, including claims processing, member services, information technology, regulatory compliance and medical management and pharmacy benefits management programs. Centralizing these functions and operating on a single platform permit us to better assess and control medical costs. Our administrative and information services have been designed to be scaleable to accommodate growth, while allowing targeted marketing and provider services tailored to local markets.
      Localized, Disciplined Sales and Marketing Efforts. Our sales force is designed to target the diverse ethnic, cultural and linguistic composition of the communities we serve with over six different languages spoken. Through the strong relationships our sales people have with community leaders and healthcare providers, we are able to access Medicaid-eligible populations and encourage them to join our plans, resulting in greater market share than plans that must rely solely on mandatory assignments. We believe that our sales efforts are enhanced by targeted marketing designed to strengthen our local brands. We believe these marketing programs enhance our leading brands, such as HealthEase and Staywell in Florida, and will allow us to further penetrate the Medicare market. Our sales and marketing team also provides us with increased flexibility as we assess potential new markets. We believe that we have developed the requisite infrastructure and expertise to succeed in both mandatory and non-mandatory Medicaid managed care states.
      Strong Relationships with Government Agencies. We work closely with the government agencies that regulate us and help develop the products and services that we offer. We believe that our relationships with these government agencies enable us to deliver high-quality, affordable healthcare services to our members and create cost saving opportunities for the states in which we operate, many of which are facing budgetary pressures. As a result of our ability to provide quality, cost-effective services, we believe government agencies will remain committed to growth of managed care as a means to control rising healthcare expenditures.
      Partnerships with Providers. We seek to have mutually beneficial arrangements with our providers which help them to develop their practices. We strive to provide quality service and to be a low hassle partner in developing and maintaining strong relationships with our providers. As a result of this approach, we have established broad provider networks that included over 27,000 physicians and specialists and approximately 392 hospitals as of March 31, 2005.
      Integrated Medical Management. We employ a coordinated, integrated approach to medical management in order to arrange for the provision of appropriate care to our members, contain costs and ensure efficient delivery within the network. Our focus is to ensure that members receive the appropriate care in a timely manner and in the appropriate healthcare delivery setting. Key elements of our medical management strategy include a focus on preventative care, provider network structure, careful management of outpatient, inpatient and other services and case and disease management. We believe that this multi-tiered approach allows us to improve medical outcomes for our members, which results in cost savings.
Our Growth Strategy
      Our objective is to be the leading provider of government programs-focused managed care services. To achieve this objective, we intend to grow our business by:
      Expanding our Medicaid Business within Existing Markets. We believe that there are significant growth opportunities in most of the states in which we operate. Each of the states in which we operate, other than Illinois, has mandatory assignment of a certain percentage of Medicaid-eligible individuals to Medicaid managed care plans. We intend to continue to grow our business in the markets that we currently serve by, among other things:

•	maintaining and expanding our provider networks;

•	deepening relationships with our providers;

•	arranging for the provision of high-quality, affordable healthcare;

•	tailoring our localized marketing efforts to reach individuals who are eligible for government healthcare programs;

•	encouraging our government partners to increase mandatory assignment;

•	focusing on the healthcare needs of the aged, blind and disabled populations; and

•	selectively pursuing acquisitions of Medicaid membership within our existing markets.
      Leveraging our Established Medicaid Businesses to Develop Medicare Plans. We intend to use the core competencies, systems and infrastructure that we have developed through our established Medicaid businesses to continue to develop Medicare plans. We believe that there are compelling synergies between Medicaid and Medicare health plans that make leveraging our Medicaid businesses attractive, including:

•	a similar sales process;

•	member demographics;

•	a focus on strong provider relationships;

•	significant provider network overlap;

•	a focus on cost-effective networks and operations;

•	the importance of disciplined medical management;

•	an ability to leverage our existing licenses and investments in required statutory capital; and

•	a proven track record with regulatory agencies.
      We also believe that our Medicaid experience and competencies will allow us to expand our Medicare business organically in the other states where we currently operate, as well as in additional markets, without incurring significant expenses. We currently have applications pending with CMS for fourteen new Medicare counties representing approximately 605,000 Medicare beneficiaries. We also intend to monitor the effects of the MMA and may consider acquisitions of select Medicare managed care businesses.
      Entering New Markets Through Internal Growth, Geographic Expansions and Acquisitions. We intend to enter new markets, whether or not they have mandatory assignment for Medicaid recipients into managed care plans, through a combination of internal growth, geographic expansions and acquisitions. We recently became licensed to offer Medicaid services to beneficiaries in Georgia and have submitted applications to provide Medicaid services in the state. We also recently became licensed to offer Medicare services to beneficiaries in Georgia and received approval to provide Medicare services in certain counties in the state. We believe that entering Medicaid and/or Medicare markets will provide us with the opportunity to grow and diversify our revenues, enhance economies of scale from our centralized administrative infrastructure and strengthen our relationships with providers and government agencies. We expect to grow organically by expanding our service area and provider network, increasing awareness of our local brand names and maintaining positive provider relationships. We also intend to enter new markets by acquiring existing Medicaid and/or Medicare managed care businesses. We expect to focus our expansion on markets with significant Medicaid and/ or Medicare populations, large provider populations, a fragmented competitive landscape and favorable regulatory conditions. We believe that the managed care industry, particularly Medicaid-focused plans, is likely to experience continued consolidation in the future and that this will provide us an opportunity to acquire existing plans in attractive markets.
      Providing Prescription Drug Plan Coverage. We have received conditional approval from CMS to provide a stand-alone PDP under Medicare Part D beginning in January 2006. In addition, in June 2005, we filed bids with CMS that include our benefit plan designs and proposed rates for PDPs in all 34 regions established by CMS. If our bids are approved by CMS, we intend to provide stand-alone PDPs starting January 1, 2006. We believe that many of these beneficiaries, which include dual eligibles, will enroll in Medicare Part D coverage as a cost effective way of obtaining drug coverage. We intend to capitalize on this potential opportunity by applying our expertise in benefit design, developing and managing prescription drug formularies and marketing as well as our understanding of the health conditions of Medicare beneficiaries, especially low-income beneficiaries, and member demographics. We also believe that our exclusive focus on government-sponsored healthcare programs, such as Medicaid and Medicare, will enable us to successfully attract members to our PDP plans.
Our Health Plans
      We provide managed care services targeted exclusively to government-sponsored healthcare programs, focusing on Medicaid and Medicare. Our business currently operates health plans in Florida, New York, Illinois, Indiana, Connecticut, Louisiana and Georgia, serving approximately 765,000 members as of March 31, 2005. The following tables summarize our membership by state and by program as of the dates indicated.

	December 31,	March 31,
State	2004	2005

Florida	532,000	530,000
New York	69,000	75,000
Illinois	67,000	68,000
Indiana	45,000	58,000
Connecticut	34,000	33,000
Louisiana	—	600

	747,000	764,600

Program

Medicaid	701,000	711,000
Medicare	46,000	53,600

	747,000	764,600

      We recently became licensed to offer Medicaid services to beneficiaries in Georgia and have submitted applications to provide Medicaid services in the state. We also recently became licensed to offer Medicare services to beneficiaries in Georgia and received approval from CMS to provide Medicare services in certain counties in the state. As of March 31, 2005, we did not have any members in Georgia.
      We enter into contracts generally on an annual basis with government agencies that administer health benefits programs. We receive premiums from state and federal agencies for the members that are assigned to or have selected us to provide healthcare services under each benefit program. The amount of premiums we receive for each member is fixed, although it varies according to the government program at issue and demographics, including the member’s geographic location, age and sex.

Florida
      We are the largest operator of Medicaid managed care plans in Florida. We began providing Medicaid services in Florida in 1994, and now operate the two largest Medicaid managed care plans in the state, Staywell Health Plans, or Staywell, and HealthEase. Our two distinct Medicaid health plans have separate brand identities, sales forces, provider networks and geographic coverage, but both utilize our centralized back office and claims processing systems. This allows us to benefit from economies of scale while increasing our coverage and penetration throughout the state.
      Our Medicaid managed care plans have broad geographic coverage throughout Florida. Staywell operates in 15 counties, with a particularly strong presence in South Florida. HealthEase operates in 30 counties and has a significant presence in Central and South Florida, as well as in counties in Northern Florida, many of which tend to be rural counties. We also participate in Florida’s SCHIP program.
      We began providing Medicare services in Florida in 2000 and now operate a rapidly growing Medicare plan under the name WellCare. Our Medicare plan operates in 16 counties in Florida, and has particularly large membership in South Florida, which has a large population of Medicare-eligible individuals and favorable reimbursement rates.
      From January 1, 2004 to March 31, 2005, our overall membership in Florida grew from approximately 475,000 members to approximately 530,000 members. During the three months ended March 31, 2005, we experienced a decline of 2,000 members in our overall membership in Florida primarily due to enrollment delays reducing participation in Florida’s Healthy Kids program.
      Our Medicaid contracts with the State of Florida for our Staywell and HealthEase plans expire on June 30, 2006. Our Medicare contract for our WellCare plan expires on December 31, 2005. We also have a SCHIP contract with the Florida Health Kids Corporation that expires on September 30, 2005. We have been able to successfully renew our contracts since we began operating in Florida.

New York
      Our Medicaid managed care programs in New York, which we provide under the WellCare name, have grown rapidly under our management. We currently operate plans in four of the boroughs of New York City, the Hudson Valley region and Ulster County in the Catskill Mountains region. We also offer Child Health Plus and Family Health Plus plans in New York.
      We also have a Medicare plan in New York which we also provide under the WellCare name. We are currently focused on restructuring our Medicare provider network in New York, with a focus on building strong relationships with providers and hospitals, and have made significant investments in quality improvement.
      Our Medicaid contracts in New York expire on September 30, 2005. Our Medicare contract with CMS expires on December 31, 2005. We also have Child Health Plus and Family Health Plus contracts with the State of New York that expire on June 30, 2005 and September 30, 2005, respectively. We have been able to successfully renew our contracts since we began operating in New York.
      From January 1, 2004 to March 31, 2005, our overall New York membership grew from approximately 56,000 members to approximately 75,000 members.

Illinois
      Our Illinois subsidiary operates the largest provider of Medicaid managed care services in that state under the name Harmony Health Plan of Illinois, which we acquired in June 2004. Harmony began operations in Illinois in September 1996, initially serving the Cook County market, and has increased its membership throughout its operating history. From June 2004, the date we acquired Harmony, to March 31, 2005, Harmony’s membership in Illinois grew from approximately 54,000 members to approximately 68,000 members. In April 2005, we received approval from CMS to offer Medicare Advantage plans in Cook and

Will counties effective May 1, 2005. According to CMS, these counties had an aggregate of approximately 744,000 eligible enrollees as of December 2004.
      Our Medicaid contract with the State of Illinois expires on July 31, 2005. The Illinois state legislature recently adopted budget legislation directing the state Medicaid agency to renegotiate its contracts with health plans, such as ours, to reduce premiums significantly. The state Medicaid agency recently notified us of its proposed premium reductions and we are continuing to negotiate with the agency to determine the final premium applicable to our Illinois Medicaid health plans. See “Risk Factors — Reductions in funding for government healthcare programs could substantially reduce our profitability.” Although Harmony has successfully renewed its Medicaid contract since it began operating in Illinois, we can provide no assurance that our current negotiations will be successful.

Indiana
      Harmony also operates a Medicaid managed care plan in Indiana under the name Harmony Health Plan of Indiana. Harmony began operations in Indiana in February 2001, after successfully participating in the State of Indiana’s competitive bidding process. From June 2004, the date we acquired Harmony, to March 31, 2005, Harmony’s membership in Indiana grew from approximately 30,000 members to approximately 58,000 members.
      Our Medicaid contract with the State of Indiana expires on December 31, 2006. Harmony has been able to successfully renew its Medicaid contract since it began operating in Indiana.

Connecticut
      In Connecticut, we operate a Medicaid managed care plan under the name PreferredOne. We began operating in Connecticut in 1995 when we purchased Yale New Haven Health Plan. We currently offer services in each of Connecticut’s eight counties. From January 1, 2004 to March 31, 2005, our PreferredOne membership grew from approximately 24,000 members to approximately 33,000 members. We also significantly expanded our provider network in the state during this period. During the three months ended March 31, 2005, we experienced a decline of 1,000 members in our overall membership in Connecticut primarily due to our efforts to reallocate resources in preparation for the launch of our Medicare products and due to the impact of the state’s suspension of our marketing activities during the latter portion of 2004. In April 2005, we received approval from CMS to offer Medicare Advantage plans in Fairfield and New Haven counties effective May 1, 2005. According to CMS, these counties had an aggregate of approximately 263,000 eligible enrollees as of December 2004.
      Our Medicaid contracts with the State of Connecticut expire on December 31, 2005. We have been able to successfully renew our Medicaid contracts since we began operating in Connecticut.

Louisiana
      We began operations as a Medicare managed care plan in Louisiana in September 2004. The Louisiana subsidiary operates under the WellCare name in three Louisiana parishes in the Baton Rouge metro area. As of March 31, 2005, membership in Louisiana was approximately 600 members. Our Medicare contract with CMS expires on December 31, 2005.

Georgia
      We recently became licensed to offer Medicaid services to beneficiaries in Georgia and responded to a request for proposal from the Georgia Department of Community Health, or DCH, pursuant to which DCH would transition to several managed care plans approximately 1.1 million Medicaid and SCHIP beneficiaries. We also recently became licensed to offer Medicare services to beneficiaries in Georgia and received approval from CMS to provide Medicare services to beneficiaries in Fulton and Dekalb counties, which together represents 140,000 eligible enrollees. As of March 31, 2005, we did not have any members in Georgia.
Medical Programs and Services
      Medicaid. The Medicaid programs and services we offer to our members vary by state and county and are designed to address the unique needs of our members within the various communities we serve. Although our Medicaid contracts determine to a large extent the type and scope of healthcare services that we arrange for our members, we also customize our benefits in ways which we believe make our products more attractive. Our Medicaid plans provide our members with access to a broad spectrum of medical benefits from all facets of primary care and preventative programs to full hospitalization and tertiary care.
      In addition, our approach to contracting has allowed us to build strong provider networks, which provide our members with access to physicians to whom they may not otherwise have access. Members are required to use our network, except in cases of emergencies, transition of care or when specialty providers are unavailable or inadequate to meet a member’s medical needs, and generally must receive a referral from their primary care physician in order to receive healthcare from a specialist, such as an orthopedic surgeon or neurologist. Members do not pay any premiums, deductibles or co-payments.
      Medicare. Through our Medicare plans, we also cover a wide spectrum of medical services. We provide an enhanced level of services relative to standard fee-for-service Medicare coverage, ranging from reduced out-of-pocket expenses to prescription drug coverage. Through these enhanced benefits, the out-of-pocket expenses incurred by our members are reduced, which allows them to better predict their healthcare costs.
      Most of our Medicare plans require members to pay a co-payment for services provided, and the amount of the co-payment varies by benefit. None of our plans require a deductible for services. Members are required to use our network of providers, except in limited cases such as emergencies, transition of care or when specialty providers are unavailable or inadequate to meet a member’s medical needs, and generally must receive a referral from their primary care physician in order to receive healthcare from a specialist. Also, compared to our Medicaid plans, we have more flexibility in designing benefits packages, and we can charge members a premium for benefits that the Medicare fee-for-service plan does not offer.
      Beginning in 2006, under Medicare Part D, we will also be required to offer prescription drug benefits to our Medicare Advantage members who desire such benefits.
Provider Networks
      We have longstanding, established relationships with our network of providers in each of the markets we currently serve. We arrange for the provision of healthcare services to our members through mutually non-exclusive contracts with independent primary care physicians, specialists, ancillary medical agencies and professionals and hospitals.
      Our network of primary care physicians plays an integral role in managing the healthcare of our members. The relationship between the primary care physician, or PCP, and a member is critical for the member to make the most effective use of managed care. Our PCPs are encouraged to discuss care options with new members during their first visit, and answer questions they may have about managed care, as well as to assist them in understanding the role of the PCP. PCPs include family and general practitioners, pediatricians, internal medicine physicians and OB/GYNs. Specialty care physicians provide medical care to members generally upon referral by the primary care physicians. The following table shows the total approximate number of PCPs, specialists and hospitals participating in our network as of December 31, 2004:

	Florida	New York	Illinois	Indiana	Connecticut	Louisiana	Total

Primary care physicians	2,985	1,958	350	107	851	42	6,293
Specialists	6,300	3,960	3,155	629	2,038	91	16,173
Hospitals	207	72	59	14	22	2	376
      We have also contracted with other ancillary medical providers and professionals for physical therapy, mental health and chemical dependency care, home healthcare, vision care, diagnostic laboratory tests, x-ray examinations, ambulance services and durable medical equipment. Additionally, we have contracted with a national pharmacy benefit manager that provides a local pharmacy network in our markets where pharmacy is a covered benefit. We also offer, using in-house resources, comprehensive management of mental health and substance abuse services.

      We value our relationships with our providers. Our provider relations strategy is focused on being a low hassle partner. Examples of the steps we have taken to implement this strategy include:

•	paying claims promptly;

•	providing web-based access to eligibility information;

•	delivering useful information to our providers, including monthly reports to help providers evaluate their performance and increase their efficiency;

•	reducing restrictions on network physicians in ordering of medical tests and procedures; and

•	sponsoring marketing events designed to increase awareness of our plans and the advantages of managed care, sometimes with the participation of our providers.
      We also consult with members of our provider network to obtain their assistance in designing benefit packages, and we enter into relationships using a range of contract types, including capitated and fee-for-service arrangements. See “Provider Payment Methods.” We believe that our focus on strong provider relationships has helped us to make our health plans more attractive and increase our membership.
      In order to help ensure the quality of our providers, we credential and re-credential our providers using standards that are required in the states in which we operate. We also continuously upgrade and review our networks to help ensure adequacy of coverage and compliance of individual providers with our network and operational standards, and we replace and add providers as appropriate.
      Our contracts with hospitals, independent primary care physicians and specialists are usually for one to two year periods and automatically renew for successive one-year terms. The contracts can generally be cancelled by either party upon a specified prior written notice period, which is typically 60 or 90 days, subject to various conditions. With respect to our hospital contracts, the hospital is paid for all medically necessary inpatient and outpatient services, including emergency services, diagnostic services and therapeutic care provided to members. With the exception of admissions from the emergency room, all inpatient hospital services require precertification from our utilization review staff. All contracted hospitals are required to participate in our utilization review and quality improvement programs.
Provider Payment Methods
      We utilize three primary methods of payment with our network providers: capitation, fee-for-service and risk sharing arrangements, the latter of which we utilize just in our Medicare business. In addition, in order to encourage our PCPs to be proactive in the treatment of our members, we pay a fee-for-service rate in excess of the capitation rate to our PCPs who provide specified preventative health services, such as childhood immunizations, lead screening and well-child check-ups. In New York, PCPs to whom we pay a capitation also receive an additional payment, or bill-above, for supplying us with timely encounter data regarding the nature of members’ Medicaid visits. We use these data to improve the level of preventative healthcare available under our plans, such as vaccinations, immunizations and health screenings for newborn children. These data also help us to monitor the amount and level of medical treatment and improve our compliance with regulatory reporting requirements to ensure our contracted providers are providing high-quality medical care. We periodically review our payment methods as necessary. Factors we generally consider in adjusting payment methods include changes to state Medicaid fee schedules, the competitive environment, current market conditions, anticipated utilization patterns and projected medical benefits expense.
     Medicaid
      Capitation. We pay most of our PCPs a fixed fee per member, which is referred to as capitation. Under this arrangement, the PCP is at risk for all costs related to the services rendered by such physician, with the exception of those preventative health services that are paid in addition to the capitation and subject, in some cases, to stop-loss arrangements. In some instances, certain specialty physicians are also paid on a capitated basis. For the three months ended March 31, 2005 and for the year ended December 31, 2004, 17% and 16%, respectively, of our Medicaid payments to physicians were on a capitated basis.
      Fee-for-Service. We pay our other providers, including most specialists, based upon the service performed, which is referred to as fee-for-service. For the three months ended March 31, 2005 and the year ended December 31, 2004, 83% and 84%, respectively, of our Medicaid payments to providers were on a fee-for-service basis. The primary fee-for-service arrangements are percentage of Medicaid payment and per diem and case rates. These arrangements may also be combined. The following is a description of the principal fee-for-service arrangements we utilize:

•	Percentage of Medicaid fee schedule. We pay providers a specified percentage of the amount Medicaid would pay under the fee-for-service program.

•	Per diem and case rates. Hospital facility costs are generally reimbursed at negotiated per diem or case rates, which vary depending upon the level of care. Lower intensity services are generally paid at a lower rate than high intensity services. For example, services provided on behalf of a newborn baby who in order to gain weight stays in the hospital a few days longer than the mother would typically be paid at a lower rate; whereas a neo-natal intensive care unit stay for a baby born with severe developmental disabilities would be paid at a higher rate.
      A significant percentage of our fee-for-service contracts with providers allow for automatic adjustments in payments based upon changes in government reimbursement rates.

Medicare
      Risk-sharing Arrangements. Within our capitation and fee-for-service arrangements, which accounted for 30% and 70%, respectively, of our Medicare payments to providers for the year ended December 31, 2004 and 23% and 77%, respectively, for the three months ended March 31, 2005, a small number of Medicare providers operate under specialized capitated risk arrangements in order to more efficiently align our interests. Under these arrangements, we establish a risk fund for each provider based on a percentage of premium paid, which is evaluated on an individual or group basis, subject to monitoring and analysis by our actuaries. Based on this analysis, we estimate the amount, if any, due to the provider and establish a liability and pay the applicable provider on a periodic basis, to the extent that the balance exceeds claim payments.

Out-of-Network Providers
      When our members receive services for which we are responsible from a provider with whom we have not contracted, such as in the case of emergency room services from non-contracted hospitals, we generally attempt to negotiate a rate with that provider. In some cases, we may be obligated to pay the full rate billed by the provider. In the case of a Medicare patient who is admitted to a non-contracting hospital, we are only obligated to pay the amount that that hospital would have received from CMS under traditional Medicare.
Sales and Marketing Programs
      Our sales force consists of approximately 536 associates. Our sales force operates throughout all of our regions with the exception of Indiana, where we do not maintain a sales force because Indiana members choose their providers, each of which is associated with a particular Medicaid plan, as opposed to choosing an HMO directly. Our sales associates focus their efforts on individuals and communities, rather than on employer groups. We believe that our targeted sales and marketing efforts are primarily responsible for our rapid membership growth in several of our markets.
      Our sales and marketing programs have been developed on a localized basis with a focus on the communities in which our members reside. We often conduct our sales programs in churches, community centers and in coordination with government agencies. We regularly participate in local events and festivals and organize community health fairs to promote our products and the benefits of preventative care. We also utilize traditional marketing methods such as direct mail, telemarketing, mass media and cooperative advertising with participating medical groups to generate leads. Consistent with our community-focused approach, we employ a culturally diverse sales staff, with more than six languages represented, including Spanish, Russian and Chinese. This allows us to target specific demographic markets, including markets requiring specific language skills and knowledge.
      In addition, we have fee-for-service relationships with third-party brokers and agents to help us promote our Medicare plans in some markets.

      Our marketing and sales activities are heavily regulated by CMS and the states. For example, our sales and marketing materials must be approved in advance by the applicable regulatory authority and our sales activities are limited to such activities as conveying information regarding the benefits of preventative care, describing the operations of managed care plans and providing information about eligibility requirements. The activities of third-party brokers and agents are also heavily regulated by CMS and the states. See “Regulation” for a further description of restrictions on marketing and sales activities.
Quality Improvement
      We continually strive to improve the quality of care provided to our members. We believe that improvement in the delivery of quality care and measurement of the results of quality improvement efforts will be driving factors in the continued growth of managed care.
      Our Quality Improvement Program provides the basis for our quality and utilization management functions and outlines specific, ongoing processes designed to improve the delivery of quality healthcare services to our members, as well as to ensure compliance with regulatory and accreditation standards. Our Quality Improvement Committee is chaired by our President and Chief Executive Officer and includes all senior executive management and other key company associates as members. The Quality Improvement Committee also has a number of subcommittees that are charged with monitoring certain aspects of care and service, such as healthcare utilization, pharmacy services and provider credentialing/recredentialing. Several of our subcommittees include physicians as members.
      Elements of our Quality Improvement Program include the following:

•	evaluation of the effects of particular preventative measures;

•	member satisfaction surveys;

•	grievance and appeals processes for members and providers;

•	orientation visits to, and site audits of, select providers;

•	provider credentialing and recredentialing;

•	ongoing member education programs;

•	ongoing provider education programs;

•	regulatory compliance;

•	health plan accreditation; and

•	medical record audits.
      As part of our Quality Improvement Program, we have implemented changes to our reimbursement methods to reward those providers who encourage preventative care, such as well-child check-ups and prenatal care. In addition, we have specialized systems to support our quality improvement activities. Information is drawn from our systems to identify opportunities to improve care and to track the outcomes of the services provided to achieve those improvements. Some examples of our intervention programs include:

•	a prenatal case management program to help women with high-risk pregnancies deliver full-term, healthy infants;

•	a program to reduce the number of inappropriate emergency room visits;

•	a disease management program to decrease the need for emergency room visits and hospitalizations for asthma, congestive heart failure and diabetes patients; and

•	a wound management program to redirect specialized care to the home setting, resulting in improved patient outcomes and reduced cost of care.
      We believe that these efforts have resulted in improvements in the quality of care our members receive, while reducing our medical costs. As a result of our Quality Improvement Program, we have received accreditation from the Accreditation Association for Ambulatory Health Care, or AAAHC, in the State of Florida which was recently renewed for a three-year term.
Corporate Compliance
      Due to the increasingly complex ethical and legal questions facing all participants in the healthcare industry, we have unified our corporate ethics and compliance policies by implementing a comprehensive corporate ethics and compliance program, called the Trust Program. The Trust Program covers all aspects of our company and is designed to assist us with conducting our business in accordance with applicable federal and state laws and high standards of business ethics. The Trust Program applies to members of our board of directors, our associates including our Chief Executive Officer, Chief Financial Officer and our Principal Accounting Officer or Controller, and in some cases, our business partners and our independent contractors. The Trust Program contains the following elements:

•	written standards of conduct;

•	designation of a corporate compliance officer and compliance committee;

•	training and education;

•	lines for reporting and communication;

•	enforcement of standards through disciplinary guidelines and actions;

•	internal monitoring and auditing; and

•	prompt response to detected offenses and development of corrective action plans.
      We maintain and update training and monitoring programs to educate our directors, associates and independent contractors on the legal and regulatory requirements of their respective duties and positions and to detect possible violations. To help ensure compliance with the Trust Program, we also conduct regular, periodic compliance audits by internal and external auditors and compliance staff who have expertise in federal and state healthcare laws and regulations.
Competition
      In the Medicaid managed care market, our principal competitors for state contracts, members and providers include the following types of organizations:

•	Primary Care Case Management Programs. Programs established by the states through contracts with primary care providers to provide the Medicaid recipient with primary care services, on a non-capitated, non-risk basis, as well as to provide limited oversight over other services.

•	Commercial HMOs. National and regional commercial managed care organizations that have Medicaid members in addition to members in private commercial plans.

•	Medicaid HMOs. Managed care organizations that focus solely on providing healthcare services to Medicaid recipients, typically on a capitated, full-risk basis. Many of these competitors operate in a single or small number of geographic locations. There are a few multi-state Medicaid-only organizations that tend to be larger in size and therefore able to leverage their infrastructure over a larger membership base.
      In the Medicare managed care market, our primary competitors for contracts, members and providers are national and regional commercial managed care organizations that serve Medicare recipients and provider-sponsored organizations. MMA may cause a number of commercial managed care organizations already in our service areas to decide to enter the Medicare market. MMA also creates a new competitive bidding process beginning in 2006 for setting the payment and the beneficiary premium and benefits, without limiting the number of bidders that may provide the benefits.

      We will continue to face varying levels of competition as we expand in our existing service areas or enter new markets. However, the licensing requirements and bidding and contracting procedures in some states present barriers to entry into the Medicaid and Medicare managed care markets.
      We recently received conditional approval from CMS to provide PDP coverage to Medicare beneficiaries. In addition, in June 2005, we submitted bids that include our benefit plan designs and proposed rates for PDPs in all 34 regions established by CMS. If our bids are approved, we expect to begin providing PDP benefits beginning in 2006. In providing these services, we expect to face competition from several national and regional commercial managed care organizations.
      Many of our competitors are large companies that have greater financial, technological and marketing resources than we do. The competition we face in each of our markets is as follows:

•	Florida: Our Medicaid plans collectively have approximately 53% market share in Florida, based on membership. Our plans face competition from approximately 16 competitors statewide, including Amerigroup Corporation, with approximately 21% of the market, and Humana, Inc., with approximately 7% of the market. Our Medicare plan in Florida has an approximately 9% market share, the fourth largest in the state. We compete with 15 other Medicare managed care plans in Florida. These competitors include Humana, Inc., UnitedHealthcare of Florida, Inc. and CarePlus Health Plans, Inc., which collectively have an approximately 63% market share.

•	New York: Our Medicaid plans have approximately 2% market share in New York. Our plans face competition from over 30 competitors in New York, including Health Insurance Plan of Greater New York, Inc. and HealthFirst PHSP, Inc., with a combined market share of approximately 20%, and others such as Centercare, CarePlus Health Plan and United Healthcare Group Incorporated, each with less than 5% of the market.

•	Connecticut: Our Medicaid plans have approximately 10% market share in Connecticut, and face competition from three main competitors: Anthem Blue Cross and Blue Shield, with approximately 41% of the market, HealthNet, Incorporated, with approximately 30% of the market, and Community Health Network of Connecticut, with approximately 29% of the market.

•	Illinois: Our Medicaid plans have approximately 39% market share in Illinois. Our plans face competition from three main competitors: Amerigroup, with approximately 22% of the market, UnitedHealth Group Incorporated, with approximately 16% of the market, and Humana, Inc., with approximately 10% of the market.

•	Indiana: Our Medicaid plans have approximately 17% market share in Indiana, and face competition from two main competitors: Centene Corporation, with approximately 43% of the market, and MDwise, Inc., with approximately 34% of the market.

•	Louisiana: We began operations as a Medicare managed care plan in three Baton Rouge metro area parishes in September 2004 and face competition principally from Humana, Inc. and Tenet Healthcare Corporation, each with approximately 47% of the market.

•	Georgia: We recently became licensed to offer Medicaid services to beneficiaries in Georgia and have submitted applications to provide Medicaid services in the state. We also recently became licensed to offer Medicare services to beneficiaries in Georgia and received approval from CMS to provide Medicare services in certain counties in the state. In Georgia, we expect to face competition from several Medicare competitors, including Kaiser, with approximately 70% of the market, and Humana, Inc., with approximately 21% of the market. In addition, if we are approved to provide Medicaid services in Georgia, we expect that the Medicaid market will be highly competitive.
      We compete with other managed care organizations for public-sector healthcare program contracts, members and providers. States and the federal government generally use either a competitive bidding process or award individual contracts to any applicant that can demonstrate that it meets the government’s requirements. To select a winning bid or award a contract, state governments and the federal government consider many factors, including the plan’s provider network, quality and utilization management processes, responsiveness to member complaints and grievances, timeliness of claims payment and financial resources.
      People who wish to enroll in a managed care plan or change plans typically choose a plan based on a specific provider being part of the network, the quality of care and service offered, ease of access to services and the availability of supplemental benefits. In addition, beginning in 2006, a new regional Medicare Preferred Provider Organization, or Medicare PPO, program will be implemented pursuant to MMA. Medicare PPOs would allow their members more flexibility to select physicians than the current Medicare Advantage plans, such as HMOs, which often require members to coordinate with a primary care physician. Regional Medicare PPO plans will compete with local Medicare Advantage HMO plans, including the plans we offer. We are currently evaluating the effects of MMA and the implications for our business.
Regulation
      Our healthcare operations are regulated by both state and federal government agencies. Regulation of managed care products and healthcare services is an evolving area of law that varies from jurisdiction to jurisdiction. Regulatory agencies generally have discretion to issue regulations and interpret and enforce laws and rules. Changes in applicable laws and rules occur frequently.
      In order to operate a health plan, we must apply for and obtain a certificate of authority or license from each state in which we intend to operate. However, starting in 2006, CMS has proposed that regional Medicare Advantage plans that operate in more than one state may apply for a waiver so that the plan will initially only need a license from one state within a region, provided, however, that each such plan has demonstrated to the satisfaction of the Secretary of Health and Human Services that it has filed the necessary applications to meet the requirements of such other states in the region. Our health plans are licensed to operate as health maintenance organizations in Florida, New York, Illinois, Indiana, Connecticut, Louisiana and we hold a limited HMO license in Georgia. As health maintenance organizations in those jurisdictions, we are regulated by both the state insurance departments and another state agency with responsibility for oversight of health maintenance organizations. The licensing requirements are the same for us as they are for commercial managed healthcare organizations. We generally must demonstrate to the state, among other things, that:

•	we have an adequate provider network;

•	our quality and utilization management processes comply with state requirements;

•	we have procedures in place for responding to member and provider complaints and grievances;

•	our systems are capable of processing providers’ claims in a timely fashion and for collecting and analyzing the information needed to manage our business; and

•	we have the financial resources necessary to pay our anticipated medical care expenses and the infrastructure needed to account for our costs.
      Each of our health plans is required to report quarterly, if not monthly, on its performance to the appropriate regulatory agency in the state in which the health plan is licensed. Each plan also undergoes periodic examinations and reviews by the applicable state. The plans generally must obtain approval from the state before declaring dividends in excess of certain thresholds and prior to entering into certain transactions between the plan and a related party. Each plan must maintain a net worth in an amount determined by statute or regulation and we may only invest in types of investments approved by the state. In addition, any acquisition of a health plan must also be approved by the state in which the plan is domiciled.
      In addition, our Medicaid and SCHIP activities are regulated by each state’s department of health services or equivalent agency, and our Medicare activities are regulated by CMS. These agencies typically require demonstration of the same capabilities mentioned above and perform periodic audits of performance, usually annually.

Medicaid
      Medicaid was established under the U.S. Social Security Act of 1965 to provide medical assistance to low income and disabled citizens. It is state-operated and implemented, although it is funded by both the state and federal governments. Our contracts with the state Medicaid programs place additional requirements on us. Within broad guidelines established by the federal government, each state:

•	establishes its own eligibility standards;

•	determines the type, amount, duration and scope of services;

•	sets the rate of payment for services; and

•	administers its own program.
      Some states, such as those in which we operate, award contracts to applicants that can demonstrate that they meet the state’s requirements. Other states engage in a competitive bidding process for all or certain programs. We must demonstrate to the satisfaction of the state Medicaid program that we are able to meet the state’s operational and financial requirements. These requirements are in addition to those required for a license and are targeted to the specific needs of the Medicaid population. For example:

•	we must measure provider access and availability in terms of the time needed to reach the doctor’s office using public transportation;

•	our quality improvement programs must emphasize member education and outreach and include measures designed to promote utilization of preventative services;

•	we must have linkages with schools, city or county health departments, and other community-based providers of healthcare, in order to demonstrate our ability to coordinate all of the sources from which our members may receive care;

•	we must have the capability to meet the needs of the disabled and others with “special needs”;

•	our providers and member service representatives must be able to communicate with members who do not speak English or who are deaf; and

•	our member handbook, newsletters and other communications must be written at the prescribed reading level and must be available in languages other than English.
      In addition, we must demonstrate that we have the systems required to process enrollment information, to report on care and services provided and to process claims for payment in a timely fashion. We must also have adequate financial resources needed to protect the state, our providers and our members against the risk of our insolvency.
      Once awarded, our government contracts generally have terms of one to two years, with renewal options at the discretion of the states. In addition to the operating requirements listed above, the contracts with the states and regulatory provisions applicable to us generally set forth in great detail provisions relating to subcontractors, marketing, safeguarding of member information, fraud and abuse reporting and grievance procedures.
      Our health plans are subject to periodic financial and informational reporting and comprehensive quality assurance evaluations. We submit periodic utilization reports and other information to the state or county Medicaid program of our operations.

Medicare
      Medicare is a federal program that provides eligible persons age 65 and over and some disabled persons a variety of hospital and medical insurance benefits. Medicare beneficiaries have the option to enroll in a Medicare Advantage plan as an HMO benefit in areas where such a plan is offered. Under Medicare Advantage, managed care plans contract with CMS to provide comparable Medicare benefits as a traditional fee-for-service Medicare in exchange for a fixed monthly payment per member that varies based on the county in which a member resides.
      On December 8, 2003, President Bush signed the MMA, which made numerous changes to the Medicare program, including expanding the Medicare program to include a prescription drug benefit beginning in 2006, a transitional drug discount card that as of June 2004 enables Medicare beneficiaries to obtain discounts on drugs prior to receiving drug coverage in 2006, and expanding the Medicare+Choice program and renaming it “Medicare Advantage.” Medicare Advantage plans are eligible to sponsor the drug discount card and transitional assistance program as well as the new prescription drug plan. CMS, however, may limit the number of prescription drug plan sponsors and endorsed drug card sponsors that are selected in a particular area. We offer an approved drug discount card in certain markets.
      Under the MMA, commencing in 2006, a new voluntary prescription drug benefit will be available under Medicare. Medicare beneficiaries who elect to participate will pay a monthly premium for this Medicare Part D outpatient drug benefit, which will be offered through private prescription drug plans. This drug benefit is subject to certain beneficiary cost sharing. Under the standard drug coverage, for 2006, the cost sharing is a $250 deductible, 25% coinsurance for annual drug costs reimbursed by Medicare for the next $2,000 in drug expenses, and no reimbursement for drug costs above $2,250, until the beneficiary has paid $3,600 out-of-pocket. After that, MMA provides catastrophic stop loss coverage for annual incurred drug costs in excess of $3,600 for that year, subject to nominal cost-sharing. Plans are not required to mirror these limits; instead, drug plans are required to provide coverage that is at least actuarially equivalent to the standard drug coverage delineated in the MMA. These numbers will be adjusted on an annual basis. The MMA provides subsidies and the reduction or elimination of cost sharing for certain low-income beneficiaries, including dual-eligible individuals who receive benefits under both Medicare and Medicaid. The Medicare Part D drug benefit will be offered by new regional prescription drug plans and by Medicare Advantage plans. Medicare Advantage organizations must offer at least one plan with the new drug benefit in every region in which they operate. In addition, Medicare Advantage organizations may bid to offer a stand-alone prescription drug plan that beneficiaries who have fee for service Medicare may elect.
      The MMA also revises payment methodologies for Medicare Advantage organizations beginning in 2004, and in 2006 the MMA expands the Medicare Advantage program to include, in addition to the traditional HMO and fee-for-service plans established by county, new regional PPO plans which will provide out-of-network benefits in addition to in-network benefits. The Secretary of Health and Human Services, or HHS, created 26 regions. The MMA creates a new competitive bidding process beginning in 2006 for both the local HMO plan and the new regional plan for setting the payment to the Medicare Advantage plan and the beneficiary premium and benefits. The bidding process does not limit the number of plans that may participate in the Medicare Advantage program.
      In addition, the MMA created the drug discount card and transitional assistance program as an interim program until the new Medicare Part D prescription drug benefit goes into effect January 1, 2006. The voluntary drug discount card program enables Medicare beneficiaries to pay a fixed fee to access discounts on drugs. Certain low income beneficiaries may enroll in the transitional assistance program and receive a subsidy of up to $600 per year for certain covered drugs that are purchased using the drug discount card. A Medicare Advantage plan may apply to be an endorsed sponsor of the drug card as a stand alone product or may apply to offer the drug discount card exclusively to its enrollees. The drug discount card program went into effect in June 2004 and sponsors may continue to enroll eligible individuals through December 31, 2005. In 2006, endorsed card sponsors must honor the drug card until the end of a transition period which runs until the date of the individual’s enrollment in a new drug benefit or the end of the drug benefit enrollment period.
      The MMA shifts coverage responsibility for the drug benefit for dual-eligible individuals. Starting January 1, 2006, dual-eligibles will receive their drug coverage from the Medicare program and not the Medicaid program.

SCHIP Programs
      The State Children’s Health Insurance Program, or SCHIP, is a federal and state matching program designed to help states expand health insurance to children whose families earn too much to qualify for traditional Medicaid, yet not enough to afford private health insurance. States have the option of administering SCHIP through their existing Medicaid programs, creating separate programs or combining both strategies. The SCHIP programs in Florida, New York, Illinois, Indiana and Connecticut are administered by the same agency that administers the state’s Medicaid program. Currently, all 50 states, the District of Columbia and all U.S. territories have approved SCHIP plans, and many states continue to submit plan amendments to further expand coverage under SCHIP.

HIPAA
      In 1996, Congress enacted the Health Insurance Portability and Accountability Act of 1996, and thereafter, the Secretary of Health and Human Services issued regulations implementing HIPAA. HIPAA is intended to improve the portability and continuity of health insurance coverage and simplify the administration of health insurance claims and related transactions. All health plans, including ours, are subject to HIPAA. HIPAA generally requires health plans to:

•	protect the privacy and security of patient health information through the implementation of appropriate administrative, technical and physical safeguards; and

•	establish the capability to receive and transmit electronically certain administrative healthcare transactions, such as claims payments, in a standardized format.
      We believe we have met the HIPAA deadlines for the adoption and implementation of appropriate policies and procedures for privacy and transactions and code sets, and we are implementing security policies and procedures to achieve compliance with the security standards. However, given HIPAA’s complexity, the recent effectiveness of several final regulations, and the possibility that the regulations may change and may be subject to changing and perhaps conflicting interpretation, our ongoing ability to comply with the HIPAA requirements is uncertain.

Fraud and Abuse Laws
      Federal and state governments have made a priority of investigating and prosecuting healthcare fraud and abuse. Fraud and abuse prohibitions encompass a wide range of operating activities, including kickbacks or other inducements for referral of members or for the coverage of products (such as prescription drugs) by a health plan, billing for unnecessary medical services, improper marketing and violation of patient privacy rights. Companies involved in public healthcare programs such as Medicaid and Medicare are often the subject of fraud and abuse investigations. The regulations and contractual requirements applicable to participants in these public-sector programs are complex and subject to change. Although we believe that we have structured our compliance program with care in an effort to meet all statutory and regulatory requirements, ongoing vigorous law enforcement and the highly technical regulatory scheme mean that our compliance efforts in this area will continue to require significant resources.

Required Statutory Capital
      By law, regulation and government policy, our HMO subsidiaries, which we refer to as our regulated subsidiaries, are required to maintain minimum levels of statutory net worth. The minimum statutory net worth requirements differ by state and are generally based on a percentage of annualized premium revenue, a percentage of annualized healthcare costs or risk-based capital, or RBC, requirements. The RBC requirements are based on guidelines established by the National Association of Insurance Commissioners, or NAIC, and are administered by the states. Currently, our Illinois, Indiana, Connecticut, Louisiana and Georgia operations are subject to RBC requirements. If adopted, the RBC requirements may be modified as each state legislature deems appropriate for that state. The RBC formula, based on asset risk, underwriting risk, credit risk, business risk and other factors, generates the authorized control level, or ACL, which represents the amount of net worth believed to be required to support the regulated entity’s business. For states in which the RBC requirements have been adopted, the regulated entity typically must maintain a minimum of the greater of the required ACL or the minimum statutory net worth requirement calculated pursuant to pre-RBC guidelines. In addition to the foregoing requirements, our regulated subsidiaries are subject to restrictions on their ability to make dividend payments, loans and other transfers of cash.
      The statutory framework for our regulated subsidiaries’ statutory net worth requirements may change over time. For instance, RBC requirements may be adopted by the states in which we operate. These subsidiaries are also subject to their state regulators’ overall oversight powers. For example, New York regulators have proposed a 150% increase in reserve requirements over an eight-year period, to which our New York business would be subject. Those regulators could require our subsidiaries to maintain minimum levels of statutory net worth in excess of the amount required under the applicable state laws if the regulators determine that maintaining such additional statutory net worth is in the best interest of our members. In addition, as we expand our plan offerings in new states or pursue new business opportunities, such as Medicare Part D program, we may be required to make additional statutory capital contributions.

Marketing
      The marketing activities of Medicare managed care plans are strictly regulated by CMS. CMS must approve all marketing materials before they can be used unless a plan uses standard marketing materials that have already been approved by CMS. Federal law precludes states from imposing additional marketing restrictions on Medicare managed care plans. However, states remain free to regulate, and typically do regulate, the marketing activities of plans that enroll Medicaid and commercial beneficiaries.
      Likewise, our Medicaid marketing efforts are highly regulated by the states in which we operate, each of which imposes different requirements and restrictions on Medicaid marketing. In general, the states in which we operate can impose a variety of sanctions for marketing violations, or for alleged violations, including fines, a suspension of marketing and/or a suspension of new enrollment. For example, the State of Connecticut recently imposed a prohibition of marketing on our Connecticut plan as the result of allegedly having engaged in a repeated practice of marketing violations. The state has since lifted the marketing prohibition after imposing a monetary fine and reviewing our corrective action plan. We are currently revising the corrective action plan to accommodate certain comments received by the state, and we have been asked to suspend the use of certain practices while the revised corrective action plan is being reviewed.
Technology
      A foundation of our approach to managed care is the accurate and timely capture, processing and analysis of critical data. Focusing on data is essential to our being able to operate our business in a cost effective manner. Data processing and data-driven decision making are key components of both administrative efficiency and medical cost management. We have successfully developed a system that enables our management team to better assess and control medical costs. Our system gathers information from our centralized computer-based information system, Perot Systems’ Diamond 950 software, an enterprise software solution designed to be scalable to accommodate growth. This system supports our core transaction processing functions and is designed to be scalable to accommodate internal growth and growth from acquisitions. Its integrated database architecture helps to assure that consistent sources of claim and member information are provided across all of our health plans. We use our information system for premium billing, claims processing, utilization management, reporting, medical cost trending, planning and analysis. The system also supports member and provider service functions, including enrollment, member eligibility verification, primary care and specialist physician roster access, claims status inquiries, and referrals and authorizations. We migrated Harmony, which we acquired in June 2004, from its prior claims processing software to the Diamond 950 system in January 2005.
      We are in the process of implementing a comprehensive disaster recovery and business continuity plan. We have contracted with SunGard Recovery Services LP to provide disaster recovery services, and recently implemented the disaster recovery and emergency mode operations systems. We expect that our business continuity plan will be completed in 2005.
Customers
      We currently provide Medicaid plans under 18 separate contracts including 11 contracts in New York, three contracts in Florida, two contracts in Connecticut, and one contract with each of the other states in which we offer Medicaid plans. Our 2004 premium revenues from our New York Medicaid contracts, on an aggregate basis, and our Florida Medicaid contracts, taken together, represented approximately 9% and 55%, respectively, of our total premium revenues. However, other than Florida, we did not receive in excess of 10% of our total 2004 premium revenues under any of our New York or other state contracts when taken individually. Similarly, we offer Medicare plans under separate contracts with CMS for each of the states in which we offer such plans. Our 2004 premium revenues from all of our CMS contracts, on an aggregate basis, represented 24% of our total 2004 premium revenues. Other than Florida, we did not receive in excess of 10% of our total 2004 premium revenues under any state CMS contracts when taken individually.
Employees
      As of March 31, 2005, we had approximately 1,871 full-time associates. Our associates are not represented by any collective bargaining agreement, and we have never experienced a work stoppage. We believe we have good relations with our associates.
Facilities
      Our principal administrative, sales and marketing facilities are located at our headquarters in Tampa, Florida. We currently occupy approximately 179,000 square feet of office space in the Tampa facility for a term that is scheduled to expire in 2011. We also lease office space for our health plans in a number of locations in Florida, New York, Illinois, Indiana, Connecticut and Louisiana. We believe these facilities are suitable and provide the appropriate level of capacity for our current operations.
Legal Proceedings
      We are involved in legal actions in the normal course of business, some of which seek monetary damages, including claims for punitive damages, which are not covered by insurance. These actions, when finally concluded and determined, will not, in our opinion, have a material adverse effect on our financial position, results of operations or cash flows.
      We believe that we have obtained adequate insurance or rights to indemnification or, where appropriate, have established adequate reserves in connection with these legal proceedings.

MANAGEMENT
      Our directors, executive officers and other management associates and their respective ages and positions as of May 31, 2005 are as follows:

Name	Age	Position

Executive Officers and Directors:
Todd S. Farha	37	President and Chief Executive Officer, Director
Paul L. Behrens	43	Senior Vice President and Chief Financial Officer
Thaddeus Bereday	40	Senior Vice President and General Counsel
David W. Erickson	50	Senior Vice President and Chief Information Officer
Ace M. Hodgin, M.D.	49	Senior Vice President and Chief Medical Officer
Heath G. Schiesser	37	Senior Vice President, Marketing & Sales
Imtiaz (“MT”) H. Sattaur	42	President, Florida
Regina E. Herzlinger	61	Director
Kevin F. Hickey	53	Director
Alif A. Hourani	52	Director
Glen R. Johnson, M.D.	62	Director
Ruben Jose King-Shaw, Jr.	43	Director
Christian P. Michalik	36	Director
Neal Moszkowski	39	Chairman of the Board of Directors
Jane M. Swift	40	Director
Executive Officers
      Todd S. Farha has served as our President and Chief Executive Officer and as a member of our board of directors since May 2002. From January 2000 to June 2001, Mr. Farha served as Chief Executive Officer of Best Doctors, Inc., a provider of information and referral services for patients suffering from critical illnesses. In addition, from 1999 to 2004, Mr. Farha served as President and Chief Executive Officer of a company he founded, Medical Technology Management LLC, a provider of shared medical equipment and services for physicians and hospitals. From August 1995 to November 1998, Mr. Farha served as Chief Executive Officer of Oxford Specialty Management, a subsidiary of Oxford Health Plans, Inc., a health care company, focusing on the management of acute clinical conditions in six specialty areas. In 1995, Mr. Farha served in the Office of the Chief Executive Officer of Oxford Health Plans. Prior to that, from 1990 to 1993, he held various positions with Physician Corporation of America, a Florida-based health plan focused on Medicaid recipients. Mr. Farha received his undergraduate degree from Trinity University and a masters of business administration from Harvard Business School. Mr. Farha is a cousin of Mr. Hourani.
      Paul L. Behrens has served as our Senior Vice President and Chief Financial Officer since September 2003. Prior to that, Mr. Behrens was a partner in the insurance practice of Ernst & Young LLP, which he joined in 1983. Mr. Behrens received his undergraduate degree from Dana College. Mr. Behrens is a certified public accountant.
      Thaddeus Bereday has served as our Senior Vice President and General Counsel since November 2002. Mr. Bereday was a partner at Brobeck, Phleger & Harrison, LLP, and from 2000 to 2001, he was a partner at Morgan, Lewis & Bockius, LLP. From 1998 to 1999, Mr. Bereday served as Vice President and General Counsel of SmarTalk TeleServices, Inc., a publicly-traded telecommunications company, and as its President and Acting General Counsel from 1999 to 2000, after the company filed for Chapter 11 bankruptcy protection. Mr. Bereday received his undergraduate degree from Brown University and a juris doctor, magna cum laude, from Case Western Reserve University School of Law.
      David W. Erickson has served as our Senior Vice President and Chief Information Officer since February 2005. Prior thereto, Mr. Erickson served as Vice President, Information Services and Chief Information Officer for Molina Healthcare, Inc., a health care company, since June 1999, where he had responsibility for corporate Information Technology, Claims and Administrative services. From April 1997 until June 1999,
Mr. Erickson served as the Vice President and Chief Information Officer, Western Region for UnitedHealthcare.
Prior to that, Mr. Erickson worked for the IBM Corporation for twenty years where his last position was executive-in-charge of the IBM Global Services outsourcing contract serving Boeing’s west coast divisions. Mr. Erickson received his Bachelors of Science degree in Social Science from the State University of New York.
      Ace M. Hodgin, M.D. has served as our Senior Vice President and Chief Medical Officer since July 2004. From June 2003 to July 2004, Dr. Hodgin served as the Medical Director for HealthCare Partners, a New York based managed care provider. From October 1994 to January 2002, Dr. Hodgin served in several different capacities with PacifiCare Health Systems, Inc., including President and Chief Executive Officer of PacifiCare of Arizona, Regional Vice President, Desert Region and Senior Vice President, PPO Product. From 1991 to 1994, Dr. Hodgin served as the Director of Medical Examination and Associate Dean for Clinical Education at the Summa Health System, Northeastern Ohio Universities College of Medicine. Prior to that, he served as the Medical Services Administrator for the Maricopa Medical Center from 1985 to 1991 and as a Staff Physician for CIGNA Healthplan of Arizona from 1984 to 1985. Dr. Hodgin was appointed to serve on the Arizona Governor’s Advisory Council on Quality from 1997 to 2001 and served on the Arizona Select Task Force on Managed Care Reform in 1999. Dr. Hodgin received his undergraduate degree and his doctorate from the University of Arizona. He has also received a Masters in Health Administration from the University of Colorado.
      Heath G. Schiesser has served as our Senior Vice President, Marketing & Sales since July 2002. Prior to that, from May 2002 to July 2002, Mr. Schiesser was a consultant to us. For part of 2001, Mr. Schiesser served as Vice President of the Emerging Business Group at Enron Corporation. In 2000 and 2001, Mr. Schiesser served as a Managing Director at Idealab, an investment firm that developed and funded seed-stage businesses. During 2000, he led the turnaround and sale of an Idealab portfolio company, iExchange, as President and Chief Executive Officer. From 1998 to 1999, he co-founded and served as the Vice-President of Business Development for YourPharmacy.com, which was sold in October 1999. From 1993 to 1998, Mr. Schiesser worked at McKinsey & Company, an international management consulting firm. Mr. Schiesser received his undergraduate degree from Trinity University and a masters of business administration from Harvard Business School.
      Imtiaz (“MT”) H. Sattaur has served as the President of our Florida business since April 2004 and as Senior Vice President, National Medicare Programs from January 2004 to April 2004. From October 2002 to December 2003, Mr. Sattaur served as President and Chief Executive Officer of Amerigroup Florida, Inc., a Medicaid health care company. From April 1999 to September 2002, Mr. Sattaur served as Vice President and Chief Operating Officer of Affinity Health Plan in New York. Mr. Sattaur has over 20 years experience in the health and managed care industry. Mr. Sattaur received his undergraduate degree from Florida International University.
Non-Employee Directors
      Regina E. Herzlinger has been a member of our board of directors since August 2003. Dr. Herzlinger is the Nancy R. McPherson Professor of Business Administration at the Harvard Business School and has been teaching at Harvard since 1971. She is a member of the board of directors of Zimmer Holdings, Inc. Dr. Herzlinger received her undergraduate degree from Massachusetts Institute of Technology and her doctorate from Harvard Business School.
      Kevin F. Hickey has been a member of our board of directors since November 2002. From October 1998 until January 2005, Mr. Hickey served as the Chairman and Chief Executive Officer of IntelliClaim, Inc., a privately-held application service provider that provides insurance payors with capabilities for enhancing claim processing efficiency and productivity. From September 1997 until August 1998, Mr. Hickey was Executive Vice President of Operations and Technology for Oxford Health Plans, Inc. Mr. Hickey has also served as a director of the American Association of Preferred Provider Organizations from 1999 until 2002; a director of First Health/ HealtheSolutions, a privately-held company, since 1982; a director of Benefit Management

Group, a privately-held company, since 1997; a director of Healthaxis Inc., a technology and business process services firm for the health benefits industry, since 2001; and a director of HealthMarket, Inc., a consumer directed health plan, from 2002 until 2004. Mr. Hickey received his undergraduate degree from Harvard University, a masters in health services administration from the University of Michigan and a juris doctor from Loyola College of Law.
      Alif A. Hourani has been a member of our board of directors since August 2003. Since 1997, Mr. Hourani has served as Chairman and Chief Executive Officer of Pulse Systems, Inc., a practice management and clinical records software company. From 1987 to 1997, Mr. Hourani held various positions, including Chief Executive Officer of Physician Corporation of America/ Data Systems, Senior Vice President of Management Information Systems of Physician Corporation of America, and Manager of Computer Engineering at the Wolf Creek Nuclear Operating Corporation. Mr. Hourani received his undergraduate degree from the University of Lyon and his masters of science degree and doctorate degrees from the University of Strasbourg. Mr. Hourani is a cousin of Mr. Farha.
      Glen R. Johnson, M.D. has been a member of our board of directors since February 2004. Since May 1998, Dr. Johnson has served as President and Chief Executive Officer of Community Health Choice, Inc., a managed health care organization that provides healthcare services to Medicaid members in the Houston, Texas area. Since March 2003, Dr. Johnson has also served as an expert consultant to the Texas State Board of Medical Examiners, and since 1999 he has been a clinical associate professor in the Department of Family Medicine at Baylor College of Medicine in Houston. From 1990 to October 1997, Dr. Johnson served as Senior Vice President for Medical Affairs and as Corporate Chief Medical Officer of Physician Corporation of America. Dr. Johnson is a delegate of the American Academy of Family Physicians to the American Medical Association and is the former Vice President of The American Academy of Family Physicians. Dr. Johnson received his undergraduate degree and his doctorate from Howard University, and is a certified physician executive.
      Ruben Jose King-Shaw, Jr. has been a member of our board of directors since August 2003. Since September 2004, Mr. King-Shaw has been a partner in Pine Creek Healthcare Capital, LLC, a provider of science- and evidence-based services and information to the pharmaceutical and life sciences industries. Mr. King-Shaw served as Senior Advisor to the Secretary of the Department of the Treasury from January 2003 to June 2003. From July 2001 to April 2003, Mr. King-Shaw served as Chief Operating Officer and Deputy Administrator of the federal government’s Centers for Medicare & Medicaid Services. Prior to that, from January 1999 to July 2001, he served as Secretary of the Agency for Health Care Administration of the State of Florida. Mr. King-Shaw received his undergraduate degree from Cornell University and a masters of business administration from Florida International University.
      Christian P. Michalik has been a member of our board of directors since May 2002. Since July 2004, Mr. Michalik has served as Managing Director of Kinderhook Industries, a private equity investment firm, and prior to that was a partner in Soros Private Equity Partners LLC, the private equity investment business of Soros Fund Management LLC, from January 1999 through December 2003. From 1997 to 1998, Mr. Michalik was an investment manager with Capital Resource Partners, a private equity investment firm. From 1995 to 1996, Mr. Michalik was an associate at Colony Capital, a real estate investment firm. Mr. Michalik currently serves as a director of Notification Technologies, Inc., a provider of school-to-parent communications for emergency, attendance and community outreach, and NACT Telecommunications, a provider of fully integrated advanced telecommunications applications, switching gateways and billing systems. Mr. Michalik received his undergraduate degree from Yale University and his masters of business administration from Harvard Business School.
      Neal Moszkowski has been the Chairman of our board of directors since May 2002. Since April 2005, Mr. Moszkowski has been a Co-Chief Executive Officer of TowerBrook Capital Partners, LP, a private equity investment company. Prior to joining TowerBrook, Mr. Moszkowski was Managing Director and Co-Head of Soros Private Equity, the private equity investment business of Soros Fund Management LLC, where he served since August 1998. From August 1993 to August 1998, Mr. Moszkowski worked for Goldman, Sachs & Co. and affiliates, where he served as a Vice President and an Executive Director in the Principal Investment

Area. Mr. Moszkowski currently serves as a director of Bluefly, Inc., an online discount apparel retailer, Day International Group, Inc., a producer and distributor of precision-engineered products and JetBlue Airways Corporation, a passenger airline. Mr. Moszkowski received his undergraduate degree from Amherst College and his masters of business administration from the Graduate School of Business of Stanford University.
      Jane M. Swift has been a member of our board of directors since November 2004. Since May 2003, Ms. Swift has been a General Partner of Arcadia Partners, a venture capital firm focused exclusively on the for-profit education and training industry. From April 2001 until January 2003, Ms. Swift served as the Governor of Massachusetts. Prior thereto, she served as the Lieutenant Governor of Massachusetts from January 1999 until April 2001. Ms. Swift is a member of the Board of Directors of both Teachscape and the Brigham and Women’s Hospital.
Terms of Office
      At present, all directors are elected and serve until a successor is duly elected and qualified or until his or her earlier death, resignation or removal. Our executive officers are elected by, and serve until dismissed by, the board of directors.
      Our board is divided into three classes, which are required to be as nearly equal in number as possible, with each director serving a three-year term and one class being elected at each year’s annual meeting of stockholders. Messrs. King-Shaw and Michalik and Dr. Johnson are in the class of directors whose term expires at the 2006 annual meeting of our stockholders. Messrs. Hourani and Moszkowski and Ms. Swift are in the class of directors whose term expires at the 2007 annual meeting of our stockholders. Messrs. Farha and Hickey and Dr. Herzlinger are in the class of directors whose term expires at the 2008 annual meeting of our stockholders. At each annual meeting of our stockholders, successors to the class of directors whose term expires at such meeting will be elected to serve for three-year terms or until their respective successors are elected and qualified.
Board Committees
      The audit committee of the board of directors makes recommendations concerning the engagement of independent public accountants. The audit committee charter mandates that the audit committee approve all audit, audit-related, tax and other services conducted by our independent accountants. In addition, the committee reviews the plans, results and fees of the audit engagement with our independent public accountants, and any independence issues with our independent public accountants. The audit committee also reviews the adequacy of our internal accounting controls. The current members of the audit committee are Mr. Michalik, Dr. Herzlinger and Ms. Swift.
      The compensation committee of the board of directors determines compensation for our executive officers and administers our equity plans. The compensation committee currently consists of Messrs. Hickey, Hourani and Moszkowski.
      The nominating and corporate governance committee of the board of directors nominates candidates for election to the board of directors and oversees corporate governance processes. The nominating and corporate governance committee currently consists of Messrs. Hourani, Michalik and Moszkowski.
Compensation Committee Interlocks and Insider Participation
      No member of the compensation committee serves as a member of the board of directors or compensation committee of any other entity that has one or more executive officers serving as a member of our board of directors or compensation committee.
Director Compensation
      Meeting Fees and Annual Retainers. With the exception of Mr. Moszkowski, we pay each non-employee member of our board an annual director’s fee of $25,000 for attending meetings of the board of directors and committee meetings. Mr. Moszkowski does not receive an annual retainer nor is he paid for his attendance at board or committee meetings. Mr. Farha does not receive any additional compensation for his service as a member of the board of directors.
      Stock Options. Upon the closing of the initial public offering in July 2004, we granted to each non-employee member of our board, other than Mr. Moszkowski, an option to purchase 5,000 shares (or, in the case of Dr. Herzlinger, 10,000 shares) of our common stock, vesting over a four-year period, at a per share exercise price of $17.00. Upon Ms. Swift’s appointment to the board in November 2004, we granted Ms. Swift an option to purchase 25,000 shares of our common stock, vesting over a four-year period, at a per share exercise price of $23.50. Upon Dr. Johnson’s appointment to the board in February 2004, Dr. Johnson purchased 8,989 shares of restricted stock and was awarded options to acquire 40,657 shares of our common stock, vesting over a four year period at a per share exercise price of $8.33. All of these option grants to directors have ten-year terms. We may, in our discretion, grant additional stock options and other equity awards to our directors from time to time. Our directors do not receive regular awards of stock options under a plan or otherwise.
      Perquisites and Other Benefits. We also pay all reasonable expenses incurred by directors for attending meetings, pay for certain director continuing education programs and related expenses and maintain directors and officers liability insurance. We do not provide a retirement plan or other perquisites for our directors.
      Consulting Agreement with Mr. King-Shaw. In November 2003, we entered into a consulting agreement with Mr. King-Shaw, one of our directors, pursuant to which Mr. King-Shaw oversees governmental and regulatory issues for us, including current and proposed federal and state legislation and federal and state government affairs activities. The term of this agreement is one year, but shall automatically renew for successive one-year periods unless either party notifies the other of its intent not to renew. The agreement can be terminated by the company at any time for any reason. Under this agreement, we pay Mr. King-Shaw a per diem rate or, in some cases, an hourly rate, plus travel and related expenses. At the discretion of our chief executive officer, Mr. King-Shaw is eligible for one or more discretionary performance bonuses during the term of the agreement. In 2004, we paid $35,000 to Mr. King-Shaw under this agreement. In addition, in May 2004, in consideration of services rendered under this consulting agreement, we awarded Mr. King-Shaw options to acquire 8,131 shares of our common stock at an exercise price of $6.47. These options expire on May 12, 2014, and originally vested as to 20.833% of the shares subject thereto upon the date of grant, and as to 4.167% of the shares subject thereto upon the end of each full calendar month following the grant date. In November 2004, our board of directors determined to accelerate the vesting of these options in full.

Executive Compensation
      The following summary compensation table sets forth the 2004 and 2003 cash compensation and certain other components of the compensation of Todd S. Farha, our president and chief executive officer, and the four most highly compensated executive officers who were serving as such at the end of 2004.

	Annual Compensation				Long-Term Compensation

							Securities
				Other Annual			Underlying	All Other
				Compensation	Restricted Stock		Options/	Compensation
Name and Principal Position	Year	Salary($)(1)	Bonus($)(2)	($)(3)	Awards($)		SARs(#)	($)(4)

Todd S. Farha	2004	$311,538	$718,920	$102,802	$475,680	(5)	81,315	$9,680
President and Chief	2003	300,000	600,000	65,427	—	(6)	—	554
Executive Officer
Paul L. Behrens	2004	285,577	182,838	1,719	71,352	(5)	8,131	12,593
Senior Vice President	2003	68,750	260,000	19,286	1,116,612	(8)	—	—
and Chief Financial Officer(7)
Imtiaz (“MT”) Sattaur	2004	259,615	329,053	—	173,623	(5)	137,578	7,928
President, Florida(9)	2003	—	—	—	—		—	—
Heath Schiesser	2004	259,615	182,838	—	71,352	(5)	8,131	9,232
Senior Vice President,	2003	250,000	210,000	60,808	5,639	(10)	—	2,400
Marketing & Sales
Rupesh Shah	2004	285,577	182,838	12,462	71,352	(5)	66,263	9,078
Senior Vice President,	2003	275,000	135,000	3,969	—		130,104	—
Market Expansion(11)

(1)	Represents total salary earned by the executive officer during 2004 and includes amounts of compensation deferred by the named officers under our 401(k) savings plan. The amounts set forth in the table for 2004 are higher than annual base salaries as a result of an extra bi-weekly pay period in 2004.
(2)	The bonus payments include annual cash bonuses, signing bonuses and bonuses in the form of vested restricted stock. The annual cash bonuses and the grants of restricted stock in March 2005 represent payments earned for service in the year prior to the year of payment. The bonuses paid to each of the executive officers named in the Summary Compensation Table are as follows:

				Value of Vested
Name	Year	Annual Cash Bonus($)	Signing Bonus($)	Restricted Stock($)

Todd S. Farha	2004	$600,000	—	$118,920
	2003	600,000	—	—
Paul L. Behrens	2004	165,000	—	17,838
	2003	185,000	$75,000	—
Imtiaz (“MT”) Sattaur	2004	185,647	100,000	43,406
	2003	—	—	—
Heath Schiesser	2004	165,000	—	17,838
	2003	210,000	—	—
Rupesh Shah	2004	165,000	—	17,838
	2003	135,000	—	—

The value of the vested restricted stock is based on the fair market value of our common stock on the date of grant. The portion of the restricted stock awards that was unvested as of the date of grant is reflected in the Restricted Stock Awards column of this Summary Compensation Table.
(footnotes continued on following page)

(3)	The total perquisites paid to the above listed executive officers who received perquisites during 2004 and 2003 are as follows:

Name	Year	Auto Allowance($)	Relocation($)	Housing Allowance($)	Tax Gross-ups($)

Todd S. Farha	2004	—	—	$44,068	$58,734
	2003	$9,921	—	35,980	19,526
Paul L. Behrens	2004	—	—	—	1,719
	2003	—	$12,088	—	7,198
Heath Schiesser	2004	—	—	—	—
	2003	—	42,138	—	18,670
Rupesh Shah	2004	12,462	—	—	—
	2003	3,969	—	—	—

(4)	The 2003 All Other Compensation amounts represent company matching contributions to the 401(k) savings plan. The 2004 All Other Compensation amounts include company matching contributions to the 401(k) savings plan of $2,600 to each of Messrs. Farha, Sattaur, Schiesser and Shah, and premiums paid for certain life, disability and medical insurance policies as set forth below:

Name	Life($)	Disability($)	Medical($)

Todd S. Farha	$468	$3,901	$2,711
Paul L. Behrens	351	6,487	5,755
Imtiaz (“MT”) Sattaur	325	406	4,597
Heath Schiesser	390	487	5,755
Rupesh Shah	429	487	5,562

(5)	On March 15, 2005: (a) Mr. Farha received an award of 20,000 restricted shares of common stock as a component of his 2004 annual bonus, of which 16,000 were unvested as of the date of grant; (b) Messrs. Behrens, Schiesser and Shah each received an award of 3,000 restricted shares of our common stock as a component of their respective 2004 annual bonuses, of which 2,400 were unvested as of the date of grant; and (c) Mr. Sattaur received an award of 7,300 restricted shares of our common stock as a component of his 2004 annual bonus, of which 5,840 were unvested as of the date of grant. The value of the aggregate unvested portion of these awards as reflected in the Summary Compensation Table is based on the fair market value of our common stock on the date of grant. These awards vest 20% on the date of grant and 20% on each of the next four anniversaries of the date of grant. The grants would immediately vest in full upon the termination of the recipient’s employment by the company without cause, or by the recipient for good reason, within twelve months of a change of control of the company. Dividends, if any are declared, will be paid on the restricted shares. The portion of these awards that vested on the date of grant is reflected in the Bonus column of this Summary Compensation Table.
(6)	On September 6, 2002, Mr. Farha received an award of 1,634,582 restricted shares of common stock, of which 306,486 shares were unvested as of December 31, 2004. The value of the aggregate unvested restricted shares held by Mr. Farha as of December 31, 2004 was $9,960,795, based on the closing price of our common stock on December 31, 2004. The restricted stock award was 25% vested on the date of grant, and the remainder vests over a three-year period, at a rate of 2.0833% upon the end of each full calendar month after the grant date. The grant would immediately vest in full upon a change of control of the company. Dividends, if any are declared, will be paid on the restricted shares.
(7)	Mr. Behrens commenced employment with us in September 2003.
(8)	On September 30, 2003, Mr. Behrens received an award of 458,572 restricted shares of common stock, of which 315,269 shares were unvested as of December 31, 2004. The value of this award as reflected in the Summary Compensation Table is based on the fair market value of our common stock on the date of grant. The value of the aggregate unvested restricted shares held by Mr. Behrens as of December 31, 2004 was $10,246,243, based on the closing price of our common stock on December 31, 2004. The restricted stock award vests over a four-year period, at a rate of 25% on September 15, 2004 and 2.0833% upon the end of each full calendar month thereafter. The grant would immediately vest in full upon the termination of Mr. Behrens’ employment by WellCare without cause, or by Mr. Behrens for good reason, following a change of control of the company. Dividends, if any are declared, will be paid on the restricted shares.
(9)	Mr. Sattaur commenced employment with us in January 2004.

(10)	On May 30, 2003, Mr. Schiesser received a grant of 458,572 restricted shares of common stock, of which 191,072 shares were unvested as of December 31, 2004. The value of this award as reflected in the Summary Compensation Table is based on the fair market value of our common stock on the date of grant. The value of the aggregate unvested restricted shares held by Mr. Schiesser as of December 31, 2004 was $6,209,840, based on the closing price of our common stock on December 31, 2004. The restricted stock award vests over a four-year period, at a rate of 2.0833% upon the end of each full calendar month following the date of grant. The grant would immediately vest in full upon the termination of Mr. Schiesser’s employment by the company without cause, or by Mr. Schiesser for good reason, within six months of a change of control of the company. Dividends, if any are declared, will be paid on the restricted shares.

(11)	In April 2005, after considering Mr. Shah’s current role and responsibilities in the company, our board of directors determined that Mr. Shah was no longer an “executive officer” of the company.

Options Granted in 2004
      The following table sets forth certain information regarding stock options granted in 2004 to the five individuals named in the Summary Compensation Table. In addition, in accordance with the Securities and Exchange Commission’s rules, the table also shows the grant date present value, as of the date of grant, of the options under the option pricing model discussed below. It should be noted that this model is only one method of valuing options, and our use of the model should not be interpreted as an endorsement of its accuracy. The actual value of the options may be significantly different, and the value actually realized, if any, will depend upon the excess of the market value of the common stock over the exercise price at the time of exercise.

		Percent of Total
	Number of Securities	Options/SARs Granted	Exercise or
	Underlying Options/SARs	to Employees in Fiscal	Base Price	Expiration	Grant Date Present
Name	Granted (#)(1)	Year	($/Sh)(2)	Date	Value ($)(3)

Todd S. Farha	81,315	4.76%	$8.33	02/06/14	$483,824
Paul L. Behrens	8,131	0.48%	8.33	02/06/14	48,379
Imtiaz (“MT”) Sattaur	97,578	5.71%	8.33	02/06/14	580,589
	20,000	1.17%	17.00	06/30/14	191,600
	20,000	1.17%	23.50	11/03/14	261,000
Heath Schiesser	8,131	0.48%	8.33	02/06/14	48,379
Rupesh Shah	16,263	0.95%	8.33	05/12/14	163,606
	50,000	2.93%	17.00	07/07/14	606,000

(1)	All options granted and reported in this table were made pursuant to the 2002 Employee Plan with the exception of the November 2004 grant of 20,000 options to Mr. Sattaur and the July 2004 grant of 50,000 options to Mr. Shah which were made pursuant to our 2004 Equity Plan. All of the options reported in this table have the following material terms: (a) options are nonqualified stock options, except for a portion of the July 2004 award to Mr. Shah which are “incentive stock options” under Section 422 if the Internal Revenue Code of 1986; (b) all options expire upon the earlier to occur of ten years from the date of grant or 60 days, under the 2002 Employee Plan, or 90 days, under the 2004 Equity Plan, following termination of employment; and (c) the options vest 25% on the first anniversary of the date of grant and pro rata monthly over the following thirty-six months, with the exception of the July 2004 grant of 50,000 options to Mr. Shah which vest pro rata monthly over four years commencing on the date of grant. In addition, with respect to the February 2004 award of 97,578 options to Mr. Sattaur and options granted under the 2004 Equity Plan, if an optionee is terminated without cause or for good reason within twelve months following a change in control of the company, all of such individual’s options shall become vested and immediately exercisable.
(2)	Exercise price is the fair market value of the common stock on the date of grant. The exercise price per share for grants made prior to our initial public offering was equal to the fair market value of our common stock as of the date of grant as determined by our board of directors.
(3)	The amounts shown are based on the Black-Scholes option pricing model which uses certain assumptions to estimate the value of employee stock options. The material assumptions used for the grants in the table above include the following: expected term of 6.75 years from the date of grant; 0% dividend yield; expected volatility of 50.2%; and risk-free interest rates of 4.12% for the February 6, 2004 grants, 4.62% for the June 30, 2004 grants, 4.09% for the November 3, 2004 grant, 4.79% for the May 12, 2004 grant and 4.50% for the July 7, 2004 grant.
Equity Awards in 2005 to Todd S. Farha
      On June 6, 2005, the compensation committee of our board of directors approved a grant to Mr. Farha of the following awards to acquire shares of our common stock pursuant to our 2004 Equity Incentive Plan.

Non-Qualified Stock Options
      Mr. Farha was granted an option to acquire, at an exercise price of $34.95 per share, 220,000 shares of our common stock. Under the terms of his grant, the options vest 50% on the second anniversary of the grant date and 25% on each of the third and fourth anniversaries of the grant date.

Restricted Stock Award
      Mr. Farha was granted an award of 220,000 shares of restricted stock with no payment required by Mr. Farha. Under the terms of his grant, the restricted stock vests 25% annually from the second through fifth anniversary of the grant date.

Performance Share Award
      Mr. Farha was granted an award of 130,000 shares of common stock, with no payment required by Mr. Farha. Under the terms of his performance award, shares vest on the three-year and five-year anniversaries of the grant date based upon our achievement of compounded annual percentage increases in diluted net income per share, or EPS, over three-year and five-year periods. The three-year period is measured from January 1, 2005 through December 31, 2007. The five-year period is measured from January 1, 2005 through December 31, 2009.
      Achievement of goals under Mr. Farha’s performance award will be measured against cumulative EPS over the three-year and five-year periods, respectively, with “target”, “threshold” and “maximum” awards to be based on annual EPS growth. The target number of performance shares to be issued in the aggregate is 130,000 and the actual number of performance shares to be issued shall be between zero and 240,279 based upon our achievement of the performance goals.
      50% of the shares pursuant to the performance award will be available for issuance on the first vesting date based on our achievement of the cumulative EPS goals for the first three-year period. Any portion of the 50% not issued on the first vesting date will be available for issuance on the second vesting date (together with the remaining 50%) based on achievement of the cumulative EPS goals for the full five-year period.
Aggregated Option Exercises in 2004 and Option Values at December 31, 2004
      The following table indicates, for each of the five individuals named in the Executive Compensation Table herein the number of shares covered by both exercisable and nonexercisable stock options as of December 31, 2004, and the values for “in-the-money” options which represent the excess of the closing market price of our common stock at December 31, 2004, over the exercise price of any such existing stock options. None of these five individuals exercised stock options during 2004.

			Number of Securities
			Underlying Unexercised		Value(1) of Unexercised In-
			Options/SARs at		The-Money Options/SARs
			December 31, 2004(#)		at December 31, 2004($)
	Shares Acquired	Value
Name	on Exercise(#)	Realized($)	Exercisable	Unexercisable	Exercisable	Unexercisable

Todd S. Farha	—	—	—	81,315	—	$1,965,384
Paul L. Behrens	—	—	—	8,131	—	196,526
Imtiaz (“MT”) Sattaur	—	—	—	137,578	—	2,848,460
Heath Schiesser	—	—	—	8,131	—	196,526
Rupesh Shah	—	—	86,183	110,184	$2,402,612	2,513,761

(1)	These values are based on $32.50, the closing price of the shares underlying the options on December 31, 2004, less the exercise price, multiplied by the number of options.
Employee Benefit Plans

2004 Equity Incentive Plan
      A description of the provisions of our 2004 Equity Incentive Plan is set forth below. This summary is qualified in its entirety by the detailed provisions of the Equity Incentive Plan. In July 2004, our board of directors adopted and our stockholders approved our Equity Incentive Plan. The Equity Incentive Plan is designed to enable us to attract, retain and motivate our directors, officers, employees and consultants, and to further align their interests with those of our stockholders, by providing for or increasing their ownership interests in our company.
      Administration. The Equity Incentive Plan is administered by the compensation committee of our board of directors. Our board may, however, at any time resolve to administer the Equity Incentive Plan. Subject to the specific provisions of the incentive Plan, the compensation committee is authorized to select persons to participate in the incentive Plan, determine the form and substance of grants made under the Equity Incentive Plan to each participant, and otherwise make all determinations for the administration of the Equity Incentive Plan.

      Participation. Individuals who will be eligible to participate in the Equity Incentive Plan are directors (including non-employee directors), officers (including non-employee officers) and employees of, and other individuals performing services for, or to whom an offer of employment has been extended by, us or our subsidiaries.
      Type of Awards. The Equity Incentive Plan provides for the issuance of stock options, stock appreciation rights, or SARs, restricted stock, deferred stock, dividend equivalents, other stock-based awards and performance awards. Performance awards may be based on the achievement of certain business or personal criteria or goals, as determined by the compensation committee.
      Available Shares. An aggregate of 4,688,532 shares of our common stock was initially reserved for issuance under the Equity Incentive Plan, subject to certain adjustments reflecting changes in our capitalization. The number of shares reserved for issuance will be subject to an annual increase to be added on January 1 of each year, commencing on January 1, 2005 and ending on January 1, 2013. The annual increase will be equal to the lesser of 3% of the number of shares outstanding on each such date, 1,200,000 shares, or such lesser amount determined by our board. If any grant under the Equity Incentive Plan expires or terminates unexercised, becomes unexercisable or is forfeited as to any shares, or is tendered or withheld as to any shares in payment of the exercise price of the grant or the taxes payable with respect to the exercise, then such unpurchased, forfeited, tendered or withheld shares will thereafter be available for further grants under the Equity Incentive Plan unless, in the case of options granted under the Equity Incentive Plan, related SARs are exercised. The Equity Incentive Plan provides that the compensation committee shall not grant, in any one calendar year, to any one participant awards to purchase or acquire a number of shares of common stock in excess of 15% of the total number of shares authorized for issuance under the Equity Incentive Plan.
      Option Grants. Options granted under the Equity Incentive Plan may be either incentive stock options within the meaning of Section 422 of the Internal Revenue Code or non-qualified stock options, as the compensation committee may determine. The exercise price per share for each option will be established by the compensation committee, except that in the case of the grant of any incentive stock option, the exercise price may not be less than 100% of the fair market value of a share of common stock as of the date of grant of the option. In the case of the grant of any incentive stock option to an employee who, at the time of the grant, owns more than 10% of the total combined voting power of all of our classes of stock, the exercise price may not be less than 110% of the fair market value of a share of common stock as of the date of grant of the option.
      Terms of Options. The term during which each option may be exercised will be determined by the compensation committee, but if required by the Internal Revenue Code and except as otherwise provided in the Equity Incentive Plan, no option will be exercisable in whole or in part more than ten years from the date it is granted, and no incentive stock option granted to an employee who at the time of the grant owns more than 10% of the total combined voting power of all of our classes of stock will be exercisable more than five years from the date it is granted. All rights to purchase shares pursuant to an option will, unless sooner terminated, expire at the date designated by the compensation committee. The compensation committee will determine the date on which each option will become exercisable and may provide that an option will become exercisable in installments. The shares constituting each installment may be purchased in whole or in part at any time after such installment becomes exercisable, subject to such minimum exercise requirements as may be designated by the compensation committee. Prior to the exercise of an option and delivery of the shares represented thereby, the optionee will have no rights as a stockholder, including any dividend or voting rights, with respect to any shares covered by such outstanding option. If required by the Internal Revenue Code, the aggregate fair market value, determined as of the grant date, of shares for which an incentive stock option is exercisable for the first time during any calendar year under all of our and our subsidiaries equity incentive plans may not exceed $100,000. The compensation committee may provide, in its discretion, for the grant of reload options and for the grant of options which are exercisable for shares of restricted stock.
      Payment of Options. Options may be exercised, in whole or in part, upon payment of the exercise price of the shares to be acquired. Unless otherwise determined by the compensation committee, payment shall be made (i) in cash (including check, bank draft, money order or wire transfer of immediately available funds), (ii) by delivery of outstanding shares of common stock with a fair market value on the date of exercise equal to the aggregate exercise price payable with respect to the options’ exercise, (iii) by simultaneous sale through a broker reasonably acceptable to the compensation committee of shares acquired on exercise, as permitted under Regulation T of the Federal Reserve Board, (iv) by authorizing the company to withhold from issuance a number of shares issuable upon exercise of the options which, when multiplied by the fair market value of a share of common stock on the date of exercise, is equal to the aggregate exercise price payable with respect to the options so exercised or (v) by any combination of the foregoing.
      Stock Appreciation Rights. SARs entitle a participant to receive the amount by which the fair market value of a share of our common stock on the date of exercise exceeds the grant price of the SAR. The compensation committee shall have the authority to grant SARs under this Equity Incentive Plan, either alone or in tandem with options (either at the time of grant of the related option or thereafter by amendment to an outstanding option). The grant price and the term of a SAR will be determined by the compensation committee. SARs granted in tandem with options shall be exercisable only when, to the extent and on the conditions that any related option is exercisable. The exercise of an option shall result in an immediate forfeiture of any related SAR to the extent the option is exercised, and the exercise of a SAR shall cause an immediate forfeiture of any related option to the extent the SAR is exercised.
      Termination of Options and SARs. Unless otherwise determined by the compensation committee, and subject to certain exemptions and conditions, if a participant ceases to be a director, officer or employee of, or to otherwise perform services for us or a subsidiary of ours for any reason other than death, disability, retirement or termination for cause, all of the participant’s options and SARs that were exercisable on the date of such cessation will remain exercisable for, and will otherwise terminate at the end of, a period of 90 days after the date of such cessation. In the case of death or disability, all of the participant’s options and SARs that were exercisable on the date of such death or disability will remain so for a period of 180 days from the date of such death or disability. In the case of a retirement, all of the participant’s options and SARs that were exercisable on the date of such retirement will remain exercisable for, and will otherwise terminate at the end of, a period of 90 days after the date of such retirement; provided, however, that such options and SARs may become fully vested and exercisable in the discretion of the Committee. In the case of a termination for cause, or if a participant does not become a director, officer or employee of, or does not begin performing other services for us or a subsidiary of ours for any reason, all of the participant’s options and SARs will expire and be forfeited immediately upon such cessation or non-commencement, whether or not then exercisable.
      Restricted Stock and Deferred Shares. Restricted stock is a grant of shares of our common stock that may not be sold or disposed of, and that may be forfeited in the event of certain terminations of employment, prior to the end of a restricted period set by the compensation committee. A participant granted restricted stock generally has all of the rights of a stockholder, unless the compensation committee determines otherwise. An award of deferred shares confers upon a participant the right to receive shares of our common stock at the end of a deferral period set by the compensation committee, subject to possible forfeiture of the award in the event of certain terminations of employment prior to the end of deferral period. Prior to settlement, an award of deferred shares carries no voting or dividend rights or other rights associated with share ownership, although dividend equivalents may be granted in connection with restricted stock or deferred shares.
      Dividend Equivalents. Dividend equivalents confer the right to receive, currently or on a deferred basis, cash, shares of our common stock, other awards or other property equal in value to dividends paid on a specific number of shares of our common stock. Dividend equivalents may be granted alone or in connection with another award, and may be paid currently or on a deferred basis. If deferred, dividend equivalents may be deemed to have been reinvested in additional shares of our common stock.
      Other Stock-Based Awards. The compensation committee is authorized to grant other awards that are denominated or payable in, valued by reference to, or otherwise based on or related to shares of our common stock, under the Equity Incentive Plan. These awards may include convertible or exchangeable debt securities, other rights convertible or exchangeable into shares of common stock, purchase rights for shares of common stock, awards with value and payment contingent upon our performance as a company or any other factors designated by the compensation committee, and awards valued by reference to the book value of shares or the value of securities of or the performance of specified subsidiaries. The compensation committee will determine the terms and conditions of these awards.

      Performance Awards. The compensation committee may subject a participant’s right to exercise or receive a grant or settlement of an award, and the timing of the grant or settlement, to performance conditions specified by the compensation committee. Performance awards may be granted under the Equity Incentive Plan in a manner that results in their qualifying as performance-based compensation exempt from the limitation on tax deductibility under Section 162(m) of the Internal Revenue Code for compensation in excess of $1,000,000 paid to our chief executive officer and our four highest compensated officers. The compensation committee will determine performance award terms, including the required levels of performance with respect to particular business criteria, the corresponding amounts payable upon achievement of those levels of performance, termination and forfeiture provisions and the form of settlement. In granting performance awards, the compensation committee may establish unfunded award “pools,” the amounts of which will be based upon the achievement of a performance goal or goals based on one or more business criteria. Business criteria might include, for example, total stockholder return, net income, pretax earnings, EBITDA, earnings per share, or return on investment.
      Effect of Change in control and Adjustments for Stock Dividends and Similar Events. Certain change in control (as defined in the Equity Incentive Plan) transactions may cause awards granted under the Equity Incentive Plan to vest and become exercisable in full. The compensation committee will make appropriate adjustments in outstanding awards, in the number of shares available for issuance under the Equity Incentive Plan, and in the exercise price of outstanding options and SARs, to reflect common stock dividends, stock splits and other similar events.
      Transferability. Stock options, SARs, performance awards or restricted stock granted under the Equity Incentive Plan may not be sold, transferred, pledged, or assigned other than by will, under applicable laws of descent and distribution, or by gift or qualified domestic relations order to a participant’s family member (as defined under the Equity Incentive Plan).
      Amendment of Outstanding Awards and Amendment/ Termination of Plan. The board of directors or the compensation committee generally has the power and authority to amend or terminate the Equity Incentive Plan at any time without approval from our stockholders. The compensation committee generally have the authority to amend the terms of any outstanding award under the plan, including, without limitation, the ability to reduce the exercise price of any options or SARs or to accelerate the dates on which they become exercisable or vest, at any time without approval from our stockholders. The compensation committee may, in its discretion, permit holders of awards under the Equity Incentive Plan to surrender outstanding awards in order to exercise or realize rights under other awards, or in exchange for the grant of new awards, or require holders of awards to surrender outstanding awards as a condition precedent to the grant of new awards under the Equity Incentive Plan. No amendment will become effective without the prior approval of our stockholders if stockholder approval would be required by applicable law or regulations, including if required for continued compliance with the performance-based compensation exception of Section 162(m) of the Internal Revenue Code, under provisions of Section 422 of the Internal Revenue Code or by any listing requirement of the principal stock exchange on which our common stock is then listed. Unless previously terminated by the board or the committee, the Equity Incentive Plan will terminate on the tenth anniversary of its adoption. No termination of the Equity Incentive Plan will materially and adversely affect any of the rights or obligations of any person, without his or her written consent, under any grant of options or other incentives theretofore granted under the Equity Incentive Plan.

2002 Equity Plans
      The following is a summary description of our 2002 Senior Executive Equity Plan and our 2002 Employee Option Plan, both of which were adopted by the board of directors and became effective on September 6, 2002 (collectively the “plans”). This summary is qualified in its entirety by the detailed provisions of the plans. A maximum of 3,604,443 shares of common stock in the aggregate were reserved for issuances under the plans. Both plans are administered by our board of directors and the compensation committee.
      Under the Senior Executive Equity Plan, each participant was given the opportunity to purchase a specified number of what were, prior to our reorganization as a corporation, Class A Common Units. As a result of that purchase, each participant was granted, for no consideration, a specified number of what were Class C Common Units. Under the Employee Option Plan, each participant was granted an option to purchase a specified number of what were Class A Common Units. The securities that were granted under both plans are subject to the terms, including vesting, set forth in each subscription agreement or option agreement, as applicable. All securities granted pursuant to the plans are subject to repurchase by us at fair market value if the participant ceases to be employed by us.
      Upon the closing of our reorganization as a corporation, the Class C Common Units granted under the Senior Executive Equity Plan were converted automatically into shares of our common stock, and the options granted under the Employee Option Plan were converted automatically into equivalent options to purchase our common stock. Each granted share and option will be subject to the same vesting terms as in each holder’s original subscription or option agreement, as applicable. The number of shares subject to each option and their exercise price will be adjusted to reflect any stock split effected in connection with the restructuring. As of June 6, 2005, 18 of our employees hold a total of 2,017,820 shares under our Senior Executive Equity Plan, of which 1,172,607 shares are vested, 149 of our employees hold options under our 2002 Employee Option Plan exercisable for approximately 1,216,937 shares of our common stock, at a weighted average exercise price of $8.98, of which 314,468 are vested, and 111 of our employees and directors hold options under our 2004 Equity Incentive Plan exercisable for approximately 1,292,566 shares of our common stock at a weighted average price of $26.11, of which 10,416 are vested. We do not intend to issue any additional securities under our 2002 Senior Executive Equity Plan or our 2002 Employee Option Plan.

Employee Stock Purchase Plan
      The following is a summary description of our 2005 Employee Stock Purchase Plan. This summary is qualified in its entirety by the detailed provisions of the 2005 Employee Stock Purchase Plan. In November 2004, our board of directors adopted our 2005 Employee Stock Purchase Plan, and on June 15, 2005, our stockholders approved our 2005 Employee Stock Purchase Plan at our 2005 annual meeting of stockholders. The purpose of the plan is to provide an incentive for our employees (and employees of our subsidiaries designated by our board of directors) to purchase our common stock and acquire a proprietary interest in us.
      Administration. A committee designated by our board administers the plan. The plan vests the committee with the authority to interpret the plan, to prescribe, amend, and rescind rules and regulations relating to the plan, and to make all other determinations necessary or advisable for the administration of the plan, although our board of directors may exercise any such authority in lieu of the committee. In all cases, the plan will be required to be administered in such a manner as to comply with applicable requirements of Rule 16b-3 under the Securities Exchange Act of 1934, as amended, and Section 423 of the Internal Revenue Code of 1986, as amended.
      Eligibility and Participation. Each person who was employed either by us or by one of our designated subsidiaries and has completed one month of service is eligible to participate in the plan. None of our senior executives or highly compensated senior officers are eligible to participate in the plan.
      Options to Purchase/ Purchase of Shares. Each participant will be granted an option to purchase shares of our common stock at the beginning of each “offering period” under the plan, which generally will be three months, with purchases of common stock occurring automatically on each “exercise date” during the offering period. Exercise dates generally will occur on each March 31, June 30, September 30 and December 31. Participants will purchase the shares of our common stock through after-tax payroll deductions, not to exceed 10% of the participant’s total base salary. No participant may purchase more than $3,000 of common stock in any one calendar year, or more than 500 shares on any exercise date. The purchase price for each share will generally be 95% (subject to increases or decreases by the committee, but not less than 85%) of the fair market value on the exercise date. A participant will have no interest or voting right in shares covered by his option until such option has been exercised. If a participant’s employment with us or one of our designated subsidiaries terminates, any outstanding option of that participant also will terminate.
      Share Reserve. The maximum number of shares of our common stock reserved for issuance over the term of the plan is 387,714. Shares of common stock subject to the plan may be newly issued shares or shares reacquired in private transactions or open market purchases. If any option to purchase reserved shares is not exercised by a participant for any reason, or if the option terminates, the shares that were not purchased shall again become available under the plan. The number of shares available under the plan will be subject to periodic adjustment for changes in the outstanding common stock occasioned by stock splits, stock dividends, recapitalizations or other similar changes affecting our outstanding common stock.
      Adjustments Upon Changes in Capitalization; Corporate Transactions. If the outstanding shares of common stock are increased or decreased, or are changed into or are exchanged for a different number or kind of shares, as a result of one or more reorganizations, restructurings, recapitalizations, reclassifications, stock splits, reverse stock splits, stock dividends or the like, upon authorization of the committee, appropriate adjustments shall be made in the number and/or kind of shares, and the per-share option price thereof, which may be issued in the aggregate and to any participant upon exercise of options granted under the plan. In the event of the proposed dissolution or liquidation of the company, the offering period will terminate immediately prior to the consummation of such proposed action, unless otherwise provided by the committee. In the event of a proposed sale of all or substantially all of the Company’s assets, or the merger of the Company with or into another corporation (each, a “sale transaction”), each option under the plan shall be assumed or an equivalent option shall be substituted by such successor corporation or a parent or subsidiary of such successor corporation, unless the committee determines, in the exercise of its sole discretion and in lieu of such assumption or substitution, to shorten the offering period then in progress by setting a new exercise date.
      Amendment, Suspension and Termination. Our board or the committee generally has the power and authority to amend the plan from time to time in any respect without the approval of our stockholders. However, no amendment will become effective without the prior approval of our stockholders if stockholder approval would be required by applicable law or regulation, including Rule 16b-3 under the Securities Exchange Act of 1934, Section 423 of the Internal Revenue Code, or any listing requirement of the principal stock exchange on which our common stock is then listed. Additionally, except as otherwise specified in the plan, no amendment may make any change to an option already granted that adversely affects the rights of any participant. The board or the committee may, as of the close of any exercise date, suspend the plan; provided, that the board or committee provides notice to the participants at least five (5) business days prior to the suspension. The board or committee may resume the normal operation of the plan as of any exercise date; provided further, that the notice is provided to the participants at least twenty (20) business days prior to the date of termination of the suspension period. The plan will terminate at the earliest of the tenth anniversary of its implementation, the time when there are no remaining reserved shares available for purchase under the plan, or an earlier time that our board may determine.

401(k) Profit Sharing Plan
      We have adopted a tax-qualified employee savings and retirement plan, the 401(k) Profit Sharing Plan, for eligible associates. Eligible associates may elect to defer a portion of their eligible compensation, subject to the statutorily prescribed annual limit. We may make matching contributions on behalf of all participants who have elected to make deferrals to the 401(k) Profit Sharing Plan in an amount determined annually by us. Any contributions to the plan by us or the participants are paid to a trustee. The contributions made by us, if any, are subject to a vesting schedule; all other contributions are fully vested at all times. The 401(k) Profit Sharing Plan, and the accompanying trust, is intended to qualify under Sections 401(k) and 501 of the Internal Revenue Code, so that contributions by us or by associates and income earned (if any) on plan contributions are not taxable to associates until withdrawn and contributions by us, if any, will be deductible by the company when made. At the direction of each participant, the trustee invests the contributions made to the 401(k) Profit Sharing Plan in any number of investment options.

Employment Contracts, Termination of Employment and Change-in-Control Arrangements
      Todd S. Farha serves as our Chief Executive Officer, President and a member of our board of directors pursuant to an amended and restated employment agreement dated June 6, 2005. The agreement has an initial term of five years, commencing on June 6, 2005, and will automatically renew at the end of the initial term and each additional term for an additional one-year period unless either party notifies the other that the term will not be extended. Under the agreement, Mr. Farha is entitled to an annual salary of $400,000, subject to annual review and potential increase by our board of directors. In addition, Mr. Farha is eligible to receive an annual cash bonus, based upon the satisfaction of performance criteria to be established annually by our compensation committee. If Mr. Farha’s employment is terminated by us without cause, or by Mr. Farha for good reason, then Mr. Farha will be entitled to continue to receive his base salary for 12 months, or 24 months if the termination occurs after a change in control. He will also be entitled to receive an amount equal to his target bonus for the year in which the termination occurs, payable one year after the date of termination, as well as continuation of benefits for 12 months following termination. We would also be obligated to make additional payments to Mr. Farha if he were to incur any excise taxes pursuant to Section 4999 of the Internal Revenue Code on account of the benefits and payments provided under the agreement or otherwise. The additional payments would be in an amount such that, after taking into account all applicable federal, state and local taxes applicable to such additional payments, Mr. Farha would be able to retain from such additional payments an amount equal to the excise taxes that are imposed. Mr. Farha has agreed not to compete with us during the term of his employment and for one year thereafter, except that if Mr. Farha’s employment terminates because we notify him that the term of his agreement will not be renewed, the non-competition covenant will not apply following the term unless we elect to continue to pay him his base salary during that period.
      Paul Behrens serves as our Senior Vice President and Chief Financial Officer and Heath Schiesser serves as our Senior Vice President, Marketing & Sales, pursuant to employment agreements with us. Each agreement has an initial term of three years, and will automatically renew for successive additional one-year periods thereafter unless either party notifies the other that the term will not be extended. Under the agreements, Mr. Behrens is entitled to an annual salary of $275,000 and Mr. Schiesser is entitled to an annual salary of $250,000, in each case subject to annual review and potential increase by our board of directors. In addition, each is eligible to receive an annual potential bonus, payable in the form of cash or equity, based upon the satisfaction of performance criteria to be established annually by our compensation committee. If the employment of either of these executives is terminated by us without cause, or by the executive for good reason, the executive will be entitled to continue to receive his base salary and benefits for 12 months following the date of termination. In addition, in the case of Mr. Schiesser, if the termination occurs within six months after a change of control has occurred or a definitive agreement providing for a change of control has been signed, or if a definitive agreement providing for a change of control is signed within six months after the date of termination, he would also be entitled to receive an amount equal to his expected potential bonus payable for the 12-month period following the termination. Each of the executives has agreed not to compete with us during the term of his employment and for one year thereafter.
      Pursuant to an offer letter to Mr. Sattaur dated December 5, 2003, Mr. Sattaur agreed to serve as our Senior Vice President, National Medicare Programs with an initial annual base salary of $250,000 and a bonus award potential of up to 50% of his base salary. Pursuant to the offer letter, Mr. Sattaur was awarded stock options and a sign-on bonus of $100,000. Mr. Sattaur also entered into our standard confidentiality, restrictive covenant and repayment of sign-on bonus agreements. In April 2004, Mr. Sattaur was promoted to President, Florida and in March 2005, Mr. Sattaur’s annual base salary was increased to $275,000.
      Pursuant to an offer letter to Mr. Shah dated July 15, 2004, Mr. Shah agreed to serve as our Senior Vice President, Market Expansion with an initial base salary of $275,000 and a bonus award potential consistent with our other senior executives. Pursuant to the offer letter, Mr. Shah was also awarded stock options and offered a success bonus in the amount of $62,500 upon achievement of certain milestones. Mr. Shah also entered into a restrictive covenant and non-solicitation agreement.
      The shares of restricted stock awarded to Messrs. Farha, Behrens and Schiesser prior to our initial public offering are subject to accelerated vesting in certain circumstances in connection with a change in control, as described more fully in the footnotes to the Summary Compensation Table herein.
Limitations on Liability of Directors and Officers and Indemnification

Limitation of Liability
      Our certificate of incorporation provides that our officers and directors will not be personally liable to us or our stockholders for monetary damages resulting from a breach of fiduciary duty, to the maximum extent permitted by Delaware law. Under Delaware law, directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except for:

•	any breach of the duty of loyalty to the corporation or its stockholders;

•	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions; or

•	any transaction from which the director derived an improper personal benefit.
      This limitation of liability does not apply to non-monetary remedies that may be available, such as injunctive relief or rescission, nor does it relieve our officers and directors from complying with federal or state securities laws.
Indemnification
      Our certificate of incorporation and bylaws provide that we shall indemnify our directors and executive officers, and may indemnify our other corporate agents, to the fullest extent permitted by law. An officer or director shall not be entitled to indemnification if:

•	the officer or director did not act in good faith and in a manner reasonably believed to be in, or not opposed to our best interests; or

•	the officer or director is subject to criminal action or proceedings and had reasonable cause to believe the conduct was unlawful.
      We have entered into agreements to indemnify our directors and certain executive officers in addition to the indemnification provided for in our certificate of incorporation and our bylaws. These agreements, among other things, provide for indemnification of our directors and officers for expenses specified in the agreements, including attorneys’ fees, judgments, fines and settlement amounts incurred by any of these persons in any action or proceeding arising out of these persons’ services as a director or officer for us, any of our subsidiaries or any other entity to which the person provides services at our request. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and officers.
CERTAIN TRANSACTIONS
      The summaries of the agreements described below are not complete and you should read the agreements in their entirety. These agreements have been filed as exhibits to the registration statement of which this prospectus is a part.
      Other than the transactions described below, for the last three full fiscal years there has not been, nor is there currently proposed, any transaction or series of similar transactions to which we are or will be a party in which the amount involved exceeded or will exceed $60,000, and in which any director, executive officer, holder of more than 5% of our common stock on an as-converted basis or any member of their immediate family has or will have a direct or indirect material interest.
      Although we do not have a separate conflicts policy, we comply with Delaware law with respect to transactions involving potential conflicts. Delaware law requires that all transactions between us and any director or executive officer are subject to full disclosure and approval of the majority of the disinterested members of our board of directors, approval of the majority of our stockholders or the determination that the contract or transaction is intrinsically fair to us.
Acquisition Agreements
      We were formed in May 2002 for the purpose of acquiring the WellCare group of companies. That acquisition was completed in July 2002, through two transactions. In the first, we acquired our Florida operations, including our WellCare of Florida and HealthEase subsidiaries, in a stock purchase from Rupesh Shah, our Senior Vice President, Market Expansion, his spouse, and the other former owners of our Florida business, pursuant to a purchase agreement. The purchase price for this transaction consisted of:

•	$50.0 million in cash;

•	the issuance of a senior subordinated non-negotiable promissory note in the original principal amount of $53.0 million, subject to adjustments for earnouts and other purchase price adjustments; and

•	warrants to purchase 1,859,704 shares of our common stock.
      The purchase price was subject to adjustment, based upon a number of earn-outs and other calculations. In February 2004, the remaining principal amount of the note was fixed at $119.7 million pursuant to the terms of a settlement agreement with the sellers. See “— Amendment and Settlement Agreement.”
      In the second transaction, we acquired The WellCare Management Group, Inc., a publicly-traded holding company and the parent company of our New York and Connecticut operations, by means of a merger of that company into a wholly-owned subsidiary of ours, pursuant to an agreement and plan of merger. The purchase price for this transaction consisted of approximately $7.72 million in cash. Mr. Shah was also a stockholder of The WellCare Management Group prior to the acquisition.
Other Agreements
      In connection with our acquisition of our Florida business pursuant to the purchase agreement, we entered into the following agreements with Mr. Shah and the other sellers:
      Seller Note. As part of the consideration for the acquisition, we issued a senior subordinated non-negotiable promissory note in the original principal amount of $53.0 million, subject to adjustments for earnouts and other purchase price adjustments, to the shareholder representative on behalf of the former shareholders of the Florida business, including Mr. Shah and his spouse. In February 2004, the remaining principal amount of the note was fixed at $119.7 million pursuant to the terms of an amendment and settlement agreement with the former shareholders, and the seller note was amended and restated in its entirety. See “— Amendment and Settlement Agreement.” Based on the Shahs’ aggregate percentage ownership interest in the Florida business prior to the acquisition, we estimate their interest in the current principal amount of the note to be approximately $4.8 million.
      Warrants. As further consideration for the acquisition, we entered into an equity and warrant agreement with Mr. Shah and two other former stockholders of our Florida business. Under the equity and warrant agreement, the stockholders were issued warrants to purchase Class B Common Units, which were converted into an aggregate of 1,859,704 shares of our common stock in our reorganization into a corporation. The warrants were fully exercised in December 2003.
      Investor Rights Agreement. We entered into an investor rights agreement with Mr. Shah and the two other former stockholders who received warrants under the equity and warrant agreement. Under the investor rights agreement, the stockholders have “piggyback” registration rights to include their shares in any registration statement we file on our own behalf (other than for employee benefit plans and other exceptions) or on behalf of other stockholders, subject to other stockholders’ priority rights of registration. The stockholders also have the right to require us to register their shares on Form S-3, if available for such an offering and if the aggregate price of the shares to be sold would be at least $1.0 million, not more than once during any 12-month period. The stockholders would be responsible for the expenses of any such registration on Form S-3. The stockholders also received information rights and a right to participate in some types of sales by us of our equity securities. Those rights terminated upon the closing of our initial public offering.
      Pledge and Escrow Agreements. As security for our obligations under the seller note, we entered into a pledge agreement with the stockholder representative on behalf of the former stockholders of the Florida business, including Mr. Shah and his spouse, pursuant to which we pledged a portion of the shares of capital stock of WCG Health Management, Inc. held by us. Currently, 51% of the shares remain subject to the pledge. Upon the payment in full of the note, all of the shares will be released.
      Amendment and Settlement Agreement. In February 2004, we entered into an amendment and settlement agreement with Mr. Shah, his spouse and the other sellers that fixed the remaining amount of the seller note at $119.7 million. Under the terms of the agreement, the aggregate indemnification obligations of the sellers under the purchase agreement were reduced, subject to certain exceptions.
      Prepayment Agreement. In May 2004, we entered into a prepayment and amendment agreement with Mr. Shah, his spouse and the other former shareholders of our Florida business. Under the terms of the prepayment agreement, we prepaid $85.0 million of the outstanding principal amount of the seller note, and an additional $3.0 million of the outstanding principal amount was forgiven in consideration for the prepayment. A portion of the $85.0 million prepayment was deposited into an escrow account to secure certain indemnification obligations of the shareholders arising under the purchase agreement.
      Prepayment and Settlement Allocation Agreement. In August 2004, we entered into a prepayment and settlement allocation agreement with the shareholder representative on behalf of the former shareholders of the Florida business, including Mr. Shah and his spouse, to, among other things, settle certain indemnification obligations of the former shareholders arising under the acquisition agreement. As part of this agreement, we prepaid an additional $3.2 million of the principal amount of the seller note, resulting in a remaining outstanding principal balance of $25.0 million due on September 15, 2006. In addition, the amounts deposited into escrow pursuant to the prepayment agreement were released.
Agreements with TowerBrook
      Initial Capitalization and Contribution Agreement. We were formed in May 2002 by our equity sponsor, TowerBrook Investors L.P. (f/k/a Soros Private Equity Investors LP) At that time, our equity sponsor contributed $1,000 in cash to us in exchange for one Class A Common Unit. In July 2002, in connection with the consummation of the acquisition of the WellCare businesses, our equity sponsor contributed an additional $70.0 million in cash to us, in exchange for additional Class A Common Units, pursuant to a contribution agreement.
      Registration Rights Agreement. We are party to a registration rights agreement with TowerBrook, Todd Farha and some of our other stockholders, pursuant to which we granted registration rights to those stockholders. Under the agreement, holders of a majority of shares held by TowerBrook or any of its affiliates may require us to effect the registration of their shares from time to time. In addition, the stockholders party to the agreement have “piggyback” registration rights to include their shares in any registration statement we file on our own behalf (other than for employee benefit plans and other exceptions) or on behalf of other stockholders. We are required to pay all registration expenses in connection with any demand or piggyback registrations. Notwithstanding the other provisions of the agreement, we are not obligated to effect any demand registration within 180 days after the effective date of either:

•	any registration we effect on Form S-1, or any similar “long-form” registration (including this offering); or

•	any other offering in which stockholders party to the agreement were given “piggyback” rights pursuant to the agreement, if the offering includes at least 80% of the number of shares requested by the stockholders to be included.
Reorganization
      In February 2004, upon our incorporation, we issued 100 shares of common stock to WellCare Holdings, LLC in exchange for $1,000.
      In February 2004, the Board of Directors of WellCare Holdings, LLC authorized a plan to reorganize WellCare Holdings, LLC as a corporation, by means of a merger of WellCare Holdings, LLC with and into WellCare Group, Inc. Upon the consummation of the reorganization, which took place in July 2004:

•	based on the initial public offering price of $17.00 per share, we issued an aggregate of 29,735,757 shares of common stock in exchange for 23,530,225 Class A Common Units, 2,287,037 Class B Common Units and 4,807,508 Class C Common Units of WellCare Holdings, LLC;

•	all outstanding options issued by WellCare Holdings, LLC were automatically converted into options to acquire shares of our common stock; and

•	our name was changed to WellCare Health Plans, Inc.

Equity Sales and Grants
      The executive officers and directors listed below purchased what were, prior to our reorganization as a corporation, our Class A Common Units. As a result of those purchases, those officers and directors were granted, for no additional consideration, a specified number of what were Class C Common Units, subject to vesting restrictions. Upon the completion of our reorganization, all of these units converted into shares of our common stock, and the vesting restrictions remained in place.
      On September 6, 2002, Todd Farha purchased 13,552 shares, for an aggregate purchase price of $50,000, and was granted 1,634,581 restricted shares.
      On May 30, 2003, Kevin Hickey purchased 13,552 shares, for an aggregate purchase price of $50,000, and was granted 40,657 restricted shares.
      On May 30, 2003, Heath Schiesser purchased 2,711 shares, for an aggregate purchase price of $10,000, and was granted 458,572 restricted shares, pursuant to our 2002 Senior Executive Equity Plan.
      On May 31, 2003, Thaddeus Bereday purchased 2,710 shares, for an aggregate purchase price of $10,000, and was granted 327,551 restricted shares, pursuant to our 2002 Senior Executive Equity Plan.
      On September 30, 2003, Paul L. Behrens purchased 13,552 shares, for an aggregate purchase price of $50,000, and was granted 458,572 restricted shares, pursuant to our 2002 Senior Executive Equity Plan.
      On September 30, 2003, Regina Herzlinger purchased 13,552 shares, for an aggregate purchase price of $50,000, and was granted 40,657 restricted shares.
      On September 30, 2003, Ruben King-Shaw purchased 13,552 shares, for an aggregate purchase price of $50,000, and was granted 40,657 restricted shares.
      On September 30, 2003, Alif Hourani purchased 13,552 shares, for an aggregate purchase price of $50,000, and was granted 40,657 restricted shares.
Restricted Stock Grants
      The executive officers and directors below were granted shares of restricted stock, generally vesting over a four-year period (other than Mr. Farha’s June 6, 2005 grant, which vests over a five-year period).
      On March 15, 2005, Paul L. Behrens was granted 3,000 shares of restricted stock, pursuant to our 2004 Equity Incentive Plan.
      On March 15, 2005, Thaddeus Bereday was granted 3,000 shares of restricted stock, pursuant to our 2004 Equity Incentive Plan.
      On March 15, 2005, Todd Farha was granted 20,000 shares of restricted stock, pursuant to our 2004 Equity Incentive Plan.
      On March 15, 2005, Ace Hodgin was granted 3,000 shares of restricted stock, pursuant to our 2004 Equity Incentive Plan.
      On March 15, 2005, MT Sattaur was granted 7,300 shares of restricted stock, pursuant to our 2004 Equity Incentive Plan.
      On March 15, 2005, Heath Schiesser was granted 3,000 shares of restricted stock, pursuant to our 2004 Equity Incentive Plan.
      On March 15, 2005, Rupesh Shah was granted 3,000 shares of restricted stock, pursuant to our 2004 Equity Incentive Plan.
      On April 28, 2005, David Erickson was granted 10,000 shares of restricted stock, pursuant to our 2004 Equity Incentive Plan.

      On June 6, 2005, Todd Farha was granted 220,000 shares of restricted stock, pursuant to our 2004 Equity Incentive Plan.
Option Grants
      The executive officers and directors listed below were granted options to purchase shares of our common stock, generally subject to vesting over a four-year period.
      On September 30, 2003, Rupesh Shah was granted options to purchase 130,104 shares, at a per share exercise price of $3.69, pursuant to our 2002 Employee Option Plan.
      On December 31, 2003, Christian Michalik was granted options to purchase 40,657 shares, at a per share exercise price of $6.47.
      On February 6, 2004, Todd Farha was granted options to purchase 81,315 shares, at a per share exercise price of $8.33, pursuant to our 2002 Employee Option Plan.
      On February 6, 2004, Paul Behrens was granted options to purchase 8,131 shares, at a per share exercise price of $8.33, pursuant to our 2002 Employee Option Plan.
      On February 6, 2004, Thaddeus Bereday was granted options to purchase 16,263 shares, at a per share exercise price of $8.33, pursuant to our 2002 Employee Option Plan.
      On February 6, 2004, Heath Schiesser was granted options to purchase 8,131 shares, at a per share exercise price of $8.33, pursuant to our 2002 Employee Option Plan.
      On February 6, 2004, MT Sattaur was granted options to purchase 97,578 shares, at a per share exercise price of $8.33, pursuant to our 2002 Employee Option Plan.
      On February 6, 2004, Glen Johnson was granted options to purchase 40,657 shares, at a per share exercise price of $8.33.
      On May 12, 2004, Rupesh Shah was granted options to purchase 16,263 shares, at a per share exercise price of $8.33, pursuant to our 2002 Employee Option Plan.
      On May 12, 2004, Ruben King-Shaw was granted options to purchase 8,131 shares, at a per share exercise price of $6.47. In November 2004, the board determined to accelerate the vesting of these options in full.
      On June 30, 2004, MT Sattaur was granted options to purchase 20,000 shares, at a per share exercise price of $17.00, pursuant to our 2002 Employee Option Plan.
      On June 30, 2004, Thaddeus Bereday was granted options to purchase 10,000 shares, at a per share exercise price of $17.00, pursuant to our 2002 Employee Option Plan.
      On July 7, 2004, Kevin Hickey was granted options to purchase 5,000 shares, at a per share exercise price of $17.00, pursuant to our 2004 Equity Incentive Plan.
      On July 7, 2004, Alif Hourani was granted options to purchase 5,000 shares, at a per share exercise price of $17.00, pursuant to our 2004 Equity Incentive Plan.
      On July 7, 2004, Glen Johnson was granted options to purchase 5,000 shares, at a per share exercise price of $17.00, pursuant to our 2004 Equity Incentive Plan.
      On July 7, 2004, Ruben King-Shaw was granted options to purchase 5,000 shares, at a per share exercise price of $17.00, pursuant to our 2004 Equity Incentive Plan.
      On July 7, 2004, Christian Michalik was granted options to purchase 5,000 shares, at a per share exercise price of $17.00, pursuant to our 2004 Equity Incentive Plan.
      On July 7, 2004, Regina Herzlinger was granted options to purchase 10,000 shares, at a per share exercise price of $17.00, pursuant to our 2004 Equity Incentive Plan.

      On July 7, 2004, Rupesh Shah was granted options to purchase 50,000 shares, at a per share exercise price of $17.00, pursuant to our 2004 Equity Incentive Plan.
      On August 5, 2004, Ace Hodgin was granted options to purchase 80,000 shares, at a per share exercise price of $17.00, pursuant to our 2004 Equity Incentive Plan.
      On November 3, 2004, Jane Swift was granted options to purchase 25,000 shares, at a per share exercise price of $23.50, pursuant to our 2004 Equity Incentive Plan.
      On November 3, 2004, MT Sattaur was granted options to purchase 20,000 shares, at a per share exercise price of $23.50, pursuant to our 2004 Equity Incentive Plan.
      On February 22, 2005, David Erickson was granted options to purchase 15,000 shares, at a per share exercise price of $30.32 pursuant to our 2004 Equity Incentive Plan.
      On June 6, 2005, Todd Farha was granted options to purchase 220,000 shares, at a per share exercise price of $34.95 pursuant to our 2004 Equity Incentive Plan.
Other Agreements
      IntelliClaim. In March 2003, we entered into an agreement with IntelliClaim, Inc., pursuant to which we license software, and obtain maintenance, support and related services, from IntelliClaim. Kevin Hickey, a member of our board of directors, was the Chairman and Chief Executive Officer of IntelliClaim until January 2005. In 2003 and 2004, we paid $225,000 and $218,675 in the aggregate, respectively, to IntelliClaim under this agreement. As of January 2005, Mr. Hickey no longer served as an officer or director of IntelliClaim.
      Ruben King-Shaw, Jr. In November 2003, we entered into a consulting agreement with Ruben King-Shaw, Jr., one of our directors, as more fully described under “Director Compensation” above.
      Employment Agreements. We have entered into employment agreements with some of our executive officers, as described in “Management — Employment Contracts, Termination of Employment and Change-in-Control Arrangements.”
      Indemnification Agreements. We have entered into indemnification agreements with our directors and some of our executive officers, as described in “Management — Limitations on Liability of Directors and Officers and Indemnification.”

PRINCIPAL AND SELLING STOCKHOLDERS
      The following table sets forth information regarding the beneficial ownership of our common stock as of June 6, 2005, and as adjusted to reflect the sale of the shares of common stock offered by this prospectus by:

•	the selling stockholders in this offering listed below;

•	each person or entity who is known by us to own beneficially more than 5% of our outstanding common stock;

•	each of our executive officers named in the Summary Compensation Table;

•	each of our directors; and

•	all directors and executive officers as a group.
      Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options held by that person that are currently exercisable or will become exercisable within 60 days after June 6, 2005, are deemed outstanding, while the shares are not deemed outstanding for purposes of computing percentage ownership of any other person. Unless otherwise indicated in the footnotes below, the persons and entities named in the table have sole voting or investment power with respect to all shares beneficially owned, subject to community property laws where applicable.
      The number and percentage of shares beneficially owned are based on the aggregate of 39,120,131 shares of common stock outstanding as of June 6, 2005.
      Unless otherwise indicated, the principal address of each of the stockholders below is c/o WellCare Health Plans, Inc., 8725 Henderson Road, Renaissance One, Tampa, Florida 33634.

	Prior to the Offering			After the Offering

	Number of	Percentage		Number of	Percentage
	Shares	of		Shares	of
	Beneficially	Outstanding	Number of Shares	Beneficially	Outstanding
	Owned	Shares	Offered Hereby	Owned	Shares

Executive Officers and Directors
Todd S. Farha(1)	1,734,827	4.43	219,000	1,515,827	3.87
Regina Herzlinger(2)	49,831	*	5,000	44,831	*
Kevin Hickey(3)	48,647	*	5,000	43,647	*
Alif Hourani(4)	48,581	*	5,000	43,581	*
Glen R. Johnson, M.D.(5)	20,638	*	0	20,638	*
Ruben Jose King-Shaw, Jr.(6)	56,712	*	5,000	51,712	*
Christian P. Michalik(7)	33,235	*	0	33,235	*
Jane Swift	0	*	0	0	*
Neal Moszkowski(8)	16,733,784	42.78	6,000,000	10,733,784	27.44
Paul Behrens(9)	455,967	1.17	64,000	391,967	1.00
Thaddeus Bereday(10)	322,211	*	48,000	274,211	*
David Erickson(11)	10,000	*	0	10,000	*
Ace Hodgin(12)	22,841	*	0	22,841	*
Imtiaz (MT) Sattaur(13)	48,921	*	0	48,921	*
Heath Schiesser(14)	442,644	1.13	65,000	377,644	*
Rupesh Shah(15)	276,096	*	45,000	231,096	*
All directors and officers as a group (16 persons)(16)	20,304,935	51.55	6,461,000	13,843,935	35.14
5% Stockholders
TowerBrook Investors L.P.(17)	16,733,784	42.78	6,000,000	10,733,784	27.44
Waddell & Reed, Inc., et al(18)	2,707,850	6.92	0	2,707,850	6.92
Other Selling Stockholders
Jeffrey A. Potter(19)	96,623	*	17,000	79,623	*
Jack N. Shoemaker(20)	37,156	*	7,000	30,156	*
Randall D. Zomermaand(21)	84,092	*	15,000	69,092	*

*	Denotes less than 1%.

(1)	Includes 372,216 unvested shares and 28,799 shares issuable upon exercise of options that are exercisable within 60 days of June 6, 2005.
(2)	Includes 22,870 unvested shares and 2,500 shares issuable upon exercise of options that are exercisable within 60 days of June 6, 2005.
(3)	Includes 15,247 unvested shares and 1,250 shares issuable upon exercise of options that are exercisable within 60 days of June 6, 2005.
(4)	Includes 22,870 unvested shares and 1,250 shares issuable upon exercise of options that are exercisable within 60 days of June 6, 2005.
(5)	Includes 15,649 shares issuable upon exercise of options that are exercisable within 60 days of June 6, 2005.
(6)	Includes 22,870 unvested shares and 9,381 shares issuable upon exercise of options that are exercisable within 60 days of June 6, 2005.
(7)	Includes 22,425 shares issuable upon exercise of options that are exercisable within 60 days of June 6, 2005.
(8)	Represents shares held by TowerBrook, as described in note (17). If the over-allotment option is exercised in full, the ownership percentage will decrease to 25.0%.
(9)	Includes 269,901 unvested shares and 2,880 shares issuable upon exercise of options that are exercisable within 60 days of June 6, 2005.

(10)	Includes 125,235 unvested shares and 8,467 shares issuable upon exercise of options that are exercisable within 60 days of June 6, 2005.
(11)	Includes 10,000 unvested shares.
(12)	Includes 2,400 unvested shares and 20,000 shares issuable upon exercise of options that are exercisable within 60 days of June 6, 2005.
(13)	Includes 5,840 unvested shares and 42,007 shares issuable upon exercise of options that are exercisable within 60 days of June 6, 2005.
(14)	Includes 145,709 unvested shares and 2,879 shares issuable upon exercise of options that are exercisable within 60 days of June 6, 2005.
(15)	Includes 2,400 unvested shares and 114,820 shares issuable upon exercise of options that are exercisable within 60 days of June 6, 2005. In April 2005, after considering Mr. Shah’s current role and responsibilities in the company, our board of directors determined that Mr. Shah was no longer an “executive officer” of the company.
(16)	Includes 1,017,558 unvested shares and 272,307 shares issuable upon exercise of options that are exercisable within 60 days of June 6, 2005.
(17)	This information is furnished in reliance on the Schedule 13D filed by TowerBrook Investors L.P. (f/k/a Soros Private Equity Investors L.P.) (“TowerBrook”) with the Securities and Exchange Commission on April 25, 2005. TowerBrook is a Delaware limited partnership. Its general partner is TCP General Partner L.P. (f/k/a SPEP General Partner LP), a Delaware limited partnership (“TCP GP”). An investment committee of TCP GP exercises exclusive decision-making authority with regard to the acquisition and disposition of, and voting power with respect to, investments by TowerBrook. TCP GP’s general partner is TowerBrook Capital Partners LLC, a Delaware limited liability company, whose controlling members are Neal Moszkowski and Ramez Sousou, who in such capacity may be deemed to have shared voting and dispositive power over securities held for the account of TowerBrook. Each of Mr. Moszkowski and Mr. Sousou disclaim beneficial ownership of such securities except to the extent of any pecuniary interest therein. If the over-allotment option is exercised in full, TowerBrook’s ownership percentage will decrease to 25.0%. The principal business address of TowerBrook is 888 Seventh Avenue, New York, NY 10106.
(18)	This information is furnished in reliance on the Schedule 13G filed by Waddell & Reed, Inc. (“WRI”) and other affiliated entities on February 8, 2005. WRI and the other affiliated entities reported that the securities are beneficially owned by one or more open-end investment companies or other managed accounts which are advised or sub-advised by Waddell & Reed Ivy Investment Company (“WRIICO”), an investment advisory subsidiary of Waddell & Reed Financial, Inc. (“WDR”) or Waddell & Reed Investment Management Company (“WRIMCO”), an investment advisory subsidiary of WRI. WRI is a broker-dealer and underwriting subsidiary of Waddell & Reed Financial Services, Inc., a parent holding company (“WRFSI”). In turn, WRFSI is a subsidiary of WDR, a publicly traded company. The investment advisory contracts grant WRIICO and WRIMCO all investment and/or voting power over securities owned by such advisory clients. The investment sub-advisory contracts grant WRIICO and WRIMCO investment power over securities owned by such sub-advisory clients and, in most cases, voting power. Any investment restriction of a sub-advisory contract does not restrict investment discretion or power in a material manner. The principal business address of WRI is 6300 Lamar Avenue, Overland Park, KS 66202.
(19)	Includes 28,167 unvested shares and 8,721 shares issuable upon exercise of options that are exercisable within 60 days of June 6, 2005.
(20)	Includes 11,765 unvested shares and 1,354 shares issuable upon exercise of options that are exercisable within 60 days of June 6, 2005.
(21)	Includes 43,058 unvested shares and 5,760 shares issuable upon exercise of options that are exercisable within 60 days of June 6, 2005.

DESCRIPTION OF CAPITAL STOCK
      The following description of our common stock and preferred stock and the relevant provisions of our certificate of incorporation and bylaws currently in effect are summaries and are qualified by reference to these documents. Forms have been filed with the Securities and Exchange Commission as exhibits to our registration statement, of which this prospectus forms a part.
      Our authorized capital stock consists of 100,000,000 shares of common stock, par value $.01 per share and 20,000,000 shares of preferred stock, par value $.01 per share.
Common Stock
      As of June 6, 2005, there were 39,120,131 shares of common stock outstanding.
      Holders of common stock are entitled to one vote per share on all matters submitted to a vote of stockholders. Holders of common stock do not have cumulative voting rights. Holders of common stock are entitled to receive dividends as may be declared from time to time by the board of directors out of funds legally available for the payment of dividends, subject to the preferences that apply to any outstanding preferred stock. See “Dividend Policy.” Upon our liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and after giving effect to the liquidation preference of any outstanding preferred stock. The common stock has no preemptive or conversion rights and no additional subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and nonassessable. The shares issued in this offering will be fully paid and nonassessable.
Preferred Stock
      Our certificate of incorporation authorizes the board of directors, without stockholder action, to designate and issue from time to time shares of preferred stock in one or more series. The board of directors may designate the price, rights, preferences and privileges of the shares of each series of preferred stock, which may be greater than the rights of the common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock upon the rights of holders of common stock until the board of directors determines the specific rights of the preferred stock. However, possible effects of issuing preferred stock with voting and conversion rights include:

•	restricting dividends on common stock;

•	diluting the voting power of common stock;

•	impairing the liquidation rights of the common stock;

•	delaying or preventing a change of control of us without stockholder action; and

•	harming the market price of common stock.
      Upon the closing of this offering, no shares of our preferred stock will be outstanding. We have no present plans to issue any shares of preferred stock.
Registration Rights
      After the completion of this offering, the holders of 12,240,668 shares of common stock, including TowerBrook, are entitled to demand registration rights requiring us to register the sale of their shares under the Securities Act of 1933, under the terms of an agreement between us and the holders of these shares. The holders of a majority of the shares held by TowerBrook or its affiliates are entitled to demand that we register their shares under the Securities Act, subject to various limitations. In addition, these holders are entitled to piggyback registration rights with respect to the registration of their shares under the Securities Act, subject to various limitations.

      In addition, after the completion of this offering, the holders of an additional 14,005,375 shares of common stock will be entitled to piggyback registration rights, subject to various limitations. Further, at any time after we become eligible to file a registration statement on Form S-3, these holders may require us to file registration statements on Form S-3 under the Securities Act with respect to their shares of common stock. These registration rights are subject to certain conditions and limitations, among them the right of the underwriters of an offering to limit the number of shares of common stock held by these holders with registration rights to be included in a registration. We are generally required to bear all of the expenses of all of these registrations, except underwriting discounts and selling commissions. Registration of any of the shares of common stock held by these holders with registration rights would result in shares becoming freely tradable without restriction under the Securities Act immediately upon effectiveness of such registration.
Delaware Anti-Takeover Law and Provisions in Our Charter and Bylaws
      Delaware Anti-Takeover Statute. We are subject to Section 203 of the Delaware General Corporation Law. In general, these provisions prohibit a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder, unless the transaction in which the person became an interested stockholder is approved in a manner presented in Section 203 of the Delaware General Corporation Law. Generally, a “business combination” is defined to include mergers, asset sales and other transactions resulting in financial benefit to a stockholder. In general, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years, did own, 15% or more of a corporation’s voting stock.
      Certificate of Incorporation. Our certificate of incorporation provides that:

•	our board of directors may issue, without further action by the stockholders, up to 20,000,000 shares of undesignated preferred stock;

•	any action to be taken by our stockholders must be effected at a duly called annual or special meeting and not by a consent in writing;

•	our board of directors shall be divided into three classes, with each class serving for a term of three years;

•	vacancies on the board, including newly created directorships, can be filled for the remainder of the relevant term by a majority of the directors then in office;

•	our directors may be removed only for cause.
      Bylaws. Our bylaws provide that stockholders seeking to bring business before an annual meeting of stockholders or to nominate candidates for election as directors at an annual meeting of stockholders, must provide timely notice to use in writing. To be timely, a stockholder’s notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the anniversary date of the immediately preceding annual meeting of stockholders. In the event that the annual meeting is called for a date that is not within 30 days before or 60 days after the anniversary date, in order to be timely notice from the stockholder must be received:

•	not earlier than 120 days prior to the annual meeting of stockholders; and

•	not later than 90 days prior to the annual meeting of stockholders or the tenth day following the date on which notice of the annual meeting was made public.
      In the case of a special meeting of stockholders called for the purpose of electing directors, notice by the stockholder, in order to be timely, must be received:

•	not earlier than 120 days prior to the special meeting; and

•	not later than 90 days prior to the special meeting or the close of business on the tenth day following the day on which public disclosure of the date of the special meeting was made.

      Our bylaws also specify requirements as to the form and content of a stockholder’s notice. These provisions may preclude stockholders from bringing matters before an annual or special meeting of stockholders or from making nominations for directors at an annual or special meeting of stockholders or from making nominations for directors at an annual or special meeting of stockholders. In addition, our amended and restated certificate of incorporation permits our board of directors to amend or repeal our amended and restated bylaws by majority vote, but requires a two-thirds supermajority vote of stockholders to amend or repeal our amended and restated bylaws.
      The provisions in our certificate of incorporation and our bylaws are intended to enhance the likelihood of continuity and stability in the composition of the board of directors and in the policies formulated by the board of directors and to discourage certain types of transactions that may involve an actual or threatened change of control of WellCare. These provisions also are designed to reduce our vulnerability to an unsolicited proposal for a takeover of WellCare that does not contemplate the acquisition of all of its outstanding shares or an unsolicited proposal for the restructuring or sale of all or part of WellCare. These provisions, however, could discourage potential acquisition proposals and could delay or prevent a change in control of WellCare. They may also have the effect of preventing changes in our management.
Transfer Agent
      The transfer agent and registrar for our common stock is EquiServe Trust Company, N.A.
Listing
      Our common stock is listed on the New York Stock Exchange under the symbol “WCG.”

SHARES ELIGIBLE FOR FUTURE SALE
      We cannot predict the effect, if any, that the sale of our common stock or the availability of shares of common stock for sale will have on the market price prevailing from time to time. Nevertheless, sales of substantial amounts of common stock in the public market following the offering could adversely affect the market price of the common stock and adversely affect our ability to raise capital at a time and on terms favorable to us.
Sale of Restricted Shares
      We have 39,120,131 shares of common stock outstanding. Of these shares of common stock, the 6,500,000 shares of common stock being sold in this offering, plus any shares sold upon exercise of the underwriters’ over-allotment option, will be freely tradeable without restriction under the Securities Act, except for any such shares which may be held or acquired by an “affiliate” of ours, as that term is defined in Rule 144 under the Securities Act, which shares will be subject to the volume limitations and other restrictions of Rule 144 described below. Approximately 15,778,947 shares of common stock held by our existing stockholders upon completion of the offering will be “restricted securities,” as that phrase is defined in Rule 144, and may not be resold in the absence of registration under the Securities Act or pursuant to an exemption from such registration, including among others, the exemptions provided by Rule 144 or 144(k) under the Securities Act, which rules are summarized below. Taking into account the lock-up agreements described below and the provisions of Rule 144, additional shares will be available for sale in the public market as follows:

•	1,306,079 shares not subject to lock-up agreements will be available for sale on July 7, 2005 pursuant to Rule 144; and

•	13,689,079 shares will be available for sale 90 days after the date of this prospectus, the expiration date for the lock-up agreements entered into in connection with this offering, pursuant to Rule 144.
      In general, under Rule 144 as currently in effect, a person who has beneficially owned shares for at least one year, including an “affiliate,” as that term is defined in the Securities Act, is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of:

•	one percent of the then outstanding shares of our common stock (approximately 391,201 shares); or

•	the average weekly trading volume during the four calendar weeks preceding filing of notice of such sale.
      Sales under Rule 144 are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us. A stockholder who is deemed not to have been an “affiliate” of ours at any time during the 90 days preceding a sale, and who has beneficially owned restricted shares for at least two years, would be entitled to sell such shares under Rule 144(k) without regard to the volume, limitations, manner of sale provisions or public information requirements.
      We have granted options to purchase shares of our common stock under our equity plans. As of June 6, 2005, options to purchase an aggregate of 2,659,120 shares of our common stock were outstanding, of which 416,734 were vested and exercisable at a weighted average exercise price of $5.95 per share.
      We have filed an S-8 registration statement under the Securities Act to register shares of common stock reserved for issuance under our 2002 Employee Option Plan, our 2004 Equity Incentive Plan, our 2005 Employee Stock Purchase Plan, certain option agreements granted outside of our equity plans prior to our initial public offering and our 2005 ESPP. Such registration statement was automatically effective immediately upon filing. Any shares issued upon the exercise of such stock options or following purchase under the 2005 ESPP will be eligible for immediate public sale, subject to the lock-up agreements noted below. See “Management — Employee Benefit Plans.”

Lock-up Arrangements
      Our executive officers, directors and certain other stockholders have agreed not to sell or otherwise dispose of any shares of common stock that they beneficially own for a period of 90 days after the date of this offering (except that, in the case of one non-management stockholder, such stockholder will be permitted to sell up to 200,000 shares during such lock-up period) without the prior written consent of Morgan Stanley & Co. Incorporated, on behalf of the underwriters. Upon the expiration of these lock-up agreements, additional shares will be available for sale in the public market.
Registration Rights
      After completion of this offering, the holders of approximately 12,240,668 shares of our common stock will be entitled to certain rights with respect to the registration of such shares under the Securities Act. See “Description of Capital Stock — Registration Rights.” Under the terms of our agreement with TowerBrook and certain other stockholders, including Todd Farha, our president and chief executive officer, we are not obligated to file a Form S-1 Registration Statement until 180 days following the date of this prospectus. Additionally, all holders with demand registration rights have agreed not to exercise their rights until 90 days following the date of this prospectus without the prior written consent of Morgan Stanley & Co. Incorporated, on behalf of the underwriters.

CERTAIN UNITED STATES TAX CONSEQUENCES
TO NON-UNITED STATES HOLDERS
      The following is a general discussion of the material U.S. federal income and estate tax consequences of the ownership and disposition of our common stock by a non-U.S. holder. As used in this discussion, the term “non-U.S. holder” means a beneficial owner of our common stock that is not, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation created or organized in or under the laws of the United States or any political subdivision of the United States;

•	an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•	a trust, in general, if (i) a U.S. court is able to exercise primary supervision over the administration of the trust, and one or more United States persons have the authority to control all substantial decisions of the trust, or (ii) the trust has a valid election in effect under Treasury regulations to be treated as a United States person.
      If an entity classified as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner generally will depend on the status of the partner and the activities of the partnership. If you are a partnership holding our common stock, or a partner in such a partnership, you should consult your tax advisers.
      An individual may be treated as a resident of the United States in any calendar year for U.S. federal income tax purposes, instead of a nonresident, by, among other ways, being present in the United States on at least 31 days in that calendar year and for an aggregate of at least 183 days during the current calendar year and the two immediately preceding calendar years. For purposes of this calculation, you would count all of the days present in the current year, one-third of the days present in the immediately preceding year and one-sixth of the days present in the second preceding year. Residents are taxed for U.S. federal income purposes as if they were U.S. citizens.
      This discussion does not consider:

•	U.S. state and local or non-U.S. tax consequences;

•	specific facts and circumstances that may be relevant to a particular non-U.S. holder’s tax position, including, if the non-U.S. holder is a partnership, that the U.S. tax consequences of holding and disposing of our common stock may be affected by certain determinations made at the partner level;

•	the tax consequences to the stockholders or beneficiaries of a non-U.S. holder;

•	special tax rules that may apply to particular non-U.S. holders, including financial institutions, insurance companies, tax-exempt organizations, U.S. expatriates, broker-dealers and traders in securities; or

•	special tax rules that may apply to a non-U.S. holder that holds our common stock as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or other integrated investment.
      The following discussion is based on provisions of the U.S. Internal Revenue Code of 1986, as amended, applicable U.S. Treasury regulations and administrative and judicial interpretations, all as in effect on the date of this prospectus, and all of which are subject to change, retroactively or prospectively. The following discussion also assumes that a non-U.S. holder holds our common stock as a capital asset. EACH NON-U.S. HOLDER SHOULD CONSULT ITS TAX ADVISER REGARDING THE U.S. FEDERAL, STATE, LOCAL, AND NON-U.S. INCOME AND OTHER TAX CONSEQUENCES OF ACQUIRING, HOLDING AND DISPOSING OF SHARES OF OUR COMMON STOCK.

Dividends
      The gross amount of dividends paid to a non-U.S. holder of our common stock ordinarily will be subject to withholding of U.S. federal income tax at a 30% rate, or at a lower rate if an applicable income tax treaty so provides and we have received proper certification of the application of that treaty.
      Dividends that are effectively connected with a non-U.S. holder’s conduct of trade or business in the United States and, if provided in an applicable income tax treaty, attributable to a permanent establishment or fixed base in the United States, are not subject to the U.S. federal withholding tax but instead are taxed in the manner applicable to United States persons. In that case, we will not have to withhold U.S. federal withholding tax provided the non-U.S. holder complies with applicable certification and disclosure requirements. In addition, dividends received by a foreign corporation that are effectively connected with the conduct of trade or business in the United States may be subject to a branch profits tax at a 30% rate, or at a lower rate if provided by an applicable income tax treaty.
      Non-U.S. holders should consult their tax advisers regarding their entitlement to benefits under an applicable income tax treaty and the manner of claiming the benefits of the treaty. A non-U.S. holder that is eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim for a refund with the IRS.
Gain on Disposition of Common Stock
      A non-U.S. holder generally will not be taxed on gain recognized on a disposition of our common stock unless:

•	the non-U.S. holder is an individual who holds our common stock as a capital asset, is present in the United States for 183 days or more during the taxable year of the disposition and meets certain other conditions;

•	the gain is effectively connected with the non-U.S. holder’s conduct of trade or business in the United States and, in some instances if an income tax treaty applies, is attributable to a permanent establishment or fixed base maintained by the non-U.S. holder in the United States; or

•	we are or have been a “United States real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition and the period that the non-U.S. holder held our common stock.
We have determined that we are not, and we believe we will not become, a United States real property holding corporation.
      An individual non-U.S. holder described in the first bullet point immediately above is taxed on his gains (including gain from the sale of our common stock, net of applicable U.S. losses incurred on sales or exchanges of other capital assets during the year) at a flat rate of 30%. Other non-U.S. holders who may be subject to U.S. federal income tax on the disposition of our common stock will be taxed on the disposition in the same manner in which citizens or residents of the United States would be taxed.
Federal Estate Tax
      Common stock owned or treated as owned by an individual who is not a U.S. citizen will be included in the individual’s gross estate for U.S. federal estate tax purposes and may be subject to U.S. federal estate tax unless an applicable estate tax treaty provides otherwise. U.S. federal legislation enacted in the spring of 2001 provides for reductions in the U.S. federal estate tax through 2009 and the elimination of the tax entirely in 2010. Under the legislation, the U.S. federal estate tax would be fully reinstated, as in effect prior to the reductions, in 2011.

Information Reporting and Backup Withholding
      Non-U.S. holders may be subject to U.S. information reporting requirements and backup withholding with respect to dividends paid on our common stock unless such non-U.S. holder provides a Form W-8BEN (or satisfies certain documentary evidence requirements for establishing that they are not United States persons) or otherwise establish an exemption.
      Information reporting and backup withholding also generally will not apply to a payment of the proceeds of a sale of common stock effected outside the United States by a foreign office of a foreign broker. However, information reporting requirements (but not backup withholding) will apply to a payment of the proceeds of a sale of common stock effected outside the United States by a foreign office of a broker if the broker (i) is a United States person, (ii) derives 50% or more of its gross income for certain periods from the conduct of trade or business in the United States, (iii) is a “controlled foreign corporation” as to the United States or (iv) is a foreign partnership that, at any time during its taxable year, is more than 50% (by income or capital interest) owned by United States persons or is engaged in the conduct of a U.S. trade or business, unless in any such case the broker has documentary evidence in its records that the holder is a non-U.S. holder and certain conditions are met, or the holder otherwise establishes an exemption. Payment by a U.S. office of a broker of the proceeds of a sale of common stock will be subject to both backup withholding and information reporting unless the holder certifies under penalties of perjury that it is not a United States person or otherwise establishes an exemption.
      NON-U.S. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISERS REGARDING THE APPLICATION OF THE INFORMATION REPORTING AND BACKUP WITHHOLDING RULES TO THEM.

UNDERWRITERS
      Under the terms and subject to the conditions contained in the underwriting agreement dated June 29, 2005, the underwriters named below, for whom Morgan Stanley & Co. Incorporated, Lehman Brothers Inc., SG Cowen & Co., LLC, UBS Securities LLC and Wachovia Capital Markets, LLC are acting as representatives, have severally agreed to purchase, and the selling stockholders have agreed to sell to them, severally, the number of shares of common stock indicated below:

Name	Number of Shares

Morgan Stanley & Co. Incorporated	2,925,000
Lehman Brothers Inc.	975,000
SG Cowen & Co., LLC	975,000
UBS Securities LLC	975,000
Wachovia Capital Markets, LLC	650,000

Total	6,500,000

      The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering the shares of common stock subject to their acceptance of the shares from the selling stockholders and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of our common stock offered by this prospectus are subject to the approval of legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.
      The underwriters initially propose to offer part of the shares of common stock directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $1.096 a share under the offering price. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives.
      TowerBrook has granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of 975,000 shares of our common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to limited conditions, to purchase approximately the same percentage of the additional shares as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares listed next to the names of all underwriters in the preceding table.
      The following table summarizes the compensation and estimated expenses we will pay in connection with this offering:

	Per Share		Total

	Without	With	Without	With
	Over-allotment	Over-allotment	Over-allotment	Over-allotment

Underwriting discounts and commissions paid by the selling stockholders	$1.6863	$1.6863	$10,960,950	$12,605,093
Expenses payable by us	$0.14	$0.12	$900,000	$900,000
      We estimate that the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $900,000.
      Our common stock is listed on the NYSE under the symbol “WCG.”

      Each of us, our directors, executive officers and certain other stockholders has agreed that, with the exception of the common stock being offered pursuant to this prospectus and without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters, each of us will not, during the period ending 90 days after the date of this prospectus:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock, whether any transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise.
      The restrictions described in the preceding paragraph do not apply to:

•	the sale of shares to the underwriters;

•	the issuance by us of shares of common stock upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus of which the underwriters have been advised in writing or which is described in this prospectus;

•	the grant of options or the issuance of shares of common stock by us to employees, officers, directors, advisors or consultants pursuant to any employee benefit plan described in this prospectus;

•	the filing of any registration statement on Form S-8 in respect of any employee benefit plan described in this prospectus;

•	transaction by any person other than us relating to shares of common stock or other securities acquired in open market transactions after the completion of the offering of the shares;

•	certain distributions or transfers to limited partners, stockholders or affiliates and certain gratuitous transfers by any person other than us to family member, trusts and/or controlled entities of such person in connection with estate planning or charitable contributions, provided that each transferee also agrees to the restrictions described above; or

•	the establishment of a trading plan pursuant to Rule 10b5-1 under the Securities Exchange Act of 1934, provided that no transfers occur under such plan during the 90 day lock-up period.
      In order to facilitate the offering of our common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of our common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position in our common stock for their own account. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in the offering. In addition, in order to cover any over-allotments or to stabilize the price of our common stock, the underwriters may bid for, and purchase, shares of our common stock in the open market. Finally, the underwriting syndicate may also reclaim selling concessions allowed to an underwriter or a dealer for distributing our common stock in the offering, if the syndicate repurchases previously distributed shares of our common stock to cover syndicate short positions or to stabilize the price of the common stock. Any of these activities may stabilize or maintain the market price of our common stock above independent market levels. The underwriters are not required to engage in these activities, and may end any of these activities at any time.
      We, the selling stockholders, and the underwriters have each agreed to indemnify each other against specified liabilities, including liabilities under the Securities Act.
      Morgan Stanley Senior Funding, Inc., an affiliate of Morgan Stanley & Co. Incorporated, is one of the financial institutions that provided our term loan and revolving credit facilities. Wachovia Bank, National Association, an affiliate of Wachovia Capital Markets, LLC, is one of the financial institutions that provided our revolving credit facility. UBS Loan Finance LLC, an affiliate of UBS Securities LLC, and Société Generale, an affiliate of SG Cowen & Co., LLC, are among the financial institutions that provided our term loan.
LEGAL MATTERS
      Certain legal matters in connection with the offering will be passed upon for us and certain of the selling stockholders by Hogan & Hartson L.L.P., for TowerBrook Investors L.P., one of the selling stockholders, by Kirkland & Ellis LLP, New York, New York, and for the underwriters by Ropes & Gray LLP, Boston, Massachusetts.
EXPERTS
      The financial statements as of December 31, 2004 and 2003, and for each of the two years in the period ended December 31, 2004, and for the five-month period ended December 31, 2002, and the Predecessor’s combining financial statements for the seven-month period ended July 31, 2002 included in this prospectus and the related financial statement schedules included elsewhere in the registration statement have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports appearing herein and elsewhere in the registration statement, and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.
ADDITIONAL INFORMATION
      We maintain a website at www.wellcare.com. Information contained on our website is not incorporated by reference into this prospectus, and you should not consider information contained on our website to be part of this prospectus.
      We have filed with the SEC a registration statement on Form S-1 (including the exhibits, schedules, and amendments to the registration statement) under the Securities Act with respect to the shares of common stock offered by this prospectus. This prospectus does not contain all the information set forth in the registration statement. For further information with respect to us and the shares of common stock to be sold in this offering, we refer you to the registration statement. Statements contained in this prospectus as to the contents of any contract, agreement or other document to which we make reference are not necessarily complete. In each instance, we refer you to the copy of such contract, agreement or other document filed as an exhibit to the registration statement, each such statement being qualified in all respects by the more complete description of the matter involved.
      We file periodic and current reports, proxy statements, and other information with the SEC. You may read and copy this information at the Public Reference Room of the SEC located at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. Copies of all or any part of the registration statement may be obtained from the SEC’s offices upon payment of fees prescribed by the SEC. The SEC maintains an Internet site that contains periodic and current reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of the SEC’s website is www.sec.gov.

INDEX TO FINANCIAL STATEMENTS
WELLCARE HEALTH PLANS, INC.
 FINANCIAL STATEMENTS FOR AND AS OF THE THREE MONTHS ENDED MARCH 31, 2005
 FINANCIAL STATEMENTS FOR AND AS OF YEARS ENDED DECEMBER 31, 2004 AND 2003

Report of Independent Registered Public Accounting Firm	F-11
Consolidated Balance Sheets as of December 31, 2004 and 2003	F-12
 Consolidated and Combined Statements of Income for the years ended December 31, 2004 and 2003 and five-month period ended December 31, 2002, and Combined Predecessor Statements of Income for the seven-month period ended July 31, 2002
F-13
 Consolidated Statements of Changes in Members’ Equity and Comprehensive Income for the years ended December 31, 2004 and 2003 and the period from May 8, 2002 (date of inception) to December 31, 2002, and Combined Predecessor Statements of Changes in Stockholders’ Equity and Comprehensive Income for the seven-month period ended July 31, 2002
F-14
 Consolidated Statements of Cash Flows for the years ended December 31, 2004 and 2003 and five-month period ended December 31, 2002, and Combined Predecessor Statements of Cash Flows for the seven-month period ended July 31, 2002
F-15
Notes to Consolidated and Combined Financial Statements	F-16
 WELLCARE HEALTH PLANS, INC. PRO FORMA

Pro Forma Unaudited Statements of Income	F-42
Pro Forma Unaudited Statements of Income for the three months ended March 31, 2004 and year ended December 31, 2004	F-43
Notes to Pro Forma Unaudited Statements of Income	F-45

WELLCARE HEALTH PLANS, INC.
CONDENSED CONSOLIDATED BALANCE SHEET
(Unaudited, in thousands, except share data)

March 31,
2005

Assets
Current Assets:
Cash and cash equivalents	$340,745
Investments	173,746
Premiums and other receivables, net	44,534
Prepaid expenses and other current assets	5,512
Income taxes receivable	—
Deferred income taxes	18,123

Total current assets	582,660
Property and equipment, net	13,943
Goodwill	180,848
Other intangibles, net	24,140
Restricted investment assets	31,502
Other assets	256

Total Assets	$833,349

Liabilities and Stockholders’ Equity
Current Liabilities:
Medical benefits payable	$206,931
Unearned premiums	64,453
Accounts payable and accrued expenses	34,474
Income taxes payable	5,631
Current portion of long-term debt	1,600

Total current liabilities	313,089
Notes payable to related party	25,000
Long-term debt	156,541
Deferred income taxes	15,588
Other liabilities	2,743

Total Liabilities	512,961

Commitments and Contingencies (see Note 4)
Stockholders’ Equity:
Preferred Stock, $0.01 par value (20,000,000 authorized, no shares issued or outstanding)
Common Stock, $0.01 par value (100,000,000 authorized and 38,768,293 shares issued and outstanding)	388
Paid-in capital	231,912
Retained earnings	88,084
Accumulated other comprehensive income	4

Total Stockholders’ Equity	320,388

Total Liabilities and Stockholders’ Equity	$833,349

See notes to condensed consolidated financial statements.

WELLCARE HEALTH PLANS, INC.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(Unaudited, in thousands, except per share and unit data)

	Three Months
	Ended
	March 31,

	2005	2004

Revenues:
Premium	$415,866	$301,250
Investment and other income	3,015	586

Total revenues	418,881	301,836

Expenses:
Medical benefits	344,926	251,435
Selling, general and administrative	51,248	36,791
Depreciation and amortization	2,042	1,659
Interest	3,205	2,265

Total expenses	401,421	292,150

Income before income taxes	17,460	9,686
Income tax expense	6,820	3,864

Net income	$10,640	5,822

Class A common unit yield		(1,571)

Net income attributable to common units		$4,251

Net income per share (see Note 1):
Net income per share — basic	$0.29
Net income per share — diluted	$0.27
Net income attributable per common unit (see Note 1):
Net income attributable per common unit — basic		$0.15
Net income attributable per common unit — diluted		$0.13
Pro forma net income per common share (see Note 1) (unaudited):
Pro forma net income per common share — basic (unaudited)		$0.19
Pro forma net income per common share — diluted (unaudited)		$0.16
See notes to condensed consolidated financial statements.

WELLCARE HEALTH PLANS, INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited, in thousands)

	Three Months Ended
	March 31,

	2005	2004

Cash from operating activities:
Net income	$10,640	$5,822
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization expense	2,042	1,659
Realized gains on investments	7	—
Equity-based compensation expense	719	260
Accreted interest	40	277
Deferred taxes, net	(1,991)	(909)
Provision for doubtful receivables	—	1,416
Changes in operating accounts, net of effect of acquisition:
Premiums and other receivables	7,636	(5,347)
Prepaid expenses and other current assets	590	(769)
Medical benefits payable	16,336	106
Unearned premiums	1,004	(24,215)
Accounts payable and accrued expenses	(1,169)	(4,675)
Accrued interest	257	(1,514)
Taxes payable	7,246	3,732
Other liabilities	(53)	—

Net cash provided by (used in) operations	43,304	(24,157)

Cash from investing activities:
Proceeds from sale and maturities of investments, net	25,174	48
Purchases of investments	(123,405)	(5,201)
Purchases and dispositions of restricted investments	(29)	(4,847)
Additions to property and equipment, net	(2,098)	(774)

Net cash used in investing activities	(100,358)	(10,774)

Cash from financing activities:
Proceeds from options	572	—
Payments on debt	(400)	(3,591)

Net cash provided by (used in) financing activities	172	(3,591)

Cash and cash equivalents:
Decrease during period	(56,882)	(38,522)
Balance at beginning of period	397,627	237,321

Balance at end of period	$340,745	$198,799

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION —
Cash paid for taxes	$1,571	$1,040

Cash paid for interest	$2,643	$2,002

See notes to condensed consolidated financial statements.

WELLCARE HEALTH PLANS, INC.
(SUCCESSOR TO WELLCARE HOLDINGS, LLC)
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except member, share and unit data)

1.	ORGANIZATION, BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
      WellCare Health Plans, Inc., a Delaware corporation (the “Company”), provides managed care services targeted exclusively to government-sponsored healthcare programs, focusing on Medicaid and Medicare. Through its health plans, the Company offers a diverse array of products, primarily Medicaid and related state programs, such as the State Children’s Health Insurance Program (“S-CHIP”), and Medicare programs, serving approximately 765,000 members as of March 31, 2005. Through its health maintenance organization (“HMO”) subsidiaries, the Company operates in the states of Florida, Illinois, Indiana, New York, Connecticut, Louisiana and Georgia.

History
      WellCare Holdings, LLC (“Holdings”), a Delaware limited liability corporation, was formed in May 2002 for the purpose of acquiring various subsidiaries that operate health plans focused on government programs in various states. Holdings began operating in August 2002 in conjunction with the acquisition of its indirect operating subsidiaries and did not have any activity from May 2002 through July 2002. The Company, formerly known as WellCare Group, Inc., became the successor to Holdings following a reorganization (the “Reorganization”) that took place immediately prior to the closing of the Company’s initial public offering in July 2004. The Reorganization was effected through a merger of Holdings with and into the Company, a wholly-owned subsidiary of Holdings. The Company issued an aggregate of 29,735,757 shares of the Company’s common stock in exchange for all of the outstanding membership interests in Holdings, plus accrued yields, pursuant to the merger. Upon consummation of the merger, the Company changed its name to WellCare Health Plans, Inc.
      In July 2004, the Company completed its initial public offering, at a price of $17 per share. The offering resulted in net proceeds to the Company of approximately $112.3 million.
      In December 2004, the Company completed a follow-on public offering of common stock whereby 6,000,000 shares were sold by selling stockholders and 1,500,000 shares were sold by the Company. The Company received net proceeds of $44.9 million from this offering.

Basis of Presentation
      The accompanying unaudited condensed consolidated interim financial statements should be read in conjunction with the consolidated and combined financial statements and notes thereto for the fiscal year ended December 31, 2004 included in the Company’s Annual Report on Form 10-K filed with the Securities and Exchange Commission (the “SEC”) on February 15, 2005 (the “2004 Form 10-K”). In the opinion of the Company’s management, the interim financial statements reflect all normal recurring adjustments which the Company considers necessary for the fair presentation of the financial position and results of operations and cash flows for the interim periods presented. The interim financial statements included herein have been prepared in accordance with accounting principles generally accepted in the United States of America and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. Results for the interim periods presented are not necessarily indicative of results that may be expected for the entire year or any other interim period.

WELLCARE HEALTH PLANS, INC.
(SUCCESSOR TO WELLCARE HOLDINGS, LLC)
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Certain 2004 amounts in the consolidated financial statements have been reclassified to conform to the 2005 presentation. These reclassifications have no effect on net income, total assets, liabilities or stockholders’ equity as previously reported.

Earnings Per Common Share
      Basic net income per common share is computed by dividing the net income for the period by the weighted average number of shares of common stock outstanding during the period. Diluted net income per common share is computed by dividing the net income for the period by the weighted average number of shares of common stock outstanding during the period, plus other potentially dilutive securities.
     Earnings Attributable Per Common Unit
      Basic net income attributable per unit is computed by dividing the net income less the Class A common unit yield for the period by the weighted average number of units outstanding during the period, less units outstanding. Diluted net income attributable per unit is computed by dividing the net income for the period less the Class A common unit yield by the weighted average number of units outstanding during the period, plus, other potentially dilutive securities, including the unvested units.
      Holdings’ historic capital structure is not indicative of the Company’s current structure due to the automatic conversion of all units of Holdings into common stock of the Company immediately prior to the closing of the Company’s initial public offering. Accordingly, historic basic and diluted net income attributable per common unit should not be used as an indicator of the future earnings per common share. The pro forma information in the condensed consolidated statements of income assumes conversion of all outstanding units of Holdings into shares of the Company’s common stock resulting from the completion of the initial public offering as if it had occurred at the beginning of all periods presented. Pro forma net income per share is computed using the weighted average number of common shares outstanding, including the pro forma effects of automatic conversion of all outstanding common units into shares of the Company’s common stock effective immediately prior to the closing of the Company’s initial public offering on July 7, 2004.
      The components of total shares outstanding at March 31, 2005 and December 31, 2004, are as follows:

	March 31,	December 31,
	2005	2004

Common Shares Outstanding	34,789,662	34,681,436
Vested restricted shares	2,665,598	2,432,280
Unvested restricted shares	1,313,033	1,476,939
Options outstanding	2,363,882	2,415,075

Total Shares outstanding including options	41,132,175	41,005,730

WELLCARE HEALTH PLANS, INC.
(SUCCESSOR TO WELLCARE HOLDINGS, LLC)
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The following table illustrates the effect on net income and net income attributable per common unit as if the fair value based method had been applied to all awards:

	Three Months
	Ended
	March 31,

	2005	2004

	(unaudited)
Net income, as reported	$10,640	$5,822
Reconciling items (net of tax effects):
Add: equity-based employee compensation expense determined under the intrinsic-value based method for all awards	438	154
Deduct: equity-based employee compensation expense determined under the fair-value based method for all awards	(2,093)	(487)

Net adjustment	(1,655)	(333)

Net income, as adjusted	$8,985	$5,489

Class A common unit yield		(1,571)

Adjusted net income attributable to common units		$3,918

Net income per common share:
Basic — as reported	$0.29
Basic — as adjusted	$0.24
Diluted — as reported	$0.27
Diluted — as adjusted	$0.23
Net income attributable per common unit:
Basic — as reported		$0.15
Basic — as adjusted		$0.14
Diluted — as reported		$0.13
Diluted — as adjusted		$0.12
      The Company has equity-based compensation plans for the benefit of its eligible associates, consultants and directors. The Company accounts for equity-based compensation under Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees.” The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards (“SFAS”) No. 123, “Accounting for Stock-Based Compensation,” and SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure.”

WELLCARE HEALTH PLANS, INC.
(SUCCESSOR TO WELLCARE HOLDINGS, LLC)
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The following table presents the calculation of net income per common share — basic and diluted and net income attributable per common unit — basic and diluted:

	Three Months Ended
	March 31,

	2005	2004

	(unaudited)
Numerator:
Net income — basic and diluted	$10,640	$5,822

Class A common unit yield		(1,571)

Net income attributable to common unit		$4,251

Denominator
Weighted average common shares outstanding — basic	37,250,621
Adjustment for unvested restricted common shares	1,394,423
Dilutive effect of stock options (as determined by the treasury stock method)	832,044

Weighted average common shares outstanding — diluted	39,477,088

Weighted average units outstanding — basic		27,613,922
Adjustment for unvested outstanding Class C common units and equity options issued		4,606,674

Weighted average units outstanding — diluted		32,220,596

Pro forma weighted average shares outstanding — basic		22,454,244

Pro forma weighted average shares outstanding — diluted		26,200,158

Net income per common share:
Net income per common share — basic	$0.29
Net income per common share — diluted	$0.27
Net income attributable per common unit:
Net income attributable per common unit — basic		$0.15
Net income attributable per common unit — diluted		$0.13
Pro forma net income per common share:
Pro forma net income per common share — basic		$0.19
Pro forma net income per common share — diluted		$0.16

2.	BUSINESS ACQUISITION
      In June 2004, the Company acquired Harmony Health Systems, Inc. and its subsidiaries, (collectively, “Harmony”) pursuant to the terms of a merger agreement entered into in March 2004, for $50,296, including acquisition costs of $1,609. The results of Harmony’s operations have been included in the condensed consolidated financial statements since the acquisition date.

WELLCARE HEALTH PLANS, INC.
(SUCCESSOR TO WELLCARE HOLDINGS, LLC)
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The following unaudited pro forma summary information presents the consolidated income statement information for the three-month period ended March 31, 2004 as if the acquisition had been consummated on January 1, 2004, and does not purport to be indicative of what would have occurred had the acquisition been completed at that date or the results that may occur in the future.

Three Months
Ended
March 31,
2004

Premium Revenue	$332,935

Net Income	$6,161

Net income attributable per common unit — basic	$0.17

Net income attributable per common unit — diluted	$0.16

3.     SEGMENT REPORTING
      The Company has two reportable segments: Medicaid and Medicare. The segments were determined based upon the type of governmental administration, regulation and funding of the health plans. Segment performance is evaluated based upon earnings from operations without corporate allocations. Accounting policies of the segments are consistent with those applied at the December 31, 2004 year end.
      The Medicaid segment includes operations to provide healthcare services to recipients that are eligible for state supported programs including Medicaid and family and children’s health programs. The Medicare segment includes operations to provide healthcare services to recipients who are eligible for the federally supported Medicare program. The Company no longer operates a commercial line of business.
      Asset, liability and equity amounts by segment have not been disclosed, as they are not reported by segment internally by the Company.

	Three Months Ended
	March 31,

	2005	2004

Premium revenue:
Medicaid	$309,210	$216,120
Medicare	106,656	84,560
Corporate and other	—	570

Total	415,866	301,250

Medical benefits expense:
Medicaid	257,996	183,062
Medicare	86,930	67,969
Corporate and other	—	404

Total	344,926	251,435

Gross profit:
Medicaid	51,214	33,058
Medicare	19,726	16,591
Corporate and other	—	166

Total	$70,940	$49,815

WELLCARE HEALTH PLANS, INC.
(SUCCESSOR TO WELLCARE HOLDINGS, LLC)
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
4.     COMMITMENTS AND CONTINGENCIES
      The Company is a party to legal proceedings in the ordinary course of business. The Company does not believe these proceedings, individually or in the aggregate, will have a material adverse effect on its financial position, results of operations or cash flows. The Company believes that it has obtained adequate insurance or rights to indemnification or, where appropriate, has established adequate reserves in connection with these legal proceedings.
5.     INCOME TAXES
      The Company uses the asset and liability method of accounting for income taxes. At March 31, 2005, net deferred tax assets were approximately $2,535. In assessing the realizability of deferred tax assets, management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies. The Company expects the deferred tax assets to be realized through the generation of future taxable income and the reversal of existing taxable temporary differences.
6.     CREDIT AGREEMENT
      In May 2004, the Company and certain subsidiaries entered into a credit agreement (the “Credit Agreement”) and obtained two new credit facilities, consisting of a senior secured term loan facility in the amount of $160,000 and a revolving credit facility in the amount of $50,000, of which $10,000 is available for short-term borrowings on a swingline basis. Interest is payable quarterly, currently at the six month LIBOR rate option of 6.49%. The term loan matures in May 2009, and the revolving credit facility will mature in May 2008. The revolving credit facility has not been utilized.
      The Credit Agreement contains various restrictive covenants which limit, among other things, the Company’s ability to incur indebtedness and liens and to enter into business combination transactions. In addition, the Company must maintain certain fixed charge and leverage ratios. The Company believes that it is in compliance with all the financial and non-financial covenants at March 31, 2005.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Stockholders of
WellCare Health Plans, Inc.
Tampa, Florida
      We have audited the accompanying consolidated balance sheets of WellCare Health Plans, Inc. (the Company) as of December 31, 2004 and 2003, and the related consolidated statements of income, of changes in stockholders’ and members’ equity, and of cash flows for the years ended December 31, 2004 and 2003 and the five-month period ended December 31, 2002, and the combined statements of income, of changes in stockholders’ equity, and of cash flows for the seven-month period ended July 31, 2002 of The WellCare Management Group, Inc. and subsidiaries, Well Care HMO, Inc., HealthEase of Florida, Inc., Comprehensive Health Management, Inc. and Comprehensive Health Management of Florida, L.C.; these companies are under common ownership and common management (the Predecessor). Our audits also included the financial statement schedules listed in the Index at Item 15. These financial statements and financial statement schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements and financial statement schedules based on our audits.
      We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, such consolidated and combined financial statements present fairly, in all material respects, the consolidated financial position of WellCare Health Plans, Inc. as of December 31, 2004 and 2003, and the results of their operations and their cash flows for the years ended December 31, 2004 and 2003 and the five-month period ended December 31, 2002, and the Predecessor combined results of operations and cash flows for the seven-month period ended July 31, 2002, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedules, when considered in relation to the basic consolidated and combined financial statements taken as a whole, present fairly in all material respects the information set forth therein.
/S/ DELOITTE & TOUCHE LLP
Certified Public Accountants
Tampa, Florida
February 10, 2005

WELLCARE HEALTH PLANS, INC.
CONSOLIDATED BALANCE SHEETS
(Dollars in thousands, except share and unit data)

	December 31,	December 31,
	2004	2003

Assets
Current Assets:
Cash and cash equivalents	$397,627	$237,321
Investments	75,515	33,778
Premiums and other receivables, net	52,170	12,792
Prepaid expenses and other current assets	6,119	3,663
Income taxes receivable	1,615	—
Deferred income taxes	15,362	12,036

Total current assets	548,408	299,590
Property and equipment, net	12,587	4,717
Goodwill	180,848	158,725
Other intangibles, net	25,441	12,403
Restricted investment assets	31,473	21,392
Other assets	279	280

Total Assets	$799,036	$497,107

Liabilities and Stockholders’ and Members’ Equity
Current Liabilities:
Medical benefits payable	$190,595	$148,297
Unearned premiums	63,449	76,248
Accounts payable and accrued expenses	35,520	29,830
Income taxes payable	—	143
Deferred income taxes	—	1,252
Current portion of notes payable to related party	—	48,170
Current portion of long-term debt	1,600	—

Total current liabilities	291,164	303,940
Notes payable to related party	25,000	71,568
Long-term debt	156,901	16,017
Accrued interest	1,349	1,782
Deferred income taxes	14,818	3,971
Other liabilities	1,173	252

Total liabilities	490,405	397,530

Commitments and Contingencies (Note 9)
Stockholders’ and Members’ Equity:
Preferred units, no par value (no units issued or outstanding)
Class A Common Units no par value (0 and 23,507,839 units issued and outstanding)	—	—
Class B Common Units no par value (no units issued and outstanding)	—	—
Class C Common Units no par value (0 and 4,842,508 units issued and outstanding)	—	—
Preferred Stock no par value (20,000,000 authorized, no shares issued or outstanding)	—	—
Common Stock, $0.01 par value (100,000,000 authorized, and 38,590,655 and 0 shares issued and outstanding at December 31, 2004 and 2003, respectively)	386	—
Paid-in capital	230,804	71,382
Retained earnings	77,444	28,194
Accumulated other comprehensive income/(expense)	(3)	1

Total stockholders’ and members’ equity	308,631	99,577

Total Liabilities and Stockholders’ and Members’ Equity	$799,036	$497,107

See notes to consolidated and combined financial statements.

WELLCARE HEALTH PLANS, INC.
CONSOLIDATED AND COMBINED STATEMENTS OF INCOME
(Dollars in thousands, except per share and per unit data)

	Successor			Predecessor

			Five-Month	Seven-Month
	Year Ended	Year Ended	Period Ended	Period Ended
	December 31,	December 31,	December 31,	July 31,
	2004	2003	2002	2002

Revenues:
Premium	$1,390,896	$1,042,852	$398,653	$517,213
Investment and other income	4,307	3,130	3,152	2,819

Total revenues	1,395,203	1,045,982	401,805	520,032

Expenses:
Medical benefits	1,125,560	861,053	341,763	434,924
Selling, general and administrative	171,257	126,106	45,384	54,492
Depreciation and amortization	7,715	8,159	3,734	1,239
Interest	10,165	10,172	1,462	1,446

Total expenses	1,314,697	1,005,490	392,343	492,101

Income before income taxes	80,506	40,492	9,462	27,931
Income tax expense	31,256	16,955	4,805	—

Net income	$49,250	23,537	4,657	$27,931

Class A common unit yield		(5,997)	(2,356)

Net income attributable to common units		$17,540	$2,301

Net income per share (Note 1):
Net income per share — basic	$1.70
Net income per share — diluted	$1.56
Net income attributable per common unit (Note 1):
Net income attributable per common unit — basic		$0.66	$0.09
Net income attributable per common unit — diluted		$0.60	$0.08
Pro forma net income per common share — (unaudited) (see Note 1)		$0.82
Pro forma net income per common share — diluted (unaudited) (see Note 1)		$0.73
Pro forma weighted average common shares outstanding — basic (unaudited) (see Note 1)		21,466,300
Pro forma weighted average common shares outstanding — diluted (unaudited) (see Note 1)		23,937,664
See notes to consolidated and combined financial statements.

WELLCARE HEALTH PLANS, INC.
CONSOLIDATED AND COMBINED STATEMENTS OF CHANGES IN STOCKHOLDERS’ AND MEMBERS’
EQUITY AND COMPREHENSIVE INCOME
(Dollars in thousands, except share and unit data)

				Accumulated
				Other	Total
	Common	Paid-in	Retained	Comprehensive	Stockholders’
	Stock	Capital	Earnings	Income	Equity

Predecessor:
Balance at January 1, 2002	$255	$81,314	$(59,283)	$(241)	$22,045
Issuance of common stock	96				96
Shareholder withdrawals		(9,209)			(9,209)
Comprehensive income:
Net income			27,931		27,931
Change in unrealized gain/loss on investments, net of deferred taxes of $243				693	693

Comprehensive income					28,624

Balance at July 31, 2002	$351	$72,105	$(31,352)	$452	$41,556

	Common Units					Accumulated
	Outstanding					Other	Total
				Paid-in	Retained	Comprehensive	Members’
	Class A	Class B	Class C	Capital	Earnings	Income	Equity

Balance at May 8, 2002 (date of inception)	—	—	—	$—	$—	$—	$—
Issuance of common units	23,351,667		2,093,518	70,227			70,227
Comprehensive income:
Net income					4,657		4,657
Change in unrealized gain/loss on investments, net of deferred taxes of $20						33	33

Comprehensive income							4,690

Balance at December 31, 2002	23,351,667	—	2,093,518	$70,227	$4,657	$33	$74,917
Issuance of common units	174,505	2,287,037	2,910,117	8,152			8,152
Receivables from related parties	(15,000)	(2,287,037)		(6,906)			(6,906)
Purchase of treasury units	(3,333)		(161,127)	(91)			(91)
Comprehensive income:
Net income					23,537		23,537
Change in unrealized gain/loss on investments, net of deferred taxes of $20						(32)	(32)

Comprehensive income							23,505

Balance at December 31, 2003	23,507,839	—	4,842,508	$71,382	$28,194	$1	$99,577

			Common Units					Accumulated	Total
	Common Stock		Outstanding					Other	Stockholders’/
						Paid in	Retained	Comprehensive	Members’
	Shares	Amount	Class A	Class B	Class C	Capital	Earnings	Income	Equity

Balance at December 31, 2003	—	$—	23,507,839	—	4,842,508	$71,382	$28,194	$1	$99,577
Issuance of common units			22,386	2,287,037		95			95
Forfeiture of restricted units					(35,000)				—
Issuance of common stock	8,833,333	89				157,079			157,168
Common stock issued for stock options	21,565					83			83
Conversion of common units to Common stock	24,902,513	297	(23,530,225)	(2,287,037)	(4,807,508)				297
Conversion of Class A Common Yield to Common stock	4,833,244	—							—
Equity-based compensation expense						2,165			2,165
Comprehensive income:
Net income							49,250		49,250
Change in unrealized gain/loss on investments, net of deferred taxes of $1								(4)	(4)

Comprehensive income									49,246

Balance at December 31, 2004	38,590,655	$386	—	—	—	$230,804	$77,444	$(3)	$308,631

See notes to consolidated and combined financial statements.

WELLCARE HEALTH PLANS, INC.
CONSOLIDATED AND COMBINED STATEMENTS OF CASH FLOWS
(Dollars in thousands)

	Successor			Predecessor

			Five-Month
	Year Ended	Year Ended	Period Ended	Seven-Month
	December 31,	December 31,	December 31,	Period Ended
	2004	2003	2002	July 31, 2002

Cash from operating activities:
Net income	$49,250	$23,537	$4,657	$27,931
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization expense	7,715	8,159	3,734	1,239
Write-off of fixed assets	—	—	790	—
Equity-based compensation expense	2,044	746	172	—
Accreted interest	378	903	—	—
Provision for doubtful receivables	1,195	4,247	580	—
Net gain on loan prepayment	(2,697)	—	—	—
Changes in operating accounts, net of effect of acquisitions
Premiums and other receivables	(23,408)	6,048	(2,961)	3,525
Prepaid expenses and other current assets	(6,680)	(1,194)	(1,286)	(121)
Deferred income tax asset	(2,221)	(3,139)	(8,377)	—
Medical benefits payable	24,138	34,627	2,958	11,363
Unearned premiums	(12,901)	52,584	22,060	(22,451)
Accounts payables and other accrued expenses	2,889	149	18,680	(6,371)
Accrued interest	(433)	530	1,252	568
Taxes payable and deferred liability	9,913	(4,409)	9,255	—
Other, net	(420)	10	755	(1,029)

Net cash provided by operations	48,762	122,798	52,269	14,654
Cash from investing activities:
Purchase of business	(36,542)	—	9,387	—
Proceeds from sale of investments	103,434	10,450	24,474	27,183
Purchases of investments	(145,174)	(25,012)	(4,399)	(20,761)
Purchases and dispositions of restricted investments, net	(9,505)	(709)	(4,395)	(4,237)
Additions to property and equipment, net	(8,679)	(3,042)	(53)	(1,495)

Net cash (used in) provided by investing activities	(96,466)	(18,313)	25,014	690
Cash from financing activities:
Shareholder withdrawals	—	—	—	(9,209)
Contribution of capital	95	400	70,055	—
Proceeds from debt issuance, net	159,200	14,568	1,069	—
Payments on debt	(108,833)	(28,916)	(1,623)	(589)
Proceeds from options exercised	82	—	—	—
Proceeds from initial and secondary public offerings, net	157,466	—	—	—

Net cash provided by (used in) financing activities	208,010	(13,948)	69,501	(9,798)

Cash and cash equivalents:
Increase during period	160,306	90,537	146,784	5,546
Balance at beginning of period	237,321	146,784	—	75,414

Balance at end of period	$397,627	$237,321	$146,784	$80,960

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION —
Cash paid for taxes	$27,151	$16,101	$1,270	$—

Cash paid for interest	$11,343	$7,416	$—	$—

See notes to consolidated and combined financial statements.

WELLCARE HEALTH PLANS, INC.
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
Year ended December 31, 2004 and 2003, five-month period ended December 31,
2002, predecessor seven-month period ended July 31, 2002
(Dollars in thousands, except member, share and unit data)

1.	ORGANIZATION, BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
      WellCare Health Plans, Inc., a Delaware corporation (the “Company”), provides managed care services targeted exclusively to government-sponsored healthcare programs, focusing on Medicaid and Medicare. Through its health plans, the Company offers a diverse array of products, primarily Medicaid and related state programs, such as the State Children’s Health Insurance Program (“SCHIP”), and Medicare programs, serving approximately 747,000 members as of December 31, 2004. Through its HMO subsidiaries, the Company operates in the states of Florida, Illinois, Indiana, New York, Connecticut and Louisiana.

History
      WellCare Holdings, LLC (“Holdings”), a Delaware limited liability corporation, was formed in May 2002 for the purpose of acquiring various subsidiaries that operate health plans focused on government programs in various states. Holdings began operating in August 2002 in conjunction with the acquisition of its indirect operating subsidiaries and did not have any activity from May 2002 through July 2002. The Company, formerly known as WellCare Group, Inc., became the successor to Holdings following a reorganization (the “Reorganization”) that took place immediately prior to the closing of the Company’s initial public offering in July 2004. The Reorganization was effected through a merger of Holdings with and into the Company, a wholly-owned subsidiary of Holdings. The Company issued an aggregate of 29,735,757 shares of the Company’s common stock in exchange for all of the outstanding membership interests in Holdings, plus accrued yields, pursuant to the merger. Upon consummation of the merger, the Company changed its name to WellCare Health Plans, Inc. The Company’s direct and indirect subsidiaries are WCG Health Management, Inc., a Delaware-domiciled holding company, Well Care of Florida, Inc. (“WC”) and HealthEase of Florida, Inc. (“HE”), both Florida-licensed health maintenance organizations (“HMOs”); WellCare of New York, Inc. (“WCNY”), a New York-licensed HMO; FirstChoice HealthPlans of Connecticut, Inc. (“FC”), a Connecticut-licensed HMO; The WellCare Management Group, Inc. (“WCMG”), a New York-domiciled holding company; Comprehensive Health Management, Inc. (“CHMI”), a Florida-domiciled third-party administrator (“TPA”); Comprehensive Health Management of Florida, L.C. (“LLC”), a Florida-domiciled limited liability company; WellCare of Louisiana, Inc. (“LA”); a Louisiana-licensed HMO; Harmony Behavioral Health, Inc. (“BH”); a Delaware-domiciled behavioral health services company; Comprehensive Reinsurance, Ltd., a Cayman Island Reinsurance Company (“Comp Re”), Harmony Health Systems, Inc. (“HHS”), a New Jersey-domiciled holding company; Harmony Health Plan of Illinois, Inc. (“HHP”), an Illinois-licensed HMO; and Harmony Health Management, Inc. (“HHM”), a New Jersey-domiciled TPA (collectively, “the Subsidiaries”). WC, HE, WCNY, FC, WCMG, CHMI and LLC are referred to collectively as the “Acquired Subsidiaries.”
      On June 30, 2004, the Company completed its initial public offering, at a price of $17 per share. The aggregate sale price for all the shares sold by the Company was approximately $124.7 million, resulting in net proceeds to the Company of approximately $112.3 million after payment of underwriting discounts and commissions of approximately $8.7 million and legal, accounting and other fees incurred in connection with the offering of approximately $3.7 million.
      On December 22, 2004, the Company closed a follow-on public offering of common stock whereby 6,000,000 shares were sold by selling stockholders and 1,500,000 shares were sold by the Company. The Company received net proceeds of $44.9 million from this offering after deducting underwriting discounts and commissions of approximately $2.4 million and other offering costs of approximately $716.

WELLCARE HEALTH PLANS, INC.
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS — (Continued)

Basis of Presentation
      The Acquired Subsidiaries, as they existed under common control prior to their July 2002 acquisition by the Company, are referred to collectively as “Predecessor.” The Company, as it existed on and after July 2002, is referred to as the “Company” or “Successor.”
      The consolidated balance sheets, statements of income, changes in stockholders’ and members’ equity and comprehensive income and cash flows include the accounts of the Successor and all of its subsidiaries. Significant intercompany accounts and transactions have been eliminated.
      The combined statements of income, changes in stockholders’ and members’ equity and comprehensive income and cash flows include all of the accounts of the Predecessor prior to the July 2002 acquisition of the Acquired Subsidiaries. Significant intercompany accounts and transactions have been eliminated.
      The accompanying Predecessor’s historical combined financial statements for the period ended July 2002 represent the financial position and corporate structure as of the date indicated. The Predecessor’s historical combined financial statements do not reflect the effects of the Company’s new capital structure (debt and equity), C Corporation tax structure (previously an S Corporation), purchase accounting as a result of the acquisition of the Acquired Subsidiaries, and accounting for the acquired intangible assets and goodwill.
      The following table describes the periods presented in these consolidated and combined financial statements and related notes thereto:

Period	Referred to as:

Consolidated results for the Successor from January 1, 2004 through December 31, 2004	“Year ended December 31, 2004”
Consolidated results for the Successor from January 1, 2003 through December 31, 2003	“Year ended December 31, 2003”
Consolidated results for the Successor from August 1, 2002 through December 31, 2002	“Five-month period ended December 31, 2002”
Combined results for the Predecessor from January 1, 2002 through July 31, 2002	“Predecessor seven-month period ended July 31, 2002”
Combined results for the Predecessor from January 1, 2002 through July 31, 2002 and results for the Successor from August 1, 2002 through December 31, 2002	“Combined year ended December 31, 2002”

Use of Estimates
      The consolidated and combined financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated and combined financial statements and accompanying notes. These estimates are based on knowledge of current events and anticipated future events and accordingly, actual results may differ from those estimates. The most significant estimate made by management is the medical benefits payable.

Cash and Cash Equivalents
      Cash and cash equivalents include cash and short-term investments with original maturities of three months or less. These amounts are recorded at cost, which approximates fair value.

WELLCARE HEALTH PLANS, INC.
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS — (Continued)

Investments
      The Company’s fixed maturity securities are classified as available-for-sale and are reported at their estimated fair value. Unrealized investment gains and losses on securities are recorded as a separate component of other comprehensive income or loss, net of deferred income taxes. The cost of fixed maturity securities is adjusted for impairments in value deemed to be other-than-temporary. These adjustments are recorded as investment losses. Investment gains and losses on sales of securities are determined on a specific identification basis. Short-term investments are stated at amortized cost, which approximates fair value.
      The Company’s fixed maturity investments are exposed to three primary sources of investment risk: credit, interest rate and market valuation. The financial statement risks are those associated with the recognition of impairments and income, as well as the determination of fair values. The assessment of whether impairments have occurred is based on management’s case-by-case evaluation of the underlying reasons for the decline in fair value. Management considers a wide range of factors about the security issuer and uses its best judgment in evaluating the cause of the decline in the estimated fair value of the security and in assessing the prospects for near-term recovery. Inherent in management’s evaluation of the security are assumptions and estimates about the operations of the issuer and its future earnings potential. Considerations used by the Company in the impairment evaluation process include, but are not limited to: (i) the length of time and the extent to which the market value has been below cost; (ii) the potential for impairments of securities when the issuer is experiencing significant financial difficulties; (iii) the potential for impairments in an entire industry sector or sub-sector; (iv) the potential for impairments in certain economically depressed geographic locations; (v) the potential for impairments of securities where the issuer, series of issuers or industry has suffered a catastrophic type of loss or has exhausted natural resources; (vi) unfavorable changes in forecasted cash flows on asset-backed securities; and (vii) other subjective factors, including concentrations and information obtained from regulators and rating agencies. In addition, the earnings on certain investments are dependent upon market conditions, which could result in prepayments and changes in amounts to be earned due to changing interest rates or equity markets. The determination of fair values in the absence of quoted market values is based on: (i) valuation methodologies; (ii) securities the Company deems to be comparable; and (iii) assumptions deemed appropriate given the circumstances.

Restricted Investment Assets
      Restricted investment assets consist of cash, cash equivalents, and other short-term investments required by various state statutes to be deposited or pledged to state agencies. At December 31, 2004 and 2003, all restricted investment assets consisted of cash and cash equivalents. Restricted investment assets are classified as long-term, regardless of the contractual maturity date due to the nature of the states’ requirements.

Premiums and Other Receivables, Net
      Premiums and other receivables consist of premiums due from federal and state agencies, and amounts advanced to hospitals that are under contract with the Company to provide medical services to members. Such advances provided funding to these providers for medical benefits payable. The Company performs an analysis of collectibility on its outstanding advances and records a provision for these accounts which are judged to be at collection risk based upon a review of financial condition and solvency of the provider. The Company’s allowance for uncollectible premiums and other receivables was approximately $6,022 and $4,827 at December 31, 2004 and 2003, respectively.

Property and Equipment, Net
      Property and equipment is stated at cost, less accumulated depreciation. Depreciation for financial reporting purposes is computed using the straight-line method over the estimated useful lives of the related assets, which is five years for computer equipment and software and five years for furniture and other

WELLCARE HEALTH PLANS, INC.
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS — (Continued)
equipment. Maintenance and repairs are charged to operating expense when incurred. Major improvements that extend the lives of the assets are capitalized. On an ongoing basis, the Company reviews events or changes in circumstances that may indicate that the carrying value of an asset may not be recoverable. If the carrying value of an asset exceeds the sum of estimated undiscounted future cash flows, then an impairment loss is recognized in the current period for the difference between estimated fair value and carrying value. If assets are determined to be recoverable, or the useful lives are shorter than originally estimated, the net book value of the asset is depreciated over the newly determined remaining useful lives.

Goodwill and Other Intangible Assets
      Goodwill represents the excess of the cost over the fair market value of net assets acquired. The Company’s other intangible assets were obtained as a result of its acquisitions of the Acquired Subsidiaries and Harmony and include provider networks, membership contracts, trademark, noncompete agreements, state contracts, licenses and permits. The Company’s other intangible assets are amortized over their estimated useful lives ranging from one to 26 years.
      The Company reviews goodwill and other intangible assets for impairment at least annually or sooner if events or changes in circumstances occur that may affect the estimated useful life or the recoverability of the remaining balance of goodwill. The Company’s management has selected the third quarter for its annual impairment test, which generally coincides with the finalization of state and federal negotiations and its initial budgeting process. During the third quarter ended September 30, 2004, management assessed the earnings forecast for its reporting unit and concluded that the fair value of the reporting unit, based upon the expected present value of future cash flows and other qualitative factors, was in excess of net assets. As of December 31, 2004, management believes that there are no indicators of impairment to the value of goodwill or other intangible assets.

Medical Benefits
      The cost of medical benefits is recognized in the period in which services are provided and includes an estimate of the cost of medical benefits that have been incurred but not yet reported. The Company contracts with various healthcare providers for the provision of certain medical care services to its members and generally compensates those providers on a fee-for-service basis or pursuant to certain risk-sharing arrangements. Medical benefits expense consists of capitation expenses and health benefit claims. Capitation represents fixed payments on a per member per month basis to participating physicians and other medical specialists, as compensation for providing comprehensive health services. Participating physician capitation payments for the years ended December 31, 2004, December 31, 2003, five-month period ended December 31, 2002, and seven-month period ended July 31, 2002, were 14%, 11%, 10%, and 10%, respectively, of total medical benefits expense.
      Medical benefits payable consists primarily of liabilities established for reported and unreported claims and accrued capitation fees and adjustments, which are unpaid as of the balance sheet date, and contractual liabilities under risk sharing arrangements established through an estimation process utilizing company-specific, industry-wide, and general economic information and data. The liability includes both direct medical expenses and medically-related administrative costs. The estimation process also involves continuous monitoring and evaluation of the submission, adjudication, and payment cycles of claims. The Company’s year-end medical benefits payable is substantially satisfied through claims payment in the subsequent year. The Company estimates ultimate claims based upon historical experience and other available information as well as assumptions about emerging trends, which vary by business segment. Significant assumptions used in the estimation process include trends in benefit costs, seasonality, changes in member demographics, utilization, provider contract terms and reimbursement strategies, frequency and severity of claims incurred, known and adjudicated claims and changes in the timing of the reporting of claims. Additionally, as part of the review, the

WELLCARE HEALTH PLANS, INC.
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS — (Continued)
Company estimates and accrues for the costs necessary to process unpaid claims. The Company includes estimates for provider settlements within its medical benefits payable liability. Such settlements are typically due to clarification of contract terms, out-of-network reimbursement and claims payment differences, as well as amounts due to contracted providers under risk-sharing arrangements. Estimates are made by management using historical claims history and such losses are not expected to be significant.
      The Company records reserves for estimated referral claims related to healthcare providers under contract with the Company who are financially troubled or insolvent and who may not be able to honor their obligations for the costs of medical services provided by other providers. In these instances, the Company may be required to honor these obligations for legal or business reasons. Based on the Company’s current assessment of providers under contract with the Company, such losses have not been and are not expected to be significant.
      Due to the numerous factors influencing this liability, the Company develops a series of estimates based upon generally accepted actuarial projection methodologies using various scenarios with respect to claim submission and payment patterns and cost trends. The Company’s policy is to record management’s best estimate of medical and other benefits payable that adequately provides for future payments of claims incurred but not paid under moderately adverse conditions. Deviations, whether positive or negative, between actual experience and estimates used to establish the liability are recorded in the period of claim payment on a consistent basis. The Company continually monitors the reasonableness of the assumptions and judgments used in prior estimates by comparison with actual claim patterns and considers this information in future estimates.
      Medical and other benefits paid can also be significantly impacted by outcomes from court decisions, interpretations by regulatory authorities, and legislative changes involving healthcare matters. As a result, amounts ultimately paid may differ from initial estimates that did not consider such outcomes, interpretations and changes.

Premium Deficiency Reserves
      Premium deficiency reserves are recognized when it is probable that the future costs associated with a group of existing contracts will exceed the anticipated future premiums, investment income and stop-loss reinsurance recoveries on those contracts. For purposes of determining whether a premium deficiency exists, contracts are grouped in a manner consistent with the Company’s method of acquiring, servicing and measuring profitability of such contracts. At December 31, 2004 and 2003, the Company recorded premium deficiency reserves of $0 and $500, respectively, in the accompanying Consolidated Balance Sheets.

Income Taxes
      Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is recognized when, based on available evidence, it is more likely than not that the deferred tax assets may not be realized.

Revenue Recognition
      The Company generally receives premiums in advance of providing services, and recognizes premium revenue during the period in which the Company is obligated to provide services to its members. Premiums are billed monthly for coverage in the following month and are recognized as revenue in the month for which insurance coverage is provided. Premiums collected in advance are deferred and reported as unearned

WELLCARE HEALTH PLANS, INC.
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS — (Continued)
premiums in the accompanying Consolidated Balance Sheets, any amounts that have not been received by the end of the period remain on the balance sheet classified as premium receivables.
      The Company records adjustments to revenues based on member retroactivity. These adjustments reflect changes in the number of and eligibility status of enrollees subsequent to when revenue was billed. Management estimates the amount of outstanding retroactivity each period and adjust premium revenue accordingly. The estimates of retroactivity adjustments are based on historical trends, premiums billed, the volume of member and contract renewal activity and other information.

Reinsurance
      Certain premiums and medical benefits are ceded to other insurance companies under various reinsurance agreements. The ceded reinsurance agreements provide the Company with increased capacity to write larger risks and maintain its exposure to loss within its capital resources. The Company is contingently liable in the event that the reinsurers do not meet their contractual obligations.
      Reinsurance premiums and medical benefits are accounted for consistently with the accounting for the original policies issued and other terms of the reinsurance contracts. The Company had payments of $610, $2,724, $1,071, and $1,616, respectively, for the years ended December 31, 2004, December 31, 2003, the five-month period ended December 31, 2002, and the seven-month period ended July 31, 2002. The Company had recoveries of $591, $715, $985, and $1,751, respectively, for the years ended December 31, 2004, December 31, 2003, the five-month period ended December 31, 2002, and the seven-month period ended July 31, 2002.

Member Acquisition Costs
      Member acquisition costs consist of both internal and external agent commissions, policy issuance and other administrative costs that the Company incurs to acquire new members. The Company does not defer member acquisition costs. Member acquisition costs are expensed in the period in which they are incurred.

Advertising
      The Company expenses the production costs of advertising as incurred. Costs of communicating an advertising campaign are expensed over the period the advertising takes place. Advertising expense was $6,723, $1,974, and $1,982, respectively, for the years ended December 31, 2004, December 31, 2003, and December 31, 2002.

Equity-Based Employee Compensation
      The Company has four equity-based employee compensation plans, which are described more fully in Note 10. The Company accounts for these plans under the recognition and measurement principles (the intrinsic-value method) prescribed in Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations. Compensation cost for unit options is reflected in net income and is measured as the excess of the market price of the Company’s unit at the date of grant over the amount an employee must pay to acquire the unit.
      In December 2002, Statement of Financial Accounting Standards (SFAS) No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure” was issued. SFAS No. 148 provides alternative methods of transition to the fair value method of accounting for equity-based employee compensation. It also amends and expands the disclosure provisions of SFAS No. 123 and APB Opinion No. 28, “Interim Financial Reporting,” to require disclosure in the summary of significant accounting policies of the effects of an entity’s accounting policy with respect to equity-based employee compensation on reported net income and earnings per share in annual and interim financial statements. While SFAS No. 148 does not require companies to

WELLCARE HEALTH PLANS, INC.
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS — (Continued)
account for employee equity options using the fair-value method, the disclosure provisions of SFAS No. 148 are applicable to all companies with equity-based employee compensation, regardless of whether they account for that compensation using the fair-value method of SFAS No. 123 or the intrinsic-value method of APB Opinion No. 25. The Company has adopted the disclosure requirements of SFAS No. 148.
      In December 2004, SFAS No. 123(R), “Share-Based Payment,” which addresses the accounting for employee stock options, was issued. SFAS 123(R) revises the disclosure provisions of SFAS 123, “Accounting for Stock Based Compensation” and supercedes APB Opinion No. 25, “Accounting for Stock Issued to Employees.” SFAS 123(R) requires that the cost of all employee stock options, as well as other equity-based compensation arrangements, be reflected in the financial statements based on the estimated fair value of the awards. This statement is effective for all public entities who file as of the beginning of the first interim or annual reporting period that begins after June 15, 2005. The Company has not elected to early implement SFAS 123(R) for the year ended December 31, 2004.
      The following table illustrates the effect on net income and net income attributable to common units if the fair value based method had been applied to all awards.

	Successor

			Five-Month
	Year Ended	Year Ended	Period Ended
	December 31,	December 31,	December 31,
	2004	2003	2002

Net income, as reported	$49,250	$23,537	$4,657
Reconciling items (net of tax effects):
Add: equity-based employee compensation expense determined under the intrinsic-value based method for all awards	1,256	434	4
Deduct: equity-based employee compensation expense determined under the fair-value based method for all awards	(3,392)	(819)	(4)

Net adjustment	(2,136)	(385)	—

Net income, as adjusted	$47,114	23,152	4,657

Class A common unit yield		(5,997)	(2,356)

Net income attributable to common unit, as adjusted		$17,155	$2,301

Net income per common share:
Basic — as reported	$1.70
Basic — as adjusted	$1.62
Diluted — as reported	$1.56
Diluted — as adjusted	$1.51
Net income attributable per common unit:
Basic — as reported		$0.66	$0.09
Basic — as adjusted		$0.65	$0.09
Diluted — as reported		$0.60	$0.08
Diluted — as adjusted		$0.58	$0.08

WELLCARE HEALTH PLANS, INC.
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS — (Continued)
      The Predecessor seven-month period ended July 31, 2002 did not have any equity-based employee compensation and as a result, this period is not displayed in the table above.

Earnings Per Common Share
      Basic net income per common share is computed by dividing the net income for the period by the weighted average number of shares of common stock outstanding during the period. Diluted net income per common share is computed by dividing the net income for the period by the weighted average number of shares of common stock outstanding during the period, plus other potentially dilutive securities.

Earnings Attributable Per Common Unit
      Basic net income attributable per unit is computed by dividing the net income less the Class A common unit yield for the period by the weighted average number of units outstanding during the period, less units outstanding that are unvested and subject to provisions that allow the Company to repurchase units at its sole discretion.
      Diluted net income attributable per unit is computed by dividing the net income for the period less the Class A common unit yield by the weighted average number of units outstanding during the period, including the unvested units that are subject to provisions that allow the Company to repurchase units at its sole discretion.
      Holdings’ historic capital structure is not indicative of the Company’s current structure due to the automatic conversion of all units of Holdings into common stock of the Company immediately prior to the closing of the Company’s initial public offering. Accordingly, historic basic and diluted net income attributable per common unit should not be used as an indicator of future earnings per common share. The pro forma information in the Consolidated and Combined Statements of Income assumes conversion of all outstanding units of Holdings into shares of the Company’s common stock resulting from the completion of the initial public offering as if it had occurred at the beginning of all periods presented. Pro forma net income per share is computed using the weighted average number of common shares outstanding, including the pro forma effects of automatic conversion of all outstanding units into shares of the Company’s common stock effective immediately prior to the closing of the Company’s initial public offering on July 7, 2004.
      The components of total shares and units outstanding at December 31, 2004 and December 31, 2003, are as follows:

	Successor

	December 31,	December 31,
	2004	2003

Common shares outstanding	34,681,436	—
Units outstanding	—	23,507,839
Vested restricted shares	2,432,280	—
Vested restricted units	—	1,702,978
Unvested restricted shares	1,476,939	—
Unvested restricted units	—	3,139,530
Options outstanding	2,415,075	1,099,500

Total shares/units outstanding, including options	41,005,730	29,449,847

WELLCARE HEALTH PLANS, INC.
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS — (Continued)
      The following table presents the calculation of net income attributable per common share — basic and diluted and net income attributable per common unit — basic and diluted:

	Successor

			Five-Month
			Period
	Year Ended	Year Ended	Ended
	December 31,	December 31,	December 31,
	2004	2003	2002

Numerator:
Net income — basic and diluted	$49,250	$23,537	$4,657
Class A Common unit yield	—	(5,997)	(2,356)

Net income attributable to common share/unit	$49,250	$17,540	$2,301

Denominator
Weighted average common shares outstanding — basic	29,011,115
Adjustment for unvested restricted common shares	2,077,990
Dilutive effect of stock options (as determined by the treasury stock method)	506,075

Weighted average common shares outstanding — diluted	31,595,180

Weighted average units outstanding — basic		26,398,962	25,752,459
Adjustments for unvested outstanding Class C Common units and equity options issued		3,039,250	1,486,778

Weighted average units outstanding — diluted		29,438,212	27,239,237

Net income per common share:
Net income per common share — basic	$1.70
Net income per common share — diluted	$1.56
Net income attributable per common unit:
Net income attributable per unit — basic		$0.66	$0.09
Net income attributable per unit — diluted		$0.60	$0.08
Pro forma net income per common share — basic		$0.82	$0.11
Pro forma net income per common share — diluted		$0.73	$0.10

Accumulated Other Comprehensive Income
      Accumulated other comprehensive income consists of unrealized gains and losses on investments that are not recorded in the statements of income but instead are recorded directly to stockholders’ and members’ equity. The Company’s components of accumulated other comprehensive income include net unrealized gain/(losses) on available-for-sale securities, net of taxes.

WELLCARE HEALTH PLANS, INC.
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS — (Continued)

Concentrations
      The operations of the Company’s subsidiaries in Florida represent a significant concentration of the Company’s revenues. The following table illustrates the Company’s Florida subsidiaries’ revenue as a percentage of the total revenue.

	Successor			Predecessor

			Five-Month	Seven-Month
	Year Ended	Year Ended	Period Ended	Period Ended
	December 31,	December 31,	December 31,	July 31,
	2004	2003	2002	2002

Medicare	24%	27%	29%	31%
Medicaid	55%	59%	57%	54%

Total	79%	86%	86%	85%

      The Company expects that the Florida subsidiaries’ Medicare and Medicaid contracts, which expire on various dates between March 2005 and June 2006, will be renewed. The Company’s operating results could be significantly constrained in the event that the compensation provided under its Florida subsidiaries’ Medicare and Medicaid contracts is inadequate to fund medical benefits expense or in the event that these contracts are not renewed.

Fair Value Information
      The Company’s Consolidated Balance Sheets include the following financial instruments: cash and cash equivalents, receivables, investments, accounts payable, medical benefits payable, and notes payable. The carrying amounts of current assets and liabilities approximate their fair value because of the relatively short period of time between the origination of these instruments and their expected realization. The carrying value of the notes payable to a related party is estimated by management to approximate fair value based upon the term, nature of the obligation and the arms-length negotiations conducted during the purchase transaction. The carrying value of other long-term debt obligations approximates their fair value based on borrowing rates currently available to the Company for instruments with similar terms and remaining maturities.

Recent Accounting Pronouncements
      In January 2003, the FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities.” This interpretation of Accounting Research Bulletin No. 51, “Consolidated Financial Statements,” addresses consolidation by business enterprises of variable interest entities (“VIEs”) when the VIEs either: (1) do not have sufficient equity investment at risk to permit the entity to finance its activities without additional subordinated financial support, or (2) the equity investors lack an essential characteristic of a controlling financial interest. As of December 31, 2004, the Company does not have any entities that require disclosure or new consolidation as a result of adopting the provisions of FASB Interpretation No. 46.

Reclassifications
      Certain 2003 and 2002 amounts have been reclassified to conform to their 2004 financial statement presentation.

WELLCARE HEALTH PLANS, INC.
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS — (Continued)

2.	BUSINESS ACQUISITION

a) Acquired Subsidiaries
      In July 2002, Holdings acquired (directly or indirectly) 100 percent of the outstanding stock or other ownership interests of the Acquired Subsidiaries. The results of the Acquired Subsidiaries’ operations have been included in the consolidated financial statements since that date.
      The aggregate purchase price was $170,060, plus a warrant to purchase 2,287,037 Class B Common Units at an adjusted purchase price of $3.00 per unit with an estimated value of $250. The valuation of the warrants was made utilizing Black-Scholes valuation model. Significant assumptions utilized were: dividend yield of 0%; expected term of one year; risk-free interest rate of 1.8%; and an expected volatility of 50.2%. The Company entered into a settlement agreement in February 2004, which finalized all outstanding purchase price adjustments with the sellers. Goodwill and other intangibles totaling $117,064 and $19,970, respectively were recorded. Identifiable intangibles with definite useful lives are being amortized based on their estimated useful lives.

b) Harmony Health Systems, Inc.
      In June 2004, the Company acquired HHS and its subsidiaries, HHP and HHM (collectively, “Harmony”) pursuant to the terms of a merger agreement entered into in March 2004, for $50,296, including acquisition costs of $1,609. The purchase price will be increased or reduced, as applicable, by the amount of any excess or shortfall in the amount of Harmony’s reserves for medical claims as of December 31, 2003 compared to medical claims actually incurred as of that date, as measured on or about December 31, 2004. The results of the Harmony’s operations have been included in the consolidated financial statements since the acquisition date.
      Harmony is a provider of Medicaid managed care plans in Illinois and Indiana. Harmony, through HHP, operates the largest Medicaid managed care plan in Illinois.
      The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at May 31, 2004. No material transactions occurred between May 31, 2004 and the transaction date. Goodwill and other intangibles totaled $40,186.

May 31,
2004

(unaudited)
Cash and cash equivalents	$13,754
Premiums and other receivables	16,223
Other assets	3,706

Total assets acquired	33,683

Claims payable	(18,160)
Short-term debt and other liabilities	(1,813)
Deferred tax liability	(3,600)

Total liabilities assumed	(23,573)

Net assets acquired	$10,110

WELLCARE HEALTH PLANS, INC.
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS — (Continued)
      The following pro forma summary financial information presents the consolidated and combined income statement information for the years ended December 31, 2004 and 2003 as if the Harmony transaction had been consummated on January 1, of each year respectively, and adjusted for the proforma effects of converted shares outstanding subsequent to the IPO as if those share counts were outstanding for the full year. Additionally, the proforma does not purport to be indicative of what would have occurred had the acquisition been completed at that date or the results that may occur in the future.

	Year Ended	Year Ended
	December 31,	December 31,
	2004	2003

	(unaudited)	(unaudited)
Premium Revenue	$1,443,872	$1,155,950

Net Income	$50,299	$25,664

Net income per common share:
Basic	$1.73
Diluted	$1.59
Net income attributable per common unit:
Basic		$0.69
Diluted		$0.66
Weighted average common shares outstanding
Basic	29,011,115
Diluted	31,595,180
Weighted average units outstanding
Basic		37,069,090
Diluted		38,871,400

3.	GOODWILL AND INTANGIBLE ASSETS

a) Goodwill
      Goodwill balances and the changes therein are as follows:

Balance as of December 31, 2002	$117,095
Goodwill acquired during the year	—
Adjustments to goodwill for purchase price allocated	41,630

Balance as of December 31, 2003	158,725
Goodwill acquired during the year	22,123

Balance as of December 31, 2004	$180,848

      The aggregate amount of goodwill related to the Acquired Subsidiaries in 2002 was $117,064 and was increased in 2003 by $41,630 to account for the purchase price adjustments. The purchase price adjustment during 2003 was assigned to each unit based upon the corresponding impact of the purchase price adjustments. Goodwill was assigned to its two reporting units, which are also its reporting segments. At December 31, 2004 and 2003 goodwill of $78,339 and $78,339, respectively, was assigned to the Medicare reporting unit, and $102,509 and $80,386, respectively, was assigned to the Medicaid reporting unit. The aggregate amount of goodwill relating to the purchase of Harmony effective June 2004 was $22,123 and was all assigned to the

WELLCARE HEALTH PLANS, INC.
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS — (Continued)
Medicaid reporting unit. The Company had no impairment losses or any write-offs of goodwill during 2004 and 2003.

b) Intangibles
      The following is a summary of the acquired intangible assets resulting from business acquisitions as of December 31, 2004 and 2003:

	December 31,

	2004		2003

	Gross Carrying	Accumulated	Gross Carrying	Accumulated
	Amount	Amortization	Amount	Amortization

Provider network	$5,517	$(2,467)	$3,800	$(1,274)
Membership contracts	10,960	(6,867)	6,000	(4,870)
Trademark	10,443	(1,243)	6,500	(661)
Noncompete agreements	4,433	(1,393)	2,500	(652)
Licenses and permits	985	(159)	985	(93)
State contracts	5,467	(235)	185	(17)

	$37,805	$(12,364)	$19,970	$(7,567)

      Amortization expense for the years ended December 31, 2004 and 2003 and the five-month period ended December 31, 2002 was $4,797, $4,537, and $3,030, respectively. Amortization expense expected to be recognized during fiscal years subsequent to December 31, 2004 is as follows:

2005	$4,636
2006	4,180
2007	2,146
2008	1,845
2009	1,620
2010 and thereafter	11,014

$25,441

      The weighted-average amortization periods of the acquired intangible assets resulting from the business acquisitions are as follows:

Weighted-Average
Amortization Period
(In Years)

Provider network	8.94
Membership contracts	3.42
Trademark	15.00
Noncompete agreements	5.00
Licenses and permits	15.00
State contracts	15.00
Total intangibles	10.74

WELLCARE HEALTH PLANS, INC.
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS — (Continued)

4.	INVESTMENTS
      The amortized cost, gross unrealized gains, gross unrealized losses and fair value of available for sale short-term investments are as follows at December 31, 2004 and 2003.

		Gross	Gross
	Amortized	Unrealized	Unrealized	Estimated
	Cost	Gains	Losses	Fair Value
December 31, 2004
Available for sale:
Municipal variable rate bonds	$10,630	$—	$—	$10,630
Certificates of deposit	39,711	—	—	39,711
Treasury Bills	25,174	—	—	25,174

	$75,515	$—	$—	$75,515

December 31, 2003
Available for sale:
Certificate of deposit	$33,777	$1	$—	$33,778

      Contractual maturity available for sale short-term investments are as follows:

		Within	1 Through	5 Through
	Total	1 Year	5 Years	10 Years	Thereafter
December 31, 2004
Available for sale:
Municipal variable rate bonds	$10,630	$—	$770	$2,550	$7,310
Certificates of deposit	39,711	14,127	25,584	—	—
Treasury Bills	25,174	25,174	—	—	—

	$75,515	$39,301	$26,354	$2,550	$7,310

December 31, 2003
Available for sale:
Certificates of deposit	$33,778	$33,675	$103	$—	$—

      Actual maturities may differ from contractual maturities due to the exercise of prepayment options.
      Available for sale investments are accounted for using a specific identification basis. During the year ended December 31, 2004, bond investments totaling $94,706 were sold. No realized gains/(losses) were recorded for the years ended December 31, 2004 and 2003, the five-month period ended December 31, 2002 and the seven-month period ended July 31, 2002.
      Excluding investments in U.S. Treasury securities, the Company is not exposed to any significant concentration of credit risk in its fixed maturities portfolio.

5.	RESTRICTED INVESTMENT ASSETS
      As a condition for licensure, the Company is required to maintain certain funds on deposit or pledged to various state agencies. Due to the nature of the state’s requirements, these assets are classified as long-term

WELLCARE HEALTH PLANS, INC.
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS — (Continued)
regardless of their contractual maturity dates. Accordingly, at December 31, 2004 and 2003, the amortized cost, gross unrealized gains, gross unrealized losses, and fair value of these securities are summarized below.

		Gross	Gross	Estimated
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
December 31, 2004
Certificates of deposit	$5,522	$—	$—	$5,522
Money market funds	25,951	—	(3)	25,948

	$31,473	$—	$(3)	$31,470

December 31, 2003
Certificates of deposit	$4,001	$—	$—	$4,001
Money market funds	17,391	2	—	17,393

	$21,392	$2	$—	$21,394

      The contractual maturity of all assets categorized as restricted investment assets are within one year.
      At December 31, 2004 an unrealized loss of $3 was recorded on certain money market funds. Unrealized losses on money market funds are primarily attributable to changes in interest rates. Management does not believe any unrealized losses represent an other-than-temporary impairment based on its evaluation of available evidence as of December 31, 2004.
      No realized gains/(losses) were recorded for the years ended December 31, 2004 and 2003, the five-month period ended December 31, 2002 and the seven-month period ended July 31, 2002.

6.	PROPERTY AND EQUIPMENT
      Property and equipment is summarized as follows:

	December 31,

	2004	2003

Land	$42	$42
Leasehold improvements	3,393	2,991
Computer equipment and software	6,908	3,570
Furniture and other equipment	4,664	3,389

	15,007	9,992
Less accumulated depreciation	(2,420)	(5,275)

	$12,587	$4,717

      The Company recognized depreciation expense on property and equipment of $2,896, $2,547, $703, and $1,239 for the years ended December 31, 2004 and 2003, the five-month period ended December 31, 2002, and the seven-month period ended July 31, 2002, respectively.

WELLCARE HEALTH PLANS, INC.
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS — (Continued)

7.	MEDICAL BENEFITS PAYABLE
      The following table provides a reconciliation of the beginning and ending balance of medical benefits payable for the following periods:

	Successor			Predecessor

			Five-Month	Seven-Month
	Year Ended	Year Ended	Period Ended	Period Ended
	December 31,	December 31,	December 31,	July 31,
	2004	2003	2002	2002

Balances as of beginning of period	$148,297	$113,670	$109,054	$98,314

Opening medical benefits payable related to Harmony acquisition	18,160	—	—	—
Medical benefits incurred related to:
Current period	1,151,948	884,703	348,079	436,444
Prior periods	(26,388)	(23,650)	(6,316)	(1,520)

Total	1,125,560	861,053	341,763	434,924

Medical benefits paid related to:
Current period	(985,844)	(751,826)	(249,076)	(335,938)
Prior periods	(115,578)	(74,600)	(88,071)	(88,246)

Total	(1,101,422)	(826,426)	(337,147)	(424,184)

Balances as of end of period	$190,595	$148,297	$113,670	$109,054

      Medical benefits payable recorded at December 31, 2003 developed favorably by $26,388. The favorable development was primarily due to realized medical benefits expense trends that were less than initially assumed trends. The Company initially assumed a medical benefits expense trend increase of 6.9% and 3.4% for the Medicaid and Medicare segments, respectively, at December 31, 2003. Based on payments made subsequent to December 31, 2003, for the dates of service prior to December 31, 2003, the realized trends were an increase of 3.4% for the Medicaid segment and a decrease of 3.2% for the Medicare segment.
      Medical benefits payable recorded at December 31, 2002 developed favorably by $23,650. This favorable development was primarily due to realized medical benefits expense trends that were less than initially assumed trends. The Company initially assumed a medical benefits expense trend increase of 7.8% and a decrease of 4.1% for the Medicaid and Medicare segments, respectively, at December 31, 2002. Based upon payments made subsequent to December 31, 2002, for dates of service prior to December 31, 2002, the realized trends were an increase of 4.5% for the Medicaid segment and a decrease of 5.4% for the Medicare segment. Medical benefits payable at July 31, 2002 developed favorably by $6,316 due primarily to lower utilization of medical services than anticipated.

WELLCARE HEALTH PLANS, INC.
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS — (Continued)

8.	DEBT
      The Company’s outstanding debt at December 31, 2004 and 2003 consists of the following:

	Debt		Other

	December 31,	December 31,	December 31,	December 31,
	2004	2003	2004	2003

Line of credit	$—	$—	$—	$—
Note payable	25,000	119,738	—	15,903
Term loan facility	158,501	—	—	—
Other	—	—	—	114

Total	183,501	119,738	—	16,017
Less: current portion of long term debt	(1,600)	(48,170)	—	—

	$181,901	$71,568	$—	$16,017

Credit Agreement
      In May 2004, the Company and certain subsidiaries entered into a credit agreement (the “Credit Agreement”) and obtained two new credit facilities, consisting of a senior secured term loan facility in the amount of $160,000 and a revolving credit facility in the amount of $50,000, of which $10,000 is available for short-term borrowings on a swingline basis. Interest is payable quarterly at a rate per annum based on the optional rates available to the Company. The Company has the option to select either (a) LIBOR plus a 4 percent margin or (b) the greater of (i) prime or (ii) the federal funds rate plus 0.50%, plus a margin of 3 percent. In May 2004, the Company chose the six month LIBOR rate option of 5.5625%. On December 2004, the Company also selected the six month LIBOR rate option of 6.49%. The term loan facility will mature in May 2009, and the revolving credit facility will mature in May 2008. The Company is a party to this agreement for the purpose of guaranteeing the indebtedness of its subsidiaries that are parties to the agreement.
      Proceeds from the term loan were used to make the $85,000 principal payment on the note payable to related party described below. Additionally, the Company used $18,263 of the term loan proceeds to prepay the $16,271 senior discount note issued in March 2003 by a subsidiary of the Company, and terminated the previously available $15,000 line of credit obtained in March 2003 by a subsidiary of the Company. The Company also used $3,508 of the proceeds to pay transaction fees and expenses. No amounts have been drawn on the $50,000 revolving credit facility since its inception.
      The Credit Agreement contains various restrictive covenants which limit, among other things, the Company’s ability to incur indebtedness and liens and to enter into business combination transactions. In addition, the Company must maintain certain fixed charge and leverage ratios. The Company believes that it is in compliance with the financial ratios at December 31, 2004.

Note Payable to Related Party
      In conjunction with the Company’s acquisition of the Acquired Subsidiaries described in Note 2, the Company issued a note (the “Seller Note”) payable to the former stockholders of WC, HE, CHMI and LLC (the “Florida Companies”). The Seller Note is secured by a portion of WCG (the “Seller Note”) common stock, had an initial principal amount of $53,000, bears interest at the rate of 5.25% per annum and is payable from September 15, 2003 through September 15, 2006. The principal amount of the Seller Note was subject to adjustment in 2003 and 2004 based upon a number of earnouts and other contingencies set forth in the purchase agreement, including the capital adequacy of certain of the Florida Companies as of the closing date and the earnings of the Florida Medicare business during fiscal 2002, as described in Note 2. The Company

WELLCARE HEALTH PLANS, INC.
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS — (Continued)
entered into a settlement agreement in February 2004 that fixed the amount of the purchase price and the Seller Note. Concurrently upon entering into the Credit Agreement, the Company entered into an agreement with the former stockholders to repay $85,000 of the principal balance on the Seller Note. In addition, $3,000 of the principal balance of the Seller Note was forgiven in consideration for that prepayment which was netted off against interest expense. In August 2004, the Company entered into an agreement with the former stockholders to prepay an additional $3,241 of the principal balance of the Seller Note. The remaining principal balance of the Seller Note, $25,000, is due on September 15, 2006 and would be due immediately upon a sale of the Company.

Maturities of Debt
      Scheduled maturities of the Company’s debt, including the accreted amount of the senior discount notes, during fiscal years subsequent to December 31, 2004 are as follows:

2005	$1,600
2006	26,600
2007	1,600
2008	1,600
2009 and thereafter	152,101

$183,501

9.	COMMITMENTS AND CONTINGENCIES

Litigation
      The Company is involved in legal actions in the normal course of business, some of which seek monetary damages, including claims for punitive damages, which are not covered by insurance. These actions, when finally concluded and determined, will not, in the opinion of management, have a material adverse effect on the Company’s financial position, results of operations or cash flows.
      The Company believes that it has obtained adequate insurance or rights to indemnification or, where appropriate, has established adequate reserves in connection with these legal proceedings.

Operating Leases
      The Company has operating leases for office space, electronic data processing equipment, automobiles, software and terminal lines. Rental expense totaled $4,139, $2,273, $773 and $993 for the years ended December 31, 2004 and 2003, the five-month period ended December 31, 2002, and the seven-month period ended July 31, 2002, respectively. Future minimum lease payments under noncancelable operating leases with initial or remaining lease terms in excess of one year at December 31, 2004 were:

2005	$5,129
2006	4,760
2007	4,805
2008	4,860
2009	4,687
2010 and thereafter	7,756

$31,997

WELLCARE HEALTH PLANS, INC.
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS — (Continued)

10.	MEMBERS’ EQUITY
      Under Holdings’ Second Amended and Restated Limited Liability Company Agreement (the “LLC Agreement”), membership interests in Holdings were represented by issued and outstanding Units, which were classified into Class A Common Units, Class B Common Units and Class C Common Units.
      Upon the execution of the LLC Agreement as of September 5, 2002, Holdings effected a unit split, pursuant to which each common unit then issued and outstanding was automatically converted into 333 1/3 units of the same class of common unit.
      Each Class A Common Unit issued accrued, on a quarterly basis, an amount, referred to as the “Class A Common Yield,” equal to 8% per annum on the sum of (i) the Class A Common Capital Value of $3.00 per Class A Common Unit, less any portion of such amount previously distributed to the holder thereof pursuant to the terms of the LLC Agreement, and (ii) the accrued but unpaid portion of the Class A Common Yield for all prior quarterly periods.
      Class A Common Units and Class C Common Units were voting units, and entitled the holders thereof to one vote for each such Common Unit on all matters voted upon by members of the Company. Class B Common Units were non-voting units.
      Pursuant to the terms of the LLC Agreement, any distribution of cash or assets of the Company was required to be made in the following order and priority:
      First, to the holders of Class A Common Units, in proportion to and to the extent of the accrued but unpaid Class A Common Yield on all outstanding Class A Common Units at the time of the distribution, until the entire amount of the accrued but unpaid Class A Common Yield on all outstanding Class A Common Units has been paid in full;
      Second, to the holders of Class A Common Units, in proportion to and to the extent of the Class A Common Capital Value of $3.00 per Class A Common Unit not distributed to the holders prior to the time of the distribution, until the entire amount of the Class A Common Capital Value on all outstanding Class A Common Units has been paid in full;
      Third, to the holders of Class B Common Units, in proportion to and to the extent of the Class B Common Capital Value per Class B Common Unit not distributed to the holders prior to the time of the distribution, until the entire amount of the Class B Common Capital Value on all outstanding Class B Common Units has been paid in full; and
      Fourth, pro rata, based on the total number of common units of all classes outstanding, to the holders of all common units of all classes.
      Holdings did not make any distributions during the year ended December 31, 2003. The aggregate amount of cumulative distribution preference, Class A Common Yield, in arrears at December 31, 2003 was $8,353. A cumulative yield of $11,525 was distributed as common shares pursuant to the Reorganization.
      Prior to the Reorganization, Holdings entered into agreements with certain members of management and others providing for the sale and issuance of Class A Common Units and Class C Common Units. The Class C Common Units issued to management are subject to certain vesting restrictions, as set forth in the applicable agreements. As of December 31, 2003, a receivable has been recorded as a reduction of units outstanding and paid in capital for the amount of units issued to one of the Company’s board members. The receivable was collected in 2004.
      In September 2002, the Company adopted two equity plans, the 2002 Senior Executive Equity Plan (the “Executive Plan”) and the 2002 Employee Option Plan (the “Employee Plan”). Both plans permit senior executives and other key employees selected to participate to acquire ownership interests in the Company. The

WELLCARE HEALTH PLANS, INC.
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS — (Continued)
Board of Directors reserved an aggregate of 4,432,693 Common Units for issuance under the Executive Plan and the Employee Plan.
      Under the Executive Plan, participants were given the opportunity to purchase a specified number of Class A Common Units. As a result of such purchase, participants were granted a specified number of Class C Common Units, which are subject to vesting over time. During the six months ended June 30, 2004 (prior to the Company’s initial public offering), year ended December 31, 2003 and the five-month period ending December 31, 2002, the Company sold 7,386, 98,333 and 0 Class A Common Units, respectively, pursuant to the plan, for net proceeds of $50, $295 and $0, respectively.
      Under the Employee Plan, participants were granted options to purchase Class A Common Units, at an exercise price specified in each individual option grant agreement.
      In general, Class A Common Units sold and Class C Common Units granted under the Executive Plan, and all Class A Common Units issued upon exercise of options granted under the Employee Plan, are subject to the Company’s right of repurchase upon the termination of the participant’s employment with the Company or any of its subsidiaries. During the years ended December 31, 2004 and 2003, 0 and 3,333 Class A Common Units and 0 and 36,925 Class C Common Units, respectively, were repurchased at the then fair market value at date of repurchase.
      Upon the closing of the Reorganization, the Class A Common Units and Class C Common Units issued and granted under the Senior Executive Equity Plan were converted automatically into shares of common stock and the options granted under the Employee Option Plan were converted automatically into equivalent options to purchase the Company’s common stock. Each granted share and option is subject to the same vesting terms as in each holder’s original subscription or option agreement, as applicable. The number of shares subject to each option and their exercise price were adjusted to reflect the effect of the restructuring. The Company does not intend to issue any additional securities under the Executive Plan or the Employee Plan.
      Based on the initial public offering price of $17.00 per share, holders of common units received an aggregate of 29,735,757 shares of common stock in connection with the merger, reflecting (1) a conversion ratio equivalent to 0.813 shares of common stock for each common unit and (2) a distribution of the Class A Common Yield as 4,833,244 common shares.
      In July 2004, the Company’s board of directors approved and its shareholders adopted the Company’s 2004 Equity Incentive Plan. Subject to certain discretionary increases by the Company’s board of directors, a maximum of 4,688,532 shares of common stock is reserved for issuance to the Company’s directors, associates and others under this plan.
      In November 2004, the Company’s board of directors approved the Company’s 2005 Employee Stock Purchase Plan. A maximum of 387,714 shares of common stock is reserved for issuance under the plan.

Warrants
      On July 31, 2002, in conjunction with the acquisition of the Florida Companies, Holdings issued to WCG warrants to purchase 2,287,037 Class B Common Units at an exercise price of $3.00 per Class B Common Unit. On the same date, in connection with WCG’s acquisition of the Florida Companies, WCG transferred the warrants to certain of the former stockholders of the Florida Companies as part of the purchase price paid by WCG for the Florida Companies. The warrants had a 10-year term and were nontransferable during a restricted period from the date of issuance until the closing of a public offering registered with the Securities and Exchange Commission under the Securities Act of 1933. Management believes the warrants were issued at the then fair market value. The warrants were exercised in December 2003 by the former stockholders. The former stockholders issued a non-recourse note for the aggregate purchase price of $6,861

WELLCARE HEALTH PLANS, INC.
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS — (Continued)
for the units; accordingly, the note has been shown as an offset to the number of units issued and outstanding and paid in capital at December 31, 2003.

Restricted Common Share Activity
      All equity amounts hereafter reflect the conversion to common stock.
      The following table summarizes information with respect to restricted common share activity:

Restricted common shares granted in 2003	2,366,360
Restricted common shares granted in 2004	—
Equity-based compensation for year ended December 31, 2003	$168
Equity-based compensation for year ended December 31, 2004	$474
Restricted common shares subject to repurchase at December 31, 2003	1,384,776
Restricted common shares subject to repurchase at December 31, 2004	2,432,280
Restricted common shares forfeited in 2003	100,995
Restricted common shares forfeited in 2004	28,460
Equity Option Activity
      The following table summarizes equity option activity:

	Year Ended		Year Ended
	December 31, 2004		December 31, 2003

		Weighted		Weighted
		Average		Average
		Exercise		Exercise
	Options	Price	Options	Price

Outstanding at beginning of year	894,058	$4.54	—	—
Granted	1,709,150	$16.93	894,058	$4.54
Exercised	(21,565)	$3.83	—	—
Forfeited	(166,568)	$7.30	—	—

Outstanding at end of period	2,415,075	$13.12	894,058	$4.54

Exercisable at end of period	358,674	$4.76	61,326	$3.69

WELLCARE HEALTH PLANS, INC.
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS — (Continued)
      The following table summarizes information regarding options outstanding and exercisable:

	Options Outstanding			Options Exercisable

		Weighted
		Average
		Remaining	Weighted		Weighted
Range of		Contractual	Average		Average
Exercise	Number	Life	Exercise	Number	Exercise
Prices	Outstanding	(Years)	Price	Exercisable	Price

December 31, 2004
$ 3.69	544,623	8.7	$3.69	254,735	$3.69
$ 6.47 – $ 8.33	690,684	9.1	$7.73	98,731	$6.88
$17.00 – $23.80	1,116,768	9.7	$20.02	5,208	$17.00
$26.38 – $33.66	63,000	9.9	$31.37	—	$—

	2,415,075	9.3	$13.12	358,674	$4.76
December 31, 2003
$ 3.69 – $ 6.47	894,058	9.5	$4.54	61,326	$3.69
      The minimum fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions used for the grants during the period:

	Year Ended	Year Ended
	December 31,	December 31,
	2004	2003

Weighted average risk-free interest rate	4.30%	3.98%
Range of risk-free interest rates	3.89% – 4.85%	3.37% – 4.52%
Term	6.69	6.75
Expected dividend yield	0%	0%
Volatility	50.2%	50.2%
Weighted average fair value for options granted	$14.98	$4.54

11.	STATUTORY CAPITAL AND DIVIDEND RESTRICTIONS
      State insurance laws and regulations prescribe accounting practices for determining statutory net income and surplus for HMOs and require, among other matters, the filing of financial statements prepared in accordance with statutory accounting practices prescribed or permitted for HMOs. State insurance regulations also require the maintenance of a minimum compulsory surplus based on various factors. At December 31, 2004, the Company’s HMO subsidiaries were in compliance with these minimum compulsory surplus requirements. The combined statutory capital and surplus of the Company’s HMO subsidiaries was $116,725 and $59,534 at December 31, 2004 and 2003, respectively, compared to the required surplus of $53,204 and $34,544 at December 31, 2004 and 2003, respectively.
      Dividends paid by the Company’s HMO subsidiaries are limited by state insurance regulations. The insurance regulator in each state of domicile may disapprove any dividend that, together with other dividends paid by a subsidiary in the prior twelve months, exceeds the regulatory maximum as computed for the HMO based on its statutory surplus and net income.

WELLCARE HEALTH PLANS, INC.
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS — (Continued)

12.	INCOME TAXES
      The Company and its subsidiaries file a consolidated federal income tax return. The Company and the subsidiaries file separate state franchise, income and premium tax returns as applicable.
      The following table provides components of income tax expense for the following periods:

			Five-Month
	Year Ended	Year Ended	Period Ended
	December 31,	December 31,	December 31,
	2004	2003	2002

Current:
Federal	$23,411	$13,465	$8,705
State	4,065	1,906	1,820

	27,476	15,371	10,525

Deferred:
Federal	3,335	1,398	(4,980)
State	445	186	(740)

	3,780	1,584	(5,720)

Total	$31,256	$16,955	$4,805

A reconciliation of income tax at the effective rate to income tax at the statutory federal rate is as follows:

			Five-Month
	Year Ended	Year Ended	Period Ended
	December 31,	December 31,	December 31,
	2004	2003	2002

Income tax expense at statutory rate	$28,176	$14,256	$3,312
Increase (reduction) resulting from:
State income tax, net of federal benefit	2,932	1,611	708
Provision to return differences	—	403	—
Effect of non-deductible expenses and other, net	148	685	785

Total income tax expense	$31,256	$16,955	$4,805

      The significant components of the Company’s deferred tax assets and liabilities are as follows:

	December 31,

	2004	2003	2002

Deferred tax assets:
Medical and other benefits discounting	$6,215	$2,178	$1,890
Unearned premium discounting	4,964	5,968	1,809
Accrued expenses and other	4,183	3,890	5,198

	15,362	12,036	8,897

Deferred tax liabilities:
Goodwill, other intangibles and other	14,818	4,155	99
Prepaid liabilities	—	1,068	421

	14,818	5,223	520

Net deferred tax asset	$544	$6,813	$8,377

WELLCARE HEALTH PLANS, INC.
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS — (Continued)

13.	RELATED-PARTY TRANSACTIONS

Transaction Expenses
      The Company reimbursed expenses and paid transaction fees of $0, $83 and $3,668, for the years ended December 31, 2004, 2003 and the five-month period ended December 31, 2002, respectively, to the majority stockholder of the Company. These reimbursed expenses have been included within selling, general and administrative expenses.

Seller Note
      The Seller Note described in Note 8 related to the acquisition of the Acquired Subsidiaries are due to the former stockholders of the Florida Companies, one of whom also serves as a director of WC and HE and one of whom is an executive officer of the Company. The Seller Note is secured by a portion of WCG’s common stock, had an initial principal amount of $53,000 plus earnouts and other purchase price adjustments that were subject to certain balance sheet amounts and operating results during 2002, as determined in accordance with the purchase agreement, bears interest at the rate of 5.25% per annum, and is payable from September 15, 2003 through September 15, 2005. The Company entered into a settlement agreement on February 12, 2004 that fixed the amount of the purchase price and Seller Note. Concurrently, upon entering into the Credit Agreement as described in Note 8, the Company entered into an agreement with the former stockholders to prepay $85,000 of the principal balance on the Seller Note. In addition, $3,000 of the principal balance of the Seller Note was forgiven in consideration for that prepayment which was netted off against interest expense. In August 2004, the Company entered into an agreement with the former stockholders to prepay an additional $3,241 of the principal balance of the Seller Note. The remaining principal balance of the Seller Note, $25,000, is due on September 15, 2006 and would be due immediately upon sale of the Company.

Consulting Fees
      For the years ended December 31, 2004, 2003 and the five-month period ended December 31, 2002, the Company incurred consulting fees of $0, $35 and $190, respectively, to former stockholders of the Acquired Subsidiaries.

IntelliClaim
      In March 2003, the Company entered into an agreement with IntelliClaim, Inc. pursuant to which the Company licenses software and purchases maintenance, support and related services from IntelliClaim. A member of the Company’s board of directors is the Chairman and Chief Executive Officer of IntelliClaim. In 2004 and 2003, the Company purchased $219 and $263 of services in the aggregate from IntelliClaim, respectively.

Bay Area Primary Care and Bay Area Multi Specialty Group
      The Company conducts business with Bay Area Primary Care and Bay Area Multi Specialty Group, which provide medical and professional services to a portion of the Company’s membership base. These entities are owned and controlled by a former stockholder of the Florida Companies, who also serves as a director of WC and HE. In 2004, 2003 and 2002, the Company purchased $1,104, $1,131 and $2,280 in services, respectively, in the aggregate from Bay Area Primary Care and Bay Multi Specialty Group.

WellCare Healthy Communities Foundation
      During 2004, the Company contributed $500 to its newly created charitable foundation, WellCare Healthy Communities Foundation.

WELLCARE HEALTH PLANS, INC.
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS — (Continued)

14.	EMPLOYEE BENEFIT PLAN
      The Company, through its subsidiary, CHMI, began offering a defined contribution 401(k) in December 2002. The amount of matching contribution expense incurred in the years ended December 31, 2004 and 2003 and the five-month period ended December 31, 2002 was $266, $241 and $14, respectively. The Predecessor had a separate defined contribution 401(k) plan and made matching contributions of $127 for the Predecessor seven-month period ended July 31, 2002.

15.	SEGMENT REPORTING
      The Company has two reportable segments: Medicaid and Medicare. The segments were determined based upon the type of governmental administration and funding of the health plans. Segment performance is evaluated based upon earnings from operations without corporate allocations. Accounting policies of the segments are the same as those described in Note 1.
      The Medicaid segment includes operations to provide healthcare services to recipients that are eligible for state supported programs including Medicaid and children’s health programs. The Medicare segment includes operations to provide healthcare services to recipients who are eligible for the federally supported Medicare program. The Company no longer operates a commercial line of business.
      Assets and equity details by segment have not been disclosed, as they are not reported internally by the Company.

	Successor			Predecessor

			Five-Month	Seven-Month
	Year Ended	Year Ended	Period Ended	Period Ended
	December 31,	December 31,	December 31,	July 31,
	2004	2003	2002	2002

Premium Revenue:
Medicaid	$1,055,000	$740,078	$267,911	$329,164
Medicare	334,760	288,330	120,814	170,073
Corporate and other	1,136	14,444	9,928	17,976

	1,390,896	1,042,852	398,653	517,213

Medical benefits expense:
Medicaid	851,153	609,233	222,007	274,672
Medicare	275,348	238,933	107,384	145,768
Corporate and other	(941)	12,887	12,372	14,484

	1,125,560	861,053	341,763	434,924

Gross Margin:
Medicaid	203,847	130,845	45,904	54,492
Medicare	59,412	49,397	13,430	24,305
Corporate and other	2,077	1,557	(2,444)	3,492

	$265,336	$181,799	$56,890	$82,289

WELLCARE HEALTH PLANS, INC.
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS — (Continued)

16.	QUARTERLY FINANCIAL INFORMATION (unaudited)
      Selected unaudited quarterly financial data in 2004 and 2003 are as follows:

	For the Three-Month Period Ended

	March 31,	June 30,	September 30,	December 31,
	2004	2004	2004	2004

Total revenues	$301,836	$321,431	$374,644	$397,292
Income before income taxes	9,686	14,654	26,912	29,254
Net income	5,822	8,936	$16,793	$17,699

Class A common unit yield	(1,571)	(1,601)	—	—
Net income attributable to common units	$4,251	$7,335	—	—

Income per unit — basic	$0.15	$0.26	—
Income per unit — diluted	$0.13	$0.23	—
Net income attributable per common unit
Net income attributable per common unit — basic	—	—	$0.48	$0.50
Net income attributable per common unit — diluted	—	—	$0.45	$0.46
Pro forma net income per common share
Pro forma net income per common share — basic	$0.19	$0.32	—	—
Pro forma net income per common share — diluted	$0.16	$0.28	—	—
Period end membership	581,000	695,000	734,000	747,000

	For the Three-Month Period Ended

	March 31,	June 30,	September 30,	December 31,
	2003	2003	2003	2003

Total revenues	$251,557	$254,157	$260,548	$279,720
Income before income taxes	5,910	11,221	15,713	7,648
Net income	3,428	6,508	7,687	5,914
Class A common unit yield	(1,448)	(1,478)	(1,511)	(1,560)
Net income attributable to common units	$1,980	$5,030	$6,176	$4,354

Income per unit — basic	$0.07	$0.19	$0.23	$0.16
Income per unit — diluted	$0.07	$0.17	$0.20	$0.14
Period end membership	482,000	489,000	497,000	555,000
      The sum of the quarterly earnings per unit amounts do not equal the amount reported since per unit amounts are computed independently for each quarter and for the full year based on respective weighted-average units outstanding and other dilutive potential units.

WELLCARE HEALTH PLANS, INC. PRO FORMA
PRO FORMA UNAUDITED STATEMENTS OF INCOME
      The pro forma unaudited statements of income presented below give effect to the acquisition of Harmony Health Systems, Inc. (“Harmony”), an Illinois Corporation, by WCG Health Management, Inc, a subsidiary of WellCare Health Plans, Inc. (the “Company”). The pro forma unaudited financial statements assume the merger had occurred as of January 1 for purposes of the pro forma unaudited income statements for the three months ended March 31, 2004 and the year ended December 31, 2004. The pro forma unaudited financial statements include the historical amounts of the Company and Harmony adjusted to reflect the effects of the Company’s acquisition of Harmony.
      The Company has accounted for the acquisition using the purchase method of accounting. Therefore, the Company recorded the assets (including identifiable intangible assets) and liabilities of Harmony at their estimated fair value. The difference between the purchase price and the estimated fair value of the net assets and liabilities will result in goodwill. The effects of the acquisition have been recorded in the Company’s consolidated balance sheet as of December 31, 2004.
      The pro forma information, while helpful in illustrating the financial characteristics of the combined Company under one set of assumptions, should not be relied upon as being indicative of the results that would actually have been obtained if the merger had been in effect for the periods described above or the future results of the combined Company.
      The pro forma information should be read in conjunction with the historical consolidated financial statements of the Company.

WELLCARE HEALTH PLANS, INC. PRO FORMA
UNAUDITED PRO FORMA STATEMENT OF INCOME
(Dollars in thousands)

	Three Months Ended March 31, 2004

		Harmony			WellCare Health
	WellCare Health	Health	Pro Forma		Plans, Inc.
	Plans, Inc.	Systems, Inc.	Adjustments		Pro Forma

Revenues:
Premium	$301,250	$31,685			$332,935
Investment and other income	586	36	$(13	)(A)	609

Total revenues	301,836	31,721	(13)		333,544
Expenses:
Medical benefits	251,435	24,027			275,462
Selling, general and administrative	38,450	5,826	750	(B)	45,026
Interest	2,265	2	550	(D)	2,817

Total expenses	292,150	29,855	1,300		323,305

Income/(loss) before income taxes	9,686	1,866	(1,313)		10,239
Income tax expense (benefit)	3,864	726	(512	)(E)	4,078

Net income	$5,822	$1,140	$(801)		$6,161

Net Income Per Share:
Basic	$0.16				$0.17	(F)
Diluted	$0.15				$0.16	(F)
Number of Shares Outstanding:
Basic	37,069,090				37,069,090
Diluted	38,871,400				38,871,400
See notes to the unaudited pro forma financial statements.

WELLCARE HEALTH PLANS, INC. PRO FORMA
UNAUDITED PRO FORMA STATEMENT OF INCOME
(Dollars in thousands)

	Year Ended December 31, 2004

		Harmony			WellCare Health
	WellCare Health	Health	Pro Forma		Plans, Inc. Pro
	Plans, Inc.	Systems, Inc.	Adjustments		Forma

Revenues:
Premium	$1,390,896	$52,976			$1,443,872
Investment and other income	4,307	66	$(64	)(A)	4,309

Total revenues	1,395,203	53,042	(64)		1,448,181
Expenses:
Medical benefits	1,125,560	39,924			1,165,484
Selling, general and administrative	171,257	16,157	(5,470	)(B)(C)	181,944
Depreciation and amortization	7,715	304			8,019
Interest	10,165	14	927	(D)	11,106

Total expenses	1,314,697	56,399	(4,543)		1,366,553

Income/(loss) before income taxes	80,506	(3,357)	4,479		81,628
Income tax expense (benefit)	31,256	(1,665)	1,738	(E)	31,329

Net income	$49,250	$(1,692)	$2,741		$50,299

Net Income Per Share:
Basic	$1.70				$1.73	(F)
Diluted	$1.56				$1.59	(F)
Number of Shares Outstanding:
Basic	29,011,115				29,011,115
Diluted	31,595,180				31,595,180
See notes to the unaudited pro forma financial statements.

WELLCARE HEALTH PLANS, INC. PRO FORMA
NOTES TO PRO FORMA UNAUDITED STATEMENTS OF INCOME
(Dollars in thousands)

(A)	Represents the estimated loss of investment income earned on the $10,291 cash paid to Harmony’s equityholders of $13 and $64 for the three months and the five months ended March 31, 2004 and May 31, 2004, respectively.

(B)	Represents the amortization expense recorded related to management’s estimation of the identifiable intangible assets of $750 and $1,329 for the three month ended March 31, 2004 and the five months ended May 31, 2004, respectively.

(C)	Represents one time expenses relating to the purchase of Harmony, including termination of preferred stock of approximately $5,199 and legal and transaction fees of approximately $1,600.

(D)	Represents interest expense for the $40,000 additional borrowing of $550 and $927 for the three months ended March 31, 2004 and the five months ended May 31, 2004, respectively.

(E)	The income tax expense/benefit related to all adjustments is projected at the Company’s effective tax rate of 38.8%. The income tax expense calculated using the effective tax rates was $1,738 for the five months ended May 31, 2004 and the income tax benefit was $512 for the three month period ended March 31, 2004.

(F)	The unaudited pro forma earnings per share is calculated using outstanding common stock and common stock options, as applicable, on December 31, 2004. The March 31, 2004 unaudited pro forma earnings per share is calculated using outstanding common stock and common stock options, as applicable, at the initial public offering plus common stock options issued contemporaneously with the offering, as applicable, and common stock sold in the initial public offering.